


Sara Lee Corporation 2010 Annual Report

# STRONGER SIMPLER BETTER


SEC MAIL PROCESSING SECTION
SEP 1 5 2010
WASH., D.C.
RECEIVED
200


Sara Lee

2010 Annual Report

# Financial highlights

| Dollars in millions except per share data Years ended | July 3, 2010[1] | June 27, 2009[1] | % Change |
|---|---|---|---|
| **Results of Operations** | | | |
| **Continuing operations** | | | |
| **Net sales** | $10,793 | $10,882 | (0.8)% |
| **Income before income taxes** | 795 | 358 | NM |
| **Income** | 642 | 225 | NM |
| **Income attributable to Sara Lee** | 635 | 220 | NM |
| **Income per share of common stock – diluted** | 0.92 | 0.31 | NM |
| **Income (loss) from discontinued operations** | (199) | 155 | NM |
| **Gain on sale of discontinued operations** | 84 | – | NM |
| **Net income** | 527 | 380 | 38.5 |
| **Net income attributable to Sara Lee** | 506 | 364 | 39.0 |
| **Net income per share of common stock – diluted** | 0.73 | 0.52 | 40.4 |
| **Other Information[2]** | | | |
| **Net cash from operating activities** | 631 | 640 | (1.3) |
| **Total advertising and promotion expense** | 372 | 309 | 20.1 |
| **Depreciation** | 361 | 351 | 2.9 |
| **Capital expenditures** | 375 | 359 | 4.5 |
| **Annualized dividends per share of common stock[3]** | 0.44 | 0.44 | 0.0 |

1 See Financial Review and Notes to Financial Statements regarding the exit activities, asset and business dispositions, impairment charges, transformation charges, Project Accelerate charges and various other charges and credits included in these reported results.

2 Financial amounts include results for businesses reported in continuing operations.

3 Represents the dividend declared in the fourth quarter, annualized for the year.

**Mission**

To simply delight you... every day

**Vision**

To be the first choice of consumers and customers around the world by bringing together innovative ideas, continuous improvement and people who make things happen

**Values**

Act with *integrity*
Use *imagination*
Be *inclusive*
Work as a *team*
Have *passion* to excel

**Contents**

# STRONGER

With our business portfolio now built around meat, bakery and coffee, we have transformed Sara Lee into a focused company.

We have also continued to build better capabilities across the company. Our objective: operational excellence in everything we do.

Sara Lee is stronger than ever. And we're in a great position to continue to improve our business, accelerate our growth and deliver strong, long-term results.


Jimmy Dean
D-lights
Turkey Sausage
Sara Lee
Soft & Smooth
White
Douwe Egberts
Senseo
Ball Park
Beef Franks
Douwe Egberts
Hillshire Farm
Honey Ham

# Dear fellow stockholders

## Coming off of two very good years, Sara Lee is well-positioned to deliver growth and drive shareholder value over the long-term. With a relentless focus on consumers, customers and operations, we have become a stronger, simpler and better company.

**The three words on the cover of this report clearly articulate where we have been, where we are today and where we are going in the future. I'd like to offer you some perspective about each.**

**Stronger** Strength in business can be measured in many ways. I'd like to point out two that stand out for us in recent years.

First, we are winning in the marketplace behind the strength of our brands. Market share performance is a good indicator of our progress. In North American Retail, share grew in 10 of our 12 core categories in fiscal 2010. In North American Fresh Bakery, we saw branded share gains recently in spite of a highly competitive environment. And, in International Beverage, behind on-trend new products, we successfully grew and defended our strong share positions in the face of challenging economic conditions. Our success is predicated on a complementary set of strong capabilities, including supply chain, marketing, customer management and innovation.

The second is our strengthened talent base. We've taken deliberate steps to provide more training and support for our employees, while setting very high standards for new hires. We have a world-class group of employees working with a common mission, vision and values, as well as true alignment around their goals, plans and actions. Working with talented people gives everyone at Sara Lee greater confidence in our ability to succeed in the future.

**Simpler** The most apparent move to simplify Sara Lee has been our ongoing portfolio rationalization. During fiscal 2010, we began the process of divesting our International Household and Body Care businesses.

To date, we have announced four transactions and have closed the sale of Air Care to The Procter & Gamble Company and our stake in an Indian Insecticides joint venture to our partner Godrej Consumer Products.

We have announced binding offers to sell our Body Care business to Unilever and our non-Indian Insecticides operation to SC Johnson. Both are expected to close by the end of calendar year 2010. We have also continued to exit non-core, low-margin businesses, such as commodity meats.

Simplification is not only about our portfolio, but also about how we run our business. By streamlining processes and improving our systems, we have a leaner, more effective approach to managing Sara Lee. In particular, Project Accelerate – a company-wide cost reduction and productivity initiative with simplification at its core – continues to make meaningful contributions to both the bottom line and the quality of our operations.

Senior management team, standing from left to right:

**CJ Fraleigh**
Chief executive officer
North American Retail
and Foodservice

**Frank van Oers**
Chief executive officer
International Beverage
and Bakery

**Mark Garvey**
Interim chief financial officer

**Vincent Janssen**
Chief executive officer
International Household
and Body Care

**Brett Hart**
Executive vice president,
general counsel and
corporate secretary

**Stephen Cerrone**
Executive vice president
human resources

Seated from left to right:

**Tom Hansson**
Senior vice president
strategy and corporate
development

**Marcel Smits**
Interim chief executive officer



**Better** With great people, brands and plans, as well as supporting a growing, simpler business, we are truly getting better every day.

Over the course of fiscal 2010, we raised our adjusted earnings per share guidance three times and ultimately exceeded it at year-end. We saw adjusted operating segment income increase in most of our segments, highlighted by strong improvement in our two largest businesses: North American Retail and International Beverage. And, cash from operations was up $52 million to $952 million, in spite of the fact that we made a $200 million voluntary pension cash contribution to reduce future obligations and mitigate volatility.

We also announced a new capital plan that will return significant value to our shareholders by repurchasing $2.5 to $3 billion of our stock over a three-year period, while gradually increasing our dividend. And we will continue to evaluate the best opportunities for value creation, including potential acquisitions.

The conclusion you can draw is that being stronger, simpler and better is paying off and has us well-positioned for our future.

I'd like to end by thanking all of our employees around the world who have made our success possible. In addition, our Board of Directors continues to be an outstanding resource and plays a pivotal role in helping to shape our strategy.

On behalf of all Sara Lee employees, I want to extend our deepest thanks to Brenda Barnes for the incredible leadership and vision she provided over the past six years. Without her perseverance and dedication, Sara Lee would not be as well-positioned as it is today. We wish her the absolute best as she moves on to the next chapter in her life.

And, finally, I want to thank our shareholders for their support. We remain entirely committed to delivering superior shareholder value, and believe we have the plans and people to do so.

**Marcel H.M. Smits**
Interim chief executive officer

September 1, 2010

# SIMPLER

Over the past several years, we have methodically pursued our strategy to create a simpler, more focused company with compelling prospects for creating shareholder value.

It's really sweet and simple: Sara Lee is now a strong competitor in food and beverage, with leading brand positions in retail and foodservice across North America and internationally.

We have sharpened our focus on innovation, brand building and operational excellence to grow our business in three large and dynamic categories: meat, bakery and coffee.

## COFFEE

*Sara Lee is a leading global coffee company. Led by the strength of brands such as* Douwe Egberts, Maison du Café, Marcilla, Café Pilão *and* Senseo, *our high-quality, innovative coffee products are well-known and loved in retail and foodservice markets around the world. Sara Lee is particularly strong in Western European retail and out-of-home coffee markets, and in the U.S. foodservice channel. Over the past decade, we have also built leading coffee businesses in emerging markets such as Brazil and Eastern Europe.*

## MEAT

*Sara Lee is a category leader in meat in the U.S. retail and foodservice channels, where we have strong positions in lunch and deli meat, protein breakfast products, hot dogs, corn dogs and smoked sausage. We are growing our core brands,* Ball Park, Hillshire Farm, Jimmy Dean *and* Sara Lee, *through effective marketing and consumer-driven innovation centered on superb taste, convenience and nutrition. We are investing in fast-growing high-margin sub-categories, such as premium lunch meat and convenient protein breakfast.*

OUR MISSION

**TO SIMPLY DELIGHT YOU... EVERY DAY**

## BAKERY

*Sara Lee holds a strong position in several bakery markets around the world. In the United States, we are known for innovative, high-quality, fresh and frozen bakery products, customer excellence and the power of the* Sara Lee *brand. We are also a leader in foodservice bakery with our* Sara Lee *and* Chef Pierre *pies, cakes and desserts. Internationally, we are a leading fresh bakery company in Spain, a major supplier of refrigerated dough in Europe and a prominent frozen bakery company in Australia.*

# BETTER

As we have simplified our business, we've also continued to build our capabilities. From consumer insights to category management, marketing discipline to supply chain efficiency, we are building a better Sara Lee.

Much-improved processes have made us more nimble, with a lower cost structure and a greater ability to reinvest in our business, people, brands and future growth. We'll continue to focus on this.

Sara Lee today is a much better operator and competitor than it has ever been, with the people, resources and strategic clarity in place to accelerate the pace of growth.


KNOW
We really get to know our consumers, shoppers and customers. The insights we gain are key inputs for our product innovation, marketing and sales programs.
MAKE
We make our products near where we sell them. We maintain a sharp, constant focus on improving the efficiency, safety and sustainability of our supply chain.
GROW
We grow by helping our customers grow. We focus on delivering the support they need, along with the brands and products consumers want and love.
REINVEST
We reinvest in our business to drive future growth. R&D, brand building and supply chain improvement are critical to sustaining long-term momentum.
CYCLE OF SUCCESS

*Ever since we first introduced the Senseo brand in the Netherlands in 2001, the Senseo single-serve coffee machine and coffee pods have been a great success for Sara Lee and its business partner Royal Philips Electronics. The Senseo brand continues to excite consumers, for instance, with the eye-catching design of the new Quadrante coffee maker that was recently launched in Europe.*


DOUWE EGBERTS
Senseo
DARK ROAST
x36

# Brewing success through coffee innovation.

**Multi-serve, single-serve or instant. Cappuccino or espresso. At home or away from home. Sara Lee has a coffee for everyone, everywhere.**

With roots that date back to the 1753 founding of the *Douwe Egberts* brand in the Netherlands, our coffee business is established and experienced, but also dynamic and more innovative than ever.

Consumers have different tastes and preferences when it comes to enjoying their coffee. This simple insight drives Sara Lee product innovation, which is why our *Senseo* brand, for instance, is a leader in the fast-growing single-serve coffee category. The *Senseo* brand continues to launch exciting new coffee pods and machines.

Another example: more and more consumers enjoy a cup of espresso made with Nespresso®* coffee machines. With *L'OR*



* Trademark owned by third parties not connected to Sara Lee Coffee & Tea France.

*Espresso*, which was launched in France in the spring of 2010, Sara Lee offers consumers delicious, high-quality espresso capsules that are conveniently available at supermarkets around the country and contain sustainable, 100% UTZ Certified Arabica coffee.

And in the out-of-home channel, our *Cafitesse* liquid coffee concentrate system helps foodservice operators such as restaurants, hotels and conference centers serve many cups of high-quality coffee, fast. The *Cafitesse* coffee machine makes your choice from many varieties of coffee at the touch of a button, without any waste.

*Sara Lee's coffee innovations come in different shapes and formats.* L'OR Espresso *capsules were successfully launched in the French retail channel.* Douwe Egberts *Aromettes is a new way of brewing drip-filter coffee. Each bean-shaped scoop of compressed coffee is good for one delicious cup.*


MAISON DU CAFE
NOU
L'OR
ESPRESSO
SPLENDENTE
Douwe Egberts
NIEUW
Aromettes
ORIGINAL
32



# A bigger slice of a growing market.

**Lunch meat is a large, growing and profitable category, both for Sara Lee and its customers.**

With our well-known *Hillshire Farm* and *Sara Lee* brands, lunch meat is a key area of strength and a long-term growth driver for the company.

We are currently investing in a state-of-the-art sliced meat facility in Kansas City to reinforce our competitive advantage and continue our momentum. When it becomes fully operational in 2011, this new plant will increase scale and quality, while helping to establish Sara Lee as the category's low-cost producer.

The wellness and nutrition trend represents another great opportunity for Sara Lee to grow its lunch meat business.

*with* Hillshire Farm *Deli Select Premium Hearty Slices Signature Honey Ham and* EarthGrains *bread made with* Eco-Grain *wheat.*

Premium-quality, lower-sodium lunch meats from *Hillshire Farm* and *Sara Lee* – brands people know and trust – focus on the consumer's desire for better-for-you food options. Sara Lee will continue to focus on this important food trend.

And we are further strengthening our brands by connecting with our consumers in a variety of ways, from television spots to the Web and social media. The *Hillshire Farm* brand, for instance, provides great sandwich ideas through a Facebook page and the brand's Web site, www.gomeat.com.

*Sara Lee is committed to reducing salt an average of 20 percent across its key categories by 2015. The effort builds on the success of past salt-reduction initiatives, and includes the launch of lower-sodium* Hillshire Farm *and* Sara Lee *lunch and deli meats.*


NEW!
Hillshire Farm
DELI SELECT
LOWER SODIUM
OVEN ROASTED
TURKEY BREAST
ULTRA THIN



*A delicious, convenient breakfast at home that provides fuel for the day: a* Jimmy Dean D-lights *Turkey Sausage Breakfast Bowl for mom, and new* Jimmy D's *French Toast* Griddlers *sandwiches for the kids.*


Jimmy Dean
NEW!
TURKEY SAUSAGE
Jimmy D's
FRENCH TOAST GRIDDLERS
Cinnamon Glazed French Toast
and Turkey Sausage Sandwich
4 SERVINGS

# The power of protein at the breakfast table.

**The *Jimmy Dean* brand has evolved from a breakfast sausage brand into a successful, fast-growing protein breakfast platform.**

*Jimmy Dean* is America's number-one protein breakfast brand, with a full line of tasty and convenient products that include breakfast sausage, sandwiches, omelets, skillets and bowls. Thoughtfully responding to consumers' changing needs, the *Jimmy Dean* brand has grown rapidly over the past few years.

*Jimmy Dean D-lights* breakfast sandwiches and bowls cater to families' desire for sensible food options, making it easy for consumers to enjoy a warm, satisfying breakfast in minutes – at less than 300 calories per serving.

We continue to introduce other exciting breakfast products under the *Jimmy Dean* brand, such as *Jimmy D's*, a new line of hearty, satisfying breakfast products that combine wholesome turkey sausage with the taste kids love. All products are under 210 calories per serving and are a good or excellent source of protein, an essential nutrient that helps keep young bodies going and builds muscle. *Jimmy D's* French Toast *Griddlers, Griddle Sticks* and French Toast *Duos* help moms ensure their kids start the morning off right with a satisfying breakfast that includes protein, so that they can "Shine On."

*Jimmy Dean D-lights breakfast sandwiches and bowls have less than 300 calories per serving and contain less than half the fat compared to the leading breakfast bowl. With more than 18 grams of protein per serving, Jimmy Dean D-lights products provide a warm, satisfying start to the day.*


Jimmy Dean
D-lights
TURKEY SAUSAGE BOWL
SCRAMBLED EGG WHITES, POTATOES, TURKEY SAUSAGE CRUMBLES & REDUCED FAT CHEESE
230 CALORIES
23g PROTEIN


Sara Lee
Sara Lee
Soft & Smooth
100% Whole Wheat
No High Fructose Corn Syrup

# Accelerating productivity everywhere.

**Across Sara Lee, we are constantly looking for a better way to approach everything we do. We call it continuous improvement.**

Improvement is an ongoing effort at Sara Lee: simplifying our business model, increasing process efficiencies and reducing our costs. There is always room for improvement.

Project Accelerate is a key initiative in this area. This comprehensive company-wide cost-reduction and productivity program is taking efficiencies to the next level. The company now has the standardized processes and integrated IT infrastructure in place to further reduce costs through business process outsourcing, continued simplification of the business and corporate cost reduction.

distribution footprints in the U.S. fresh bakery category.

Sara Lee is also very focused on its cost structure at the business segment level. We are working on improving the profitability of our North American Fresh Bakery business, for instance, by increasing our local market scale and reducing business complexity. We lowered the number of different breads, buns and rolls we produce and sharpened our sales and operations planning. And we continue to introduce innovative, value-added products, such as *Sara Lee Soft & Smooth* Plus breads made with DHA Omega-3 and *EarthGrains* breads made with *Eco-Grain* wheat.


Sara Lee
Plus
12 mg DHA Omega-3
30% Whole Grain
Sara Lee
Soft & Smooth
Plus
Made with DHA OMEGA-3
Made with Whole Grain White

*Sara Lee expanded its successful* Soft & Smooth *bread line with the introduction of* Sara Lee Soft & Smooth *Plus breads made with DHA Omega-3. Available in 100% Whole Wheat and made with Whole Grain White, the two new breads contain 12 mg of DHA Omega-3 per two-slice serving.*

# SUSTAINABLE

At Sara Lee, we are committed to promoting wellness and nutrition, actively supporting the communities in which our people live and work, and protecting our planet. You can read more about our programs and initiatives in the 2010 sustainability report, available on our Web site at www.saralee.com/sustainability.


ENVIRONMENT

**Financial contents**

# Financial summary

| Dollars in millions except per share data — Years ended | July 3, 2010[1] | June 27, 2009 | June 28, 2008 | June 30, 2007 | July 1, 2006 |
|---|---|---|---|---|---|
| **Results of Operations** | | | | | |
| **Continuing operations** | | | | | |
| Net sales | $10,793 | $10,882 | $10,949 | $ 9,964 | $ 9,371 |
| Operating income | 918 | 487 | (51) | 305 | 211 |
| Income before income taxes | 795 | 358 | (156) | 161 | (26) |
| Income (loss) | 642 | 225 | (276) | 258 | (18) |
| Income (loss) attributable to Sara Lee | 635 | 220 | (280) | 256 | (18) |
| Effective tax rate | 19.3% | 37.3% | 76.6% | (60.0)% | 32.6% |
| Income (loss) per share of common stock | | | | | |
| Basic | $ 0.92 | $ 0.31 | $ (0.39) | $ 0.35 | $ (0.02) |
| Diluted | 0.92 | 0.31 | (0.39) | 0.34 | (0.02) |
| Income (loss) from discontinued operations | (199) | 155 | 236 | 228 | 184 |
| Gain (loss) on sale of discontinued operations | 84 | – | (24) | 16 | 401 |
| Net income (loss) | 527 | 380 | (64) | 502 | 568 |
| Net income (loss) attributable to Sara Lee | 506 | 364 | (79) | 504 | 555 |
| Net income (loss) per share of common stock | | | | | |
| Basic | 0.74 | 0.52 | (0.11) | 0.68 | 0.72 |
| Diluted | 0.73 | 0.52 | (0.11) | 0.68 | 0.72 |
| **Financial Position** | | | | | |
| Total assets | $ 8,836 | $ 9,419 | $10,831 | $11,755 | $14,660 |
| Total debt | 2,781 | 2,804 | 3,164 | 4,204 | 5,898 |
| **Per Common Share** | | | | | |
| Dividends declared | $ 0.44 | $ 0.44 | $ 0.42 | $ 0.50 | $ 0.59 |
| Book value at year-end | 2.25 | 2.93 | 3.98 | 3.51 | 3.22 |
| Market value at year-end | 13.99 | 9.58 | 12.18 | 17.40 | 16.02 |
| Shares used in the determination of net income per share | | | | | |
| Basic (in millions) | 688 | 701 | 715 | 741 | 766 |
| Diluted (in millions) | 691 | 703 | 715 | 743 | 768 |
| **Other Information – Continuing Operations Only** | | | | | |
| Net cash flow from operating activities | $ 631 | $ 640 | $ 385 | $ 268 | $ 122 |
| Net cash from (used in) investing activities | (34) | (267) | (170) | 632 | 744 |
| Net cash from (used in) financing activities | (490) | (532) | (1,601) | (749) | 757 |
| Depreciation | 361 | 351 | 367 | 363 | 351 |
| Media advertising expense | 217 | 168 | 187 | 177 | 182 |
| Total media advertising and promotion expense | 372 | 309 | 353 | 341 | 338 |
| Capital expenditures | 375 | 359 | 490 | 568 | 396 |
| Common stockholders of record | 65,000 | 67,000 | 70,000 | 76,000 | 82,000 |
| Number of employees | 33,000 | 35,000 | 37,000 | 38,000 | 41,000 |

[1] 53-week year.

Note: The amounts above include the impact of certain significant items. Significant items may include, but are not limited to: exit activities, asset and business dispositions, impairment charges, transformation charges, Project Accelerate charges, settlement and curtailment gains or losses and various significant tax matters. Further details of these items are included in the Financial Review on page 22. Operating income is reconciled between the income from each of the corporation's business segments to income from continuing operations before income taxes in Note 19 of the Consolidated Financial Statements titled, *Business Segment Information*.

The Consolidated Financial Statements and Notes and the Financial Review should be read in conjunction with the Financial Summary.

# Financial review

This Financial Review discusses the corporation's results of operations, financial condition and liquidity, risk management activities, and significant accounting policies and critical estimates. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained elsewhere in this annual report. The corporation's fiscal year ends on the Saturday closest to June 30. Fiscal 2010 was a 53-week year, while fiscal years 2009 and 2008 were 52-week years. Unless otherwise stated, references to years relate to fiscal years. The following is an outline of the analysis included herein:

- Business Overview
- Summary of Results
- Review of Consolidated Results
- Operating Results by Business Segment
- Financial Condition
- Liquidity
- Risk Management
- Non-GAAP Financial Measures
- Critical Accounting Estimates
- Issued But Not Yet Effective Accounting Standards
- Forward-Looking Information

**Business Overview**

**Our Business** Sara Lee is a global manufacturer and marketer of high-quality, brand name products for consumers throughout the world focused primarily in the meats, bakery and beverage categories. Our major brands include *Ball Park, Douwe Egberts, Hillshire Farm, Jimmy Dean, Senseo* and our namesake, *Sara Lee*.

In North America, the company sells a variety of packaged meat products that include hot dogs, corn dogs, breakfast sausages, dinner sausages and deli meats as well as a variety of fresh and frozen baked products and specialty items that include bread, buns, bagels, cakes and cheesecakes. These products are sold through the retail channel to supermarkets, warehouse clubs and national chains. The company also sells a variety of meat, bakery and beverage products to foodservice customers in North America. Internationally, the company sells coffee and tea products in Europe, Brazil, Australia and Asia through the retail and foodservice channels as well as a variety of bakery and dough products to retail and foodservice customers in Europe and Australia.

During fiscal 2010, the corporation received binding offers for the sale of its global body care and European detergents businesses for €1.275 billion, its air care business for €320 million, and its non-Indian insecticides business for €154 million. In addition, it completed the sale of its 51% stake in its Godrej Sara Lee joint venture, an insecticide business in India, for €185 million. Together these businesses represent over 70% of the net sales of the international household and body care businesses. The corporation is also actively marketing for sale its remaining household and body care businesses and, as a result, the businesses that formerly comprised the International Household and Body Care segment – air care, body care, shoe care and insecticides – are classified as discontinued operations and are presented in a separate line in the Consolidated Statements of Income for all periods presented.

The company is focused on building sustainable, profitable growth over the long term by achieving share leadership in its core categories; innovating around its core products and product categories; expanding into high opportunity geographic markets and strategic joint ventures/partnerships; delivering superior quality and value to our customers; and driving operating efficiencies.

**Challenges and Risks** As an international consumer products company, we face certain risks and challenges that impact our business and financial performance. The risks and challenges described below have impacted our performance and are likely to impact our future results as well.

The food and consumer products businesses are highly competitive. In many product categories, we compete not only with widely advertised branded products, but also with private label products that are generally sold at lower prices. As a result, from time to time, we may need to reduce the prices for some of our products to respond to competitive pressures. In addition, the general economic weakness has negatively impacted our business. The continued economic uncertainty may also result in increased pressure to reduce the prices for some of our products, limit our ability to increase or maintain prices or lead to a continued shift toward private label products. Any reduction in prices or our inability to increase prices when raw material costs increase could negatively impact profit margins and the overall profitability of our reporting units, which could potentially trigger a goodwill impairment.

Commodity prices directly impact our business because of their effect on the cost of raw materials used to make our products and the cost of inputs to manufacture, package and ship our products. Many of the commodities we use, including beef, pork, coffee, wheat, corn, corn syrup, soybean and corn oils, butter, sugar and energy, have experienced price volatility due to factors beyond our control. The company's objective is to offset commodity price increases with pricing actions and to offset any operating costs increases with continuous improvement savings.

The company's business results are also heavily influenced by changes in foreign currency exchange rates. For the most recently completed fiscal year, approximately 40% of net sales and approximately 50% of operating segment income were generated outside of the U.S. As a result, changes in foreign currency exchange rates, particularly the European euro, can have a significant impact on the reported results. A three cent movement in the euro exchange rate is expected to have approximately a one cent impact on the corporation's diluted earnings per share.

## Financial review

The company's international operations provide a significant portion of the company's cash flow from operating activities, which has required and is expected to continue to require the company to repatriate a greater portion of cash generated outside of the U.S. The repatriation of these funds has resulted in higher income tax expense and cash tax payments.

As previously noted, the corporation is currently in the process of divesting the operations that comprise the household and body care business and more than $100 million of related overhead is expected to remain after these businesses have been sold. The corporation estimates that it will recognize charges of approximately $150 million to $200 million, the majority of which is expected to be incurred in 2011, to eliminate this stranded overhead and to expand the business process outsourcing initiative announced in 2009.

**Non-GAAP Measures** Management measures and reports Sara Lee's financial results in accordance with U.S. generally accepted accounting principles ("GAAP"). In this report, Sara Lee highlights certain items that have significantly impacted the corporation's financial results and uses several non-GAAP financial measures to help investors understand the financial impact of these significant items. The non-GAAP financial measures used by Sara Lee in this annual report are adjusted net sales, adjusted operating segment income, and adjusted operating income, which exclude from a financial measure computed in accordance with GAAP the impact of significant items, the receipt of contingent sale proceeds, the impact of acquisitions and dispositions, the impact of the 53rd week and changes in foreign currency exchange rates. Management believes that these non-GAAP financial measures reflect an additional way of viewing aspects of Sara Lee's business that, when viewed together with Sara Lee's financial results computed in accordance with GAAP, provide a more complete understanding of factors and trends affecting Sara Lee's historical financial performance and projected future operating results, greater transparency of underlying profit trends and greater comparability of results across periods. These non-GAAP financial measures are not intended to be a substitute for the comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

In addition, investors frequently have requested information from management regarding significant items and the impact of the contingent sale proceeds. Management believes, based on feedback it has received during earnings calls and discussions with investors, that these non-GAAP measures enhance investors' ability to assess Sara Lee's historical and project future financial performance. Management also uses certain of these non-GAAP financial measures, in conjunction with the GAAP financial measures, to understand, manage and evaluate our businesses, in planning for and forecasting financial results for future periods, and as one factor in determining achievement of incentive compensation. Two of the three performance measures under Sara Lee's annual incentive plan are net sales and operating income, which are the reported amounts as adjusted for significant items and possibly other items. Operating income, as adjusted for significant items, also may be used as a component of Sara Lee's long-term incentive plans. Many of the significant items will recur in future periods; however, the amount and frequency of each significant item varies from period to period. See *Non-GAAP Measures Definitions* on page 35 of this report for additional information regarding these financial measures.

**Summary of Results**
The business highlights for 2010 include the following:

- Net sales for the year were $10.8 billion, virtually unchanged from the prior year, as the favorable impact of the 53rd week and changes in foreign currency exchange rates were offset by the negative impact of business dispositions, lower unit volumes and lower prices due to competitive pressures and a difficult economic environment. Adjusted net sales declined 2.8%.
- Reported operating income for the year was $918 million, an increase of $431 million, which resulted from a $286 million reduction in impairment charges, improved operating results for the North American Retail and International Beverage business segments and the favorable impact of the 53rd week. Adjusted operating income increased $157 million, or 20.2%.
- Operating segment income was favorably impacted by the year-over-year reduction in impairment charges as well as lower commodity costs net of pricing actions and cost savings achieved from Project Accelerate and continuous improvement initiatives. These improvements were partially offset by higher spending on media advertising and promotions (MAP) and the negative impact of lower unit volumes.
- Income from continuing operations attributable to Sara Lee was $635 million, or $0.92 per share on a diluted basis, while net income attributable to Sara Lee was $506 million or $0.73 per share on a diluted basis. The year-over-year improvement reflects improved results for the business segments, which includes the favorable impact of lower impairment charges noted above.
- Cash from operating activities increased by $52 million due to improved operating results and improved working capital management partially offset by higher cash payments for restructuring actions, taxes and pensions.
- The corporation announced a revised capital plan that will focus on share repurchases, dividend payouts and pension plan funding while maintaining a solid investment grade credit profile. The company expended $500 million to repurchase 36.4 million shares of its common stock under an accelerated share repurchase program and voluntarily contributed an additional $200 million into its U.S. defined benefit pension plans.

**Significant Items Affecting Comparability** The reported results for 2010, 2009 and 2008 reflect amounts recognized for restructuring actions and other significant amounts that impact comparability.

"Significant items" are income or charges (and related tax impact) that management believes have had or are likely to have a significant impact on the earnings of the applicable business segment or on the total corporation for the period in which the item is recognized, are not indicative of the company's core operating results and affect the comparability of underlying results from period to period. Significant items may include, but are not limited to: charges for exit activities; transformation program and Project Accelerate costs; impairment charges; pension partial withdrawal liability charges; benefit plan curtailment gains and losses; tax charges on deemed repatriated earnings; tax costs and benefits resulting from the disposition of a business; impact of tax law changes; changes in tax valuation allowances and favorable or unfavorable resolution of open tax matters based on the finalization of tax authority examinations or the expiration of statutes of limitations.

*Exit Activities, Asset and Business Dispositions* These costs are reported on a separate line of the Consolidated Statements of Income. Exit activities primarily relate to charges taken to recognize severance actions approved by the corporation's management and the exit of leased facilities or other contractual arrangements. Asset and business disposition activities include costs associated with separating businesses targeted for sale and preparing financial statements for these businesses, as well as gains and losses associated with the disposition of asset groups that do not qualify for discontinued operations reporting. More information on these costs can be found in Note 6 to the Consolidated Financial Statements, "Exit, Disposal and Transformation Activities."

*Project Accelerate Costs* Project Accelerate is a series of global cost reduction and efficiency projects initiated in fiscal 2009. The costs include charges associated with the transition of business support services to an outside third party vendor as part of a business process outsourcing initiative announced in 2009 as well as costs associated with the outsourcing of a portion of the North American and European finance processing functions, information systems application development and maintenance as well as indirect procurement activities.

The corporation currently expects to recognize more than $300 million of charges related to Project Accelerate, approximately $225 million of which has been recognized through the end of 2010. The remainder is expected to be incurred predominately in 2011. For 2010, the savings resulting from Project Accelerate and other restructuring actions were approximately $180 million, of which $130 million is incremental to the prior year. The corporation anticipates incremental savings related to continuing operations of approximately $90 million to $110 million in 2011. It anticipates annualized savings in the range of $350 million to $400 million by 2012.

*Business Transformation Costs* In February 2005, the corporation announced a transformation plan designed to improve performance and better position the corporation for long-term growth. The plan involved significant changes in the organization structure, portfolio changes including the disposition of a significant portion of the corporation's businesses and initiatives to improve operational efficiency.

The costs related to the transformation include costs to retain and relocate existing employees, recruit new employees, third-party consulting costs associated with transformation efforts, and amortization costs for new enterprise-wide software. In addition, these costs include accelerated depreciation, which is incremental depreciation associated with decisions to close facilities at dates sooner than originally anticipated, pursuant to an exit plan. More information on these costs can be found in Note 6 to the Consolidated Financial Statements, "Exit, Disposal and Transformation Activities."

*Impairment Charges* These costs are included on a separate line of the Consolidated Statements of Income and represent charges for the impairment of fixed assets, intangible assets, goodwill and investments held by the corporation. More information regarding impairment charges can be found in Note 4 to the Consolidated Financial Statements, "Impairment Charges."

The reported results were also impacted by certain discrete tax matters that affect comparability. They include audit settlements, contingent tax obligation adjustments, tax on repatriation of prior years' earnings, valuation allowance adjustments and various other tax matters. The tax impact of the various items is determined using the statutory rates in the individual tax jurisdictions in which the charge was incurred.

The impact of the above items on net income and diluted earnings per share is summarized on the following page.

# Financial review

### Impact of Significant Items on Income from Continuing Operations and Net Income

| In millions except per share data | Year ended July 3, 2010 | | | Year ended June 27, 2009 | | | Year ended June 28, 2008 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Pretax Impact | Net Income | Diluted EPS Impact[1] | Pretax Impact | Net Income | Diluted EPS Impact[1] | Pretax Impact | Net Income | Diluted EPS Impact[1] |
| **Significant items affecting comparability of income from continuing operations and net income** | | | | | | | | | |
| Charges for exit activities | $ (64) | $ (43) | $(0.06) | $(103) | $ (73) | $(0.10) | $ (40) | $ (26) | $(0.04) |
| Income from (charges for) asset and business disposition activities | (20) | (14) | (0.02) | – | (4) | (0.01) | 1 | – | – |
| **Subtotal** | (84) | (57) | (0.08) | (103) | (77) | (0.11) | (39) | (26) | (0.03) |
| **(Charges) income in cost of sales** | | | | | | | | | |
| Accelerated depreciation | (8) | (5) | (0.01) | – | – | – | (1) | (1) | – |
| Transformation – IT costs | – | – | – | – | – | – | (4) | (2) | – |
| Curtailment gain | 7 | 5 | 0.01 | 6 | 4 | 0.01 | – | – | – |
| Pension partial withdrawal liability charge | (1) | (1) | – | (13) | (9) | (0.01) | – | – | – |
| **(Charges) income in SG&A expenses** | | | | | | | | | |
| Transformation/Accelerate charges – Other | (23) | (16) | (0.02) | (17) | (11) | (0.02) | (2) | (1) | – |
| Accelerated depreciation | (5) | (3) | – | – | – | – | – | – | – |
| Transformation – IT costs | – | – | – | (4) | (3) | – | (23) | (15) | (0.02) |
| Curtailment gain | 17 | 11 | 0.02 | 6 | 4 | 0.01 | – | – | – |
| Mexican tax indemnification charge | (26) | (26) | (0.04) | – | – | – | – | – | – |
| Gain on property disposition | – | – | – | 14 | 10 | 0.01 | – | – | – |
| Pension partial withdrawal liability charge | (22) | (14) | (0.02) | (18) | (11) | (0.02) | – | – | – |
| **Balance sheet corrections** | – | – | – | 11 | 7 | 0.01 | – | – | – |
| **Impairment charges** | (28) | (19) | (0.03) | (314) | (289) | (0.41) | (851) | (827) | (1.16) |
| **Impact of significant items on income from continuing operations before income taxes** | (173) | (125) | (0.18) | (432) | (375) | (0.53) | (920) | (872) | (1.22) |
| **Significant tax matters affecting comparability** | | | | | | | | | |
| UK net operating loss utilization | – | 11 | 0.02 | – | – | – | – | – | – |
| Tax audit settlements/reserve adjustments | – | 198 | 0.29 | – | 14 | 0.02 | – | 77 | 0.11 |
| Tax on unremitted earnings | – | (121) | (0.18) | – | – | – | – | – | – |
| Belgian tax proceeding | – | (44) | (0.06) | – | – | – | – | – | – |
| Tax valuation allowance adjustment | – | (5) | (0.01) | – | – | – | – | 19 | 0.03 |
| Tax credit adjustment | – | 25 | 0.04 | – | – | – | – | – | – |
| Deferred tax adjustment on repatriation | – | 11 | 0.02 | – | – | – | – | – | – |
| Provision expense corrections | – | – | – | – | (19) | (0.03) | – | 15 | 0.02 |
| Tax benefit on foreign exchange gains | – | – | – | – | 29 | 0.04 | – | – | – |
| Other tax adjustments, net | – | 12 | 0.02 | – | (3) | – | – | – | – |
| **Impact on income from continuing operations** | (173) | (38) | (0.05) | (432) | (354) | (0.51) | (920) | (761) | (1.06) |
| **Significant items impacting discontinued operations** | | | | | | | | | |
| Professional fees/other | (35) | (31) | (0.04) | (4) | (2) | – | – | – | – |
| Curtailment gain/(loss) | (10) | (8) | (0.01) | 5 | 4 | – | – | – | – |
| Competition law charges | (28) | (28) | (0.04) | – | – | – | – | – | – |
| Transformation/Accelerate charges | (17) | (14) | (0.02) | (13) | (10) | – | (7) | (5) | (0.01) |
| Tax on unremitted earnings | – | (428) | (0.62) | – | – | – | – | – | – |
| UK valuation allowance release on NOL's | – | 40 | 0.06 | – | – | – | – | – | – |
| Capital loss carryforward benefit | – | 22 | 0.03 | – | – | – | – | – | – |
| Deferred tax adjustment on repatriation | – | 9 | 0.01 | – | – | – | – | – | – |
| U.K. Pension plan settlement charge | – | – | – | – | – | – | (15) | (15) | (0.02) |
| Tax audit settlements/reserve adjustments | – | – | – | – | – | – | – | 26 | 0.04 |
| Provision expense corrections | – | – | – | – | – | – | | (10) | (0.01) |
| Gain (loss) on the sale of discontinued operations, net | 158 | 84 | 0.12 | – | – | – | (23) | (24) | (0.03) |
| **Impact of significant items on net income** | $(105) | $(392) | $(0.57) | $(444) | $(362) | $(0.51) | $(965) | $(789) | $(1.10) |

[1] The earnings per share (EPS) impact of individual amounts in the table above are rounded to the nearest $0.01 and may not add to the total.

### Review of Consolidated Results

The following tables summarize net sales and operating income for 2010 versus 2009, and 2009 versus 2008 and certain items that affected the comparability of these amounts:

### 2010 versus 2009

| In millions | 2010 | 2009 | Dollar Change | Percent Change |
|---|---|---|---|---|
| **Net sales** | **$10,793** | **$10,882** | **$ (89)** | **(0.8)%** |
| **Less: Increase/(decrease) in net sales from** | | | | |
| **Changes in currency rates** | **$ –** | **$ (152)** | **$ 152** | |
| **Acquisitions/dispositions** | **12** | **143** | **(131)** | |
| **Impact of 53rd week** | **197** | **–** | **197** | |
| **Adjusted net sales** | **$10,584** | **$10,891** | **$(307)** | **(2.8)%** |
| **Operating income** | **$ 918** | **$ 487** | **$ 431** | **88.6 %** |
| **Less: Increase/(decrease) in operating income from** | | | | |
| **Contingent sale proceeds** | **$ 133** | **$ 150** | **$ (17)** | |
| **Changes in currency rates** | **–** | **(17)** | **17** | |
| **Exit activities, asset and business dispositions** | **(84)** | **(103)** | **19** | |
| **Transformation/Accelerate charges** | **(23)** | **(21)** | **(2)** | |
| **Accelerated depreciation** | **(13)** | **–** | **(13)** | |
| **Impairment charges** | **(28)** | **(314)** | **286** | |
| **Curtailment gain** | **24** | **12** | **12** | |
| **Pension partial withdrawal liability charge** | **(23)** | **(31)** | **8** | |
| **Gain on property disposition** | **–** | **14** | **(14)** | |
| **Mexican tax indemnification** | **(26)** | **–** | **(26)** | |
| **Balance sheet corrections** | **–** | **11** | **(11)** | |
| **Acquisitions/dispositions** | **1** | **11** | **(10)** | |
| **Impact of 53rd week** | **25** | **–** | **25** | |
| **Adjusted operating income** | **$ 932** | **$ 775** | **$ 157** | **20.2 %** |

### 2009 versus 2008

| In millions | 2009 | 2008 | Dollar Change | Percent Change |
|---|---|---|---|---|
| **Net sales** | **$10,882** | **$10,949** | **$ (67)** | **(0.6)%** |
| **Less: Increase/(decrease) in net sales from** | | | | |
| **Changes in currency rates** | **$ –** | **$ 361** | **$(361)** | |
| **Acquisitions/dispositions** | **45** | **130** | **(85)** | |
| **Adjusted net sales** | **$10,837** | **$10,458** | **$ 379** | **3.6 %** |
| **Operating income (loss)** | **$ 487** | **$ (51)** | **$ 538** | **NM** |
| **Less: Increase/(decrease) in operating income from** | | | | |
| **Contingent sale proceeds** | **$ 150** | **$ 130** | **$ 20** | |
| **Changes in currency rates** | **–** | **34** | **(34)** | |
| **Exit activities, asset and business dispositions** | **(103)** | **(39)** | **(64)** | |
| **Transformation/Accelerate charges** | **(21)** | **(29)** | **8** | |
| **Impairment charges** | **(314)** | **(851)** | **537** | |
| **Curtailment gain** | **12** | **–** | **12** | |
| **Pension partial withdrawal liability charge** | **(31)** | **–** | **(31)** | |
| **Gain on property disposition** | **14** | **–** | **14** | |
| **Balance sheet corrections** | **11** | **–** | **11** | |
| **Accelerated depreciation** | **–** | **(1)** | **1** | |
| **Acquisitions/dispositions** | **2** | **1** | **1** | |
| **Adjusted operating income** | **$ 767** | **$ 704** | **$ 63** | **8.9 %** |

**Net Sales** Net sales in 2010 were $10,793 million, a decrease of $89 million, or 0.8% versus 2009. Net sales were impacted by changes in foreign currency exchange rates, particularly the European euro, Brazilian real and Australian dollar, which increased reported net sales by $152 million; dispositions net of acquisition after the beginning of 2009, which reduced net sales by $131 million; and the impact of the 53rd week, which increased net sales by $197 million. Adjusted net sales decreased $307 million, or 2.8% due to lower unit volumes and price reductions in response to lower commodity costs and competitive pressures partially offset by an improved sales mix.

Net sales were $10,882 million in 2009, a decrease of $67 million, or 0.6% versus 2008. Changes in foreign currency exchange rates, particularly the European euro, British pound, Brazilian real and Australian dollar, decreased reported net sales by $361 million. Dispositions net of acquisitions after the beginning of 2008 reduced net sales by $85 million. Adjusted net sales increased $379 million, or 3.6% driven by price increases to offset higher commodity costs and an improved sales mix, partially offset by lower unit volumes.

## Financial review

The following table summarizes the components of the change in sales on a percentage basis versus the prior year:

**Net Sales Bridge – Components of Change vs Prior Year**

| | Volume (Excl. 53rd Week) | Price/ Mix/ Other | Impact of 53rd Week | Acq./ Disp. | Foreign Exchange | Total |
|---|---|---|---|---|---|---|
| **2010 versus 2009** | (3.7)% | 0.9% | 1.8% | (1.2)% | 1.4% | (0.8)% |
| **2009 versus 2008** | (2.3)% | 5.9% | NA | (0.8)% | (3.4)% | (0.6)% |

**Operating Income** Operating income increased by $431 million, or 88.6% in 2010. The year-over-year net impact of the changes in currency rates, transformation/Accelerate charges, impairment charges and the other factors identified in the preceding table increased operating income by $274 million. The remaining increase of $157 million, or 20.2%, which represents the change in adjusted operating income, was due to lower commodity costs, the benefits of cost saving initiatives, and an improved sales mix partially offset by lower unit volumes and higher MAP spending.

Operating income increased by $538 million in 2009. The year-over-year net impact of the changes in currency rates, transformation/Accelerate charges, impairment charges and the other factors identified in the preceding table increased operating income by $475 million. In addition, the impact of commodity mark-to-market derivative activity decreased operating income by $40 million in 2009 compared to 2008. The remaining increase in operating income of $103 million, or 15.0%, was due to the favorable impact of price increases, the benefits of cost saving initiatives, and a reduction in selling, general and administrative (SG&A) costs, due in part to lower MAP spending partially offset by higher commodity costs, and lower unit volumes.

The changes in the individual components of operating income are discussed in more detail below.

**Gross Margin** The gross margin, which represents net sales less cost of sales, increased by $257 million in 2010, driven by lower commodity costs, the benefits of cost saving initiatives, the favorable impact of changes in currency exchange rates, an improved sales mix and the impact of the 53rd week, partially offset by the impact of lower unit volumes and lower prices.

The gross margin percent increased from 35.3% in 2009 to 38.0% in 2010 due to gross margin percent improvements for all business segments but primarily at North American Retail, North American Fresh Bakery and International Beverage. The gross margin percent was positively impacted by lower commodity costs, a favorable shift in product mix and continuous improvement savings, which were partially offset by pricing actions and the negative impact of inflation on labor and other employee benefit costs.

The gross margin decreased by $97 million in 2009, driven by higher commodity costs, the negative impact of changes in currency exchange rates, and lower unit volumes partially offset by price increases and savings from continuous improvement programs.

The gross margin percent declined from 36.0% in 2008 to 35.3% in 2009 due to gross margin percent declines at North American Fresh Bakery and International Beverage. The gross margin percent was negatively impacted by higher commodity costs, the negative impact of inflation on labor and other employee benefit costs and a shift in product sales mix, which was partially offset by pricing actions.

**Selling, General and Administrative Expenses**

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **SG&A expenses in the business segment results** | | | |
| **Media advertising and promotion** | $ 372 | $ 309 | $ 353 |
| **Other** | 2,544 | 2,523 | 2,619 |
| **Total business segments** | 2,916 | 2,832 | 2,972 |
| **Amortization of identifiable intangibles** | 49 | 47 | 48 |
| **General corporate expenses** | | | |
| **Other** | 237 | 205 | 232 |
| **Mark-to-market derivative (gains)/losses** | 9 | 11 | (16) |
| **Adjustment for noncontrolling interests** | (7) | (5) | (4) |
| **Total SG&A** | $3,204 | $3,090 | $3,232 |

Total selling, general and administrative (SG&A) expenses in 2010 increased $114 million, or 3.7%. Changes in foreign currency exchange rates, primarily in the European euro, increased SG&A expenses by $31 million, or 1.0%. The remaining increase in SG&A expenses was $83 million, or 2.7%. Measured as a percent of sales, SG&A expenses increased from 28.4% in 2009 to 29.7% in 2010. SG&A expenses as a percent of sales increased in each of the business segments, with the exception of North American Foodservice. The results reflect the impact of higher MAP expenses and the impact of the 53rd week partially offset by the benefits of cost saving initiatives.

Total SG&A expenses reported in 2010 by the business segments increased by $84 million, or 2.9%, versus 2009 primarily due to higher MAP spending, the impact of changes in foreign currency exchange rates, the impact of inflation on wages and employee benefits and the impact of the 53rd week partially offset by the benefits of cost saving initiatives.

Amortization of intangibles increased by $2 million in 2010 versus 2009. Total general corporate expenses, which are not allocated to the individual business segments, increased by $30 million due to a $32 million increase in other general expenses partially offset by a $2 million decline in unrealized mark-to-market losses on commodity derivatives. The increase in other general corporate expenses was due to a $26 million tax indemnification charge related to a previously divested business, higher Project Accelerate charges and the year-over-year negative impact of approximately $22 million of gains in 2009 – primarily a non-income related foreign tax refund and a reduction in contingent lease accruals. These increases were partially offset by a pension curtailment gain and lower benefit plan expenses.

The adjustment for noncontrolling interest represents an offset to the noncontrolling interest expense that is included in the SG&A expense reported by the business segments as part of their operating segment income. See Note 1 to the Financial Statements, "Nature of Operations and Basis of Presentation," for additional information regarding noncontrolling interest.

Total SG&A expenses in 2009 decreased $142 million, or 4.4%. Changes in foreign currency exchange rates, primarily in the European euro, decreased SG&A expenses by $125 million, or 3.8%. The remaining decrease in SG&A expenses was $17 million, or 0.6%. Measured as a percent of sales, SG&A expenses decreased from 29.5% in 2008 to 28.4% in 2009. SG&A expenses as a percent of sales declined in each of the business segments, with the exception of International Bakery, which remained virtually unchanged. The results reflect the favorable impact of cost saving initiatives and lower MAP expenses.

Total SG&A expenses reported in 2009 by the business segments decreased by $140 million, or 4.7%, versus 2008 primarily due to the impact of changes in foreign currency exchange rates, lower MAP spending and the benefits of cost savings initiatives partially offset by the impact of inflation on wages and employee benefits.

Amortization of intangibles decreased by $1 million in 2009 versus 2008. Total general corporate expenses were unchanged. Other general corporate expenses decreased $27 million versus the prior year due to lower pension costs and favorable foreign currency transactions partially offset by increased professional fees for consulting and special project work. General corporate expenses were also favorably impacted by approximately $22 million of gains – primarily a non-income related foreign tax refund and a reduction in contingent lease accruals. The decline in other general corporate expenses was offset by a $27 million increase in unrealized mark-to-market losses on commodity derivatives as the corporation reported $11 million of losses in 2009 compared to gains of $16 million in the prior year.

As previously noted, reported SG&A reflects amounts recognized for actions associated with Project Accelerate, the business transformation program and other significant amounts. These amounts include the following:

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Transformation costs – IT** | **$ –** | **$ 4** | **$23** |
| **Transformation/Accelerate costs – other** | **23** | **17** | **2** |
| **Accelerated depreciation** | **5** | **–** | **–** |
| **Curtailment gain** | **(17)** | **(6)** | **–** |
| **Gain on property disposition** | **–** | **(14)** | **–** |
| **Tax indemnification charge** | **26** | **–** | **–** |
| **Pension partial withdrawal liability charge** | **22** | **18** | **–** |
| **Balance sheet corrections** | **–** | **(11)** | **–** |
| **Total** | **$ 59** | **$ 8** | **$25** |

Information regarding the transformation/Accelerate costs can be found in Note 6 to the Consolidated Financial Statements, "Exit, Disposal and Transformation Activities."

In 2010 and 2009, the North American Fresh Bakery segment recognized charges to establish estimated partial withdrawal liabilities as a result of the cessation of contributions to two multi-employer pension plans. The corporation also recognized curtailment gains in 2010 and 2009 related to its defined benefit pension plans. Additional information regarding the pension charges and curtailment gains can be found in Note 16 to the Consolidated Financial Statements, "Defined Benefit Pension Plans."

**Exit Activities, Asset and Business Dispositions** Exit activities, asset and business dispositions are as follows:

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Charges for (income from) exit activities** | | | |
| **Severance** | **$45** | **$103** | **$32** |
| **Exit of leased and owned facilities** | **14** | **(1)** | **5** |
| **Other** | **5** | **1** | **3** |
| **Asset and business dispositions** | **20** | **–** | **(1)** |
| **Total** | **$84** | **$103** | **$39** |

The net charges in 2010 are $19 million lower than 2009 as a result of a $58 million decline in severance costs related to restructuring actions partially offset by a $20 million charge related to an asset disposition in Spain.

The net charges in 2009 were $64 million higher than 2008 as a result of higher severance costs related to restructuring actions taken in the International Beverage and International Bakery segments.

**Impairment Charges** In 2010, the corporation recognized a $28 million impairment charge, $15 million of which related to the writedown of manufacturing equipment associated with the North American foodservice bakery reporting unit and $13 million of which related to the writedown of bakery equipment associated with the Spanish bakery reporting unit.

During 2009, the corporation recognized a $314 million non-cash charge primarily for the impairment of goodwill and other long-lived assets associated with the Spanish bakery operations and goodwill associated with the North American foodservice beverage operations as both operations were not expected to generate sufficient profitability to support the remaining goodwill balances.

During 2008, the corporation recognized an $851 million non-cash charge primarily for the impairment of goodwill associated with the North American foodservice bakery and Spanish bakery operations and writedowns of certain other assets in North America.

Additional details regarding these impairment charges are discussed in Note 4 to the Consolidated Financial Statements, "Impairment Charges."

**Receipt of Contingent Sale Proceeds** Under the terms of the sale agreement for its cut tobacco business sold in 1999, the corporation was to receive annual cash payments of 95 million euros through July 2009, contingent on tobacco continuing to be a legal product in the Netherlands, Germany and Belgium. Tobacco continued to be a legal product in the required countries through the final payment date in July 2009. The U.S. dollar amounts received in 2010, 2009 and 2008 upon the expiration of the contingency were $133 million, $150 million and $130 million, respectively, based upon respective foreign currency exchange rates on the date of receipt. These amounts were recognized in the corporation's earnings when received and the payments increased diluted earnings per share from continuing operations in 2010, 2009 and 2008 by $0.19, $0.21 and $0.18, respectively.

**Net Interest Expense** Net interest expense decreased by $6 million in 2010 to $123 million. The decrease in net interest expense was a result of a $23 million decline in interest expense due to lower interest rates and average debt levels partially offset by a $17 million decrease in interest income resulting from a lower rate of return earned on investments. Net interest expense increased by $24 million in 2009 to $129 million. The increase in net interest expense was a result of a $39 million reduction in interest income resulting from a decline in cash and cash equivalents, a portion of which was used to repay debt. This increase was partially offset by a $15 million decline in interest expense due to lower average debt levels.

**Income Tax Expense** The effective tax rate on continuing operations in 2010, 2009 and 2008 was impacted by a number of significant items that are shown in the reconciliation of the corporation's effective tax rate to the U.S. statutory rate in Note 18 to the Consolidated Financial Statements. Additional information regarding income taxes can be found in "Critical Accounting Estimates" within Management's Discussion and Analysis.

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Continuing operations** | | | |
| **Income before income taxes** | **$795** | **$358** | **$(156)** |
| **Income tax expense (benefit)** | **153** | **133** | **120** |
| **Effective tax rates** | **19.3%** | **37.3%** | **76.6%** |

*2010 vs. 2009* In 2010, the corporation recognized tax expense on continuing operations of $153 million, or an effective tax rate of 19.3%, compared to tax expense of $133 million, or an effective tax rate of 37.3%, in 2009. The significant components impacting the change in the corporation's 2010 effective tax rate are as follows:

- Remittance of Foreign Earnings – The 2010 effective tax rate was 7 percentage points higher than 2009 primarily due to a tax charge of $145 million related to current year foreign earnings that are no longer indefinitely reinvested. Of this total, $121 million was a charge in connection with the corporation's third quarter decision to no longer reinvest overseas earnings primarily attributable to existing overseas cash and the book value of the household and body care businesses. The corporation expects to incur charges in future fiscal years from the remittance of foreign earnings. See the discussion of *Repatriation of Foreign Earnings and Income Taxes* in the Liquidity section of Management's Discussion and Analysis for more information.
- Finalization of Tax Reviews and Audits and Changes in Estimate on Tax Contingencies – The 2010 effective tax rate was 16 percentage points lower than 2009 due to a $156 million increase in tax benefits resulting from the resolution of tax audits, the expiration of statutes of limitations, and changes in estimate on tax contingencies in various countries and various state and local jurisdictions. Currently, the corporation believes that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $0 to $25 million within the next 12 months from a variety of uncertain tax positions as a result of the resolution of audits and the expiration of statutes of limitations in several jurisdictions. A majority of this decrease would impact the corporation's effective tax rate. For a summary of open audit years by significant jurisdiction and other critical estimates surrounding the finalization of tax reviews and audits, see *Income Taxes* under Critical Accounting Estimates included in Management's Discussion and Analysis.

• Receipt of Contingent Sales Proceeds – In 2010, the corporation recognized a tax benefit of $47 million related to its receipt of non-taxable contingent sales proceeds pursuant to the sale terms of its European cut tobacco business in 1999, compared to a $53 million benefit in 2009. The 2010 payment represented the final payment under the sales agreement and, as a result, this is the final year the corporation will recognize a tax rate reduction related to the contingent sales proceeds.
• Foreign Earnings – The 2010 effective tax rate was 8 percentage points higher than 2009 as a result of a change in the corporation's global mix of earnings, the tax characteristics of the corporation's income, and the benefit from certain foreign jurisdictions that have lower tax rates. As specifically highlighted in Part I. Item 1A. Risk Factors, of the corporations Form 10-K, the corporation expects that its effective tax rate will be impacted in future fiscal years as a result of its global mix of earnings.

*2009 vs. 2008* In 2009, the corporation recognized tax expense on continuing operations of $133 million, or an effective tax rate of 37.3%, compared to tax expense of $120 million in 2008, or an effective tax rate of 76.6%. The significant components impacting the change in the corporation's 2009 effective tax rate are as follows:

• Goodwill Impairment – The 2009 effective tax rate was 153 percentage points lower than the prior year as a result of a $548 million reduction in non-deductible goodwill impairments recognized during the year.
• Remittance of Foreign Earnings – The 2009 effective tax rate was 56 percentage points lower than the prior year as a result of a $63 million reduction in tax charges related to the repatriation of earnings from certain foreign subsidiaries.
• Finalization of Tax Reviews and Audits and Changes in Estimate on Tax Contingencies – The 2009 effective tax rate was 55 percentage points higher than the prior year as a result of an $74 million reduction in benefits resulting from the resolution of tax audits, the expiration of statutes of limitations, and changes in estimate on tax contingencies, in various countries and various state and local jurisdictions.
• Receipt of Contingent Sales Proceeds – The corporation recognized a tax benefit of $53 million related to its receipt of non-taxable contingent sales proceeds pursuant to the sale terms of its European cut tobacco business in 1999, compared to a $46 million benefit in 2008. The 2009 effective tax rate was 15% lower as a result of this income. In 2008 the effective tax rate reduction was 29%.
• Foreign Earnings – The 2009 effective tax rate was 8 percentage points lower than 2008 as a result of a $ 44 million change in the corporation's global mix of earnings, the tax characteristics of the corporation's income, and the benefit from certain foreign jurisdictions that have lower tax rates.

**Income (Loss) from Continuing Operations and Diluted Earnings Per Share (EPS) from Continuing Operations** Income from continuing operations in 2010 was $642 million, an increase of $417 million over the prior year. The improvement was due to a $270 million after tax decline in impairment charges and improved business segment results. Income from continuing operations in 2009 was $225 million, which was $501 million higher than 2008 due to a $538 million after tax reduction in impairment charges.

The net income (loss) from continuing operations attributable to Sara Lee, which excludes the results of noncontrolling interests, was income of $635 million in 2010 and $220 million in 2009 and a net loss of $280 million in 2008.

Diluted EPS from continuing operations was $0.92 in 2010 and $0.31 in 2009 versus a loss of $0.39 in 2008. The diluted EPS from continuing operations in each succeeding year was favorably impacted by lower average shares outstanding as the corporation has been repurchasing shares of its common stock as part of an ongoing share repurchase program. The corporation repurchased 36.4 million shares in 2010, 11.4 million shares in 2009 and 19.7 million shares in 2008.

**Discontinued Operations** The results of the corporation's household and body care and Mexican meats businesses, which have been classified as discontinued operations, are summarized below:

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Net sales** | **$2,126** | **$2,000** | **$2,502** |
| **Income from discontinued operations before income taxes** | **$ 254** | **$ 245** | **$ 317** |
| **Income tax expense on income from discontinued operations** | **(453)** | **(90)** | **(81)** |
| **Gain (loss) on disposition of discontinued operations before income taxes** | **158** | **–** | **(23)** |
| **Income tax (expense) benefit on disposition of discontinued operations** | **(74)** | **–** | **(1)** |
| **Net income (loss) from discontinued operations** | **$ (115)** | **$ 155** | **$ 212** |

## Financial review

*Income (Loss) from Discontinued Operations before Income Taxes* Net sales for discontinued operations were $2.1 billion in 2010, compared to $2.0 billion in the prior year, a 6.3% increase. The sales growth was primarily driven by strength in the insecticides, shoe care and body care core categories, as well as the additional 53rd week and favorable foreign currency exchange rates. On a constant currency basis and excluding the impact of the 53rd week, net sales increased 2.4%. Pretax income in 2010 was $254 million, an increase of $9 million or 3.0% compared to 2009. The increase was driven by higher net sales, positive manufacturing results and favorable foreign currency exchange rates, which were partially offset by higher significant charges, MAP spending and other SG&A costs. Pretax income in 2010 was also benefited by $33 million due to the cessation of depreciation and amortization in accordance with the accounting rules for assets held for sale. Discontinued operations reported a loss of $199 million in fiscal 2010, due to $453 million of income tax expense. The increase in tax expense was related to the deemed repatriation of overseas earnings, attributable to the existing overseas cash and book value of the International Household and Body Care businesses.

Net sales for discontinued operations were $2.0 billion in fiscal 2009, compared to $2.5 billion in the prior year, a 20.0% decrease. The sales decline was primarily driven by the unfavorable impacts of foreign currency exchange rates and the impact of the divestiture of the Mexican meats business in fiscal 2008. On a constant currency basis and excluding the impact of divestitures, net sales decreased $40 million or 2.0%. Pretax income in 2009 was $245 million, a decrease of $72 million or 22.4% compared to fiscal 2008. The decrease was driven by lower unit volumes and higher raw material and manufacturing costs, which were partially offset by lower MAP expenses and savings from continuous improvement programs. Discontinued operations reported net income of $155 million in fiscal 2009 as compared to $236 million in 2008. The decrease was primarily related to the decline in pretax income noted above.

The operating results of discontinued operations in 2008 include a $15 million charge related to the settlement of a pension plan in the U.K. associated with the European Branded Apparel business. Further details regarding this charge can be found in Note 5 to the Consolidated Financial Statements, "Discontinued Operations."

*Gain (Loss) on Sale of Discontinued Operations* In 2010, the corporation completed the disposition of its insecticide business in India, which had been part of the household and body care business, and recognized a pretax gain of $150 million and an after tax gain of $78 million. In 2008, the corporation completed the disposition of its Mexican meats business and recognized a pretax loss of $23 million and after tax loss of $24 million. Further details regarding these transactions are included in Note 4 to the Consolidated Financial Statements, "Discontinued Operations."

**Consolidated Net Income and Diluted Earnings Per Share (EPS)**
Net income was $527 million in 2010, an increase of $147 million over the prior year. The increase in net income was due to a $417 million increase in income from continuing operations as a result of a reduction in after tax impairment charges on a year-over-year basis partially offset by a $270 million reduction in income from discontinued operations due to the tax provision related to the repatriation of foreign earnings. Net income was $380 million in 2009 as compared to a net loss of $64 million in 2008. The increase in net income was due to a $538 million reduction in after tax impairment charges on a year-over-year basis.

The net income (loss) attributable to Sara Lee was income of $506 million in 2010 and $364 million in 2009 and a net loss of $79 million in 2008.

Diluted EPS were $0.73 in 2010 as compared to $0.52 in 2009. Diluted EPS was a net loss of $0.11 in 2008. The diluted EPS in each succeeding year was favorably impacted by lower average shares outstanding due to an ongoing share repurchase program.

**Operating Results by Business Segment**
The corporation's structure is currently organized around five business segments, which are described below.

*North American Retail* sells a variety of packaged meat and frozen bakery products to retail customers in North America. It also includes the *Senseo* retail coffee business in the U.S. Products include hot dogs and corn dogs, breakfast sausages, breakfast convenience items which include sandwiches and bowls, smoked and dinner sausages, premium deli and luncheon meats, bacon, cooked hams and frozen pies, cakes, cheesecakes and other desserts. The major brands include *Hillshire Farm, Ball Park, Jimmy Dean, Sara Lee* and *State Fair.*

*North American Fresh Bakery* sells a wide variety of fresh bakery products to retail and institutional customers in North America including bread, buns, bagels, rolls, muffins, specialty bread and cakes. The major brands include *Sara Lee, Earth Grains, Colonial, Rainbo, Holsum, IronKids, Mother's, Sunbeam, Sun-Maid, San Luis Sourdough* and *Heiner's*, some of which are used under licensing arrangements.

*North American Foodservice* sells a variety of meat, bakery and beverage products to foodservice customers in North America including hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon, cooked and dry hams, beef, turkey, bread, pastry, bagels, rolls, muffins, frozen pies, cakes, cheesecakes, roast & ground and liquid coffee, cappuccinos, lattes and hot and iced teas. The segment also sells refrigerated dough products to certain customers. Sales are made in the foodservice channel to distributors, restaurants, hospitals and other large institutions and in the retail channel, sales are made to supermarkets and national chains.

*International Beverage* sells coffee and tea products in certain markets around the world, including Europe, Australia and Brazil. Sales are made in both the retail channel to supermarkets, warehouse clubs and national chains, and in the foodservice channel to distributors. The segment also offers direct delivery to restaurants and warehouses through its direct delivery system. In Europe, some of the more prominent brands are *Douwe Egberts, Senseo, Maison du Café, Marcilla, Merrild* and *Pickwick*, while in South America, significant brands include *Café Caboclo* and *Café Pilão*.

*International Bakery* sells a variety of bakery and dough products to retail and foodservice customers in Europe and Australia. Products include a variety of bread, buns, rolls, specialty bread, refrigerated dough and frozen desserts. Sales are made in the retail channel to supermarkets, warehouse clubs and national chains and in the foodservice channel to distributors and other institutions. The major brands under which International Bakery sells its products include *Bimbo, CroustiPate, Ortiz, BonGateaux and Sara Lee*.

The following is a summary of results by business segment:

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Net sales** | | | |
| **North American Retail** | $ 2,818 | $ 2,767 | $ 2,613 |
| **North American Fresh Bakery** | 2,128 | 2,200 | 2,028 |
| **North American Foodservice** | 1,873 | 2,092 | 2,186 |
| **International Beverage** | 3,221 | 3,062 | 3,238 |
| **International Bakery** | 785 | 795 | 934 |
| **Total business segments** | 10,825 | 10,916 | 10,999 |
| **Intersegment sales** | (32) | (34) | (50) |
| **Net sales** | $10,793 | $10,882 | $10,949 |

The following tables summarize the components of the percentage change in net sales as compared to the prior year.

**Net Sales Bridge – Components of Change 2010 vs 2009**

| | Volume (Excl. 53rd Week) | Price/ Mix/ Other | Impact of 53rd Week | Acq./ Disp. | Currency | Total |
|---|---|---|---|---|---|---|
| **North American Retail** | (5.5)% | 5.5% | 1.8% | – % | –% | 1.8 % |
| **North American Fresh Bakery** | (3.1) | (2.6) | 2.4 | – | – | (3.3) |
| **North American Foodservice** | (10.0) | 4.3 | 1.6 | (6.6) | 0.2 | (10.5) |
| **International Beverage** | 1.4 | (2.2) | 1.6 | 0.4 | 4.0 | 5.2 |
| **International Bakery** | (2.3) | (3.5) | 1.5 | – | 3.0 | (1.3) |
| **Total business segments** | (3.7)% | 0.9% | 1.8% | (1.2)% | 1.4% | (0.8)% |

**Net Sales Bridge – Components of Change 2009 vs 2008**

| | Volume | Price/ Mix/ Other | Acq./ Disp. | Currency | Total |
|---|---|---|---|---|---|
| **North American Retail** | (2.0)% | 7.9% | – % | – % | 5.9 % |
| **North American Fresh Bakery** | 3.2 | 5.3 | – | – | 8.5 |
| **North American Foodservice** | (4.2) | 5.1 | (4.9) | (0.3) | (4.3) |
| **International Beverage** | (2.8) | 5.3 | 1.2 | (9.1) | (5.4) |
| **International Bakery** | (11.6) | 5.1 | (1.3) | (7.1) | (14.9) |
| **Total business segments** | (2.3)% | 5.9% | (0.8)% | (3.4)% | (0.6)% |

Operating segment income (loss) and income (loss) from continuing operations before income taxes for 2010, 2009 and 2008 are as follows:

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Income (loss) from continuing operations before income taxes** | | | |
| **North American Retail** | $ 346 | $ 253 | $ 149 |
| **North American Fresh Bakery** | 44 | 26 | 55 |
| **North American Foodservice** | 125 | 36 | (324) |
| **International Beverage** | 592 | 493 | 551 |
| **International Bakery** | (14) | (194) | (346) |
| **Total operating segment income** | 1,093 | 614 | 85 |
| **Amortization of intangibles** | (49) | (47) | (48) |
| **General corporate expenses** | | | |
| **Other** | (249) | (217) | (244) |
| **Mark-to-market derivative gains/(losses)** | (17) | (18) | 22 |
| **Adjustment for noncontrolling interest** | 7 | 5 | 4 |
| **Contingent sale proceeds** | 133 | 150 | 130 |
| **Total operating income (loss)** | 918 | 487 | (51) |
| **Interest expense, net** | 123 | 129 | 105 |
| **Income (loss) from continuing operations before income taxes** | $ 795 | $ 358 | $(156) |

A discussion of each business segment's sales and operating segment income is presented on the following pages.

## Financial review

The corporation uses derivative financial instruments to manage its exposure to commodity prices. A commodity derivative not declared a hedge in accordance with the accounting rules is accounted for under mark-to-market accounting with changes in fair value recorded in the Consolidated Statements of Income. The corporation includes these unrealized mark-to-market gains and losses in general corporate expenses until such time that the exposure being hedged affects the earnings of the business segment. At that time, the cumulative gain or loss previously recorded in general corporate expenses for the derivative instrument will be reclassified into the business segment's results.

The change in unit volumes for each business segment excludes the impact of acquisitions and dispositions, and the impact of the 53rd week.

The amortization of intangibles in the table relates to trademarks and customer relationships. It does not include software amortization, a portion of which is recognized in the earnings of the segments and a portion is recognized as part of general corporate expenses.

Total general corporate expenses, which are not allocated to the individual business segments, were $266 million in 2010, an increase of $31 million over the prior year. The unrealized mark-to-market losses incurred on commodity derivative contracts were virtually unchanged year-over-year. Other general corporate expenses increased $32 million versus the prior year due primarily to a $26 million tax indemnification charge as well as an $10 million increase in restructuring related charges, in the current year, and the negative impact of $22 million of gains in the prior year, which were partially offset by lower fringe benefit costs and the impact of headcount reductions.

Total general corporate expenses were $235 million in 2009, an increase of $13 million over the prior year. This increase was driven by the $40 million year-over-year change in unrealized mark-to-market gains/(losses) incurred on commodity derivative contracts primarily related to energy. Other general corporate expenses decreased $27 million versus the prior year due to lower pension costs and favorable foreign currency transactions partially offset by increased professional fees for consulting and special project work. General corporate expenses were also favorably impacted by approximately $22 million related to certain items – primarily a non-income related foreign tax refund and a reduction in contingent lease accruals.

The adjustment for noncontrolling interest represents an offset to the noncontrolling interest expense that is included in the operating segment income of the North American Fresh Bakery business segment. As a result of the adjustment, the amount reported for operating income includes amounts attributable to both Sara Lee and noncontrolling interests. See Note 1 to the Financial Statements, "Nature of Operations and Basis of Presentation," for additional information regarding noncontrolling interest.

The impact of the costs related to exit activities and asset and business dispositions, transformation and Project Accelerate costs, impairment charges and other significant items on the corporation's business segments and general corporate expenses are summarized as follows:

**Summary of Significant Items by Business Segment**

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **North American Retail** | **$ (3)** | **$ –** | **$ 34** |
| **North American Fresh Bakery** | **22** | **37** | **3** |
| **North American Foodservice** | **26** | **106** | **436** |
| **International Beverage** | **12** | **27** | **14** |
| **International Bakery** | **60** | **245** | **409** |
| **Impact on the business segments** | **117** | **415** | **896** |
| **General corporate expenses** | **56** | **17** | **24** |
| **Impact on income from continuing operations before income taxes** | **$173** | **$432** | **$920** |

The most significant charges in the above table relate to impairment charges. In 2009, impairment charges of $107 million and $207 million were recognized in North American Foodservice and International Bakery, respectively. In 2008, impairment charges of $431 million and $400 million were recognized in North American Foodservice and International Bakery, respectively. Additional information regarding the amount and nature of the above charges is provided in the individual business segment discussions that follow.

## North American Retail

| In millions | 2010 | 2009 | Dollar Change | Percent Change | 2009 | 2008 | Dollar Change | Percent Change |
|---|---|---|---|---|---|---|---|---|
| **Net sales** | **$2,818** | **$2,767** | **$51** | **1.8%** | **$2,767** | **$2,613** | **$154** | **5.9%** |
| **Less: Increase/(decrease) in net sales from** | | | | | | | | |
| **Impact of 53rd week** | **52** | **–** | **52** | | **–** | **–** | **–** | |
| **Adjusted net sales** | **$2,766** | **$2,767** | **$ (1)** | **0.0%** | **$2,767** | **$2,613** | **$154** | **5.9%** |
| **Operating segment income** | **$ 346** | **$ 253** | **$93** | **36.9%** | **$ 253** | **$ 149** | **$104** | **70.4%** |
| **Less: Increase/(decrease) in operating segment income from** | | | | | | | | |
| **Exit activities, asset and business dispositions** | **$ (4)** | **$ –** | **$ (4)** | | **$ –** | **$ (13)** | **$ 13** | |
| **Transformation/Accelerate charges** | **–** | **–** | **–** | | **–** | **(1)** | **1** | |
| **Pension curtailment gain** | **7** | **–** | **7** | | **–** | **–** | **–** | |
| **Impairment charge** | **–** | **–** | **–** | | **–** | **(20)** | **20** | |
| **Impact of 53rd week** | **5** | **–** | **5** | | **–** | **–** | **–** | |
| **Adjusted operating segment income** | **$ 338** | **$ 253** | **$85** | **33.7%** | **$ 253** | **$ 183** | **$ 70** | **38.7%** |
| **Gross margin %** | **33.4%** | **28.8%** | | **4.6%** | **28.8%** | **28.4 %** | | **0.4%** |

*2010 versus 2009* Net sales increased by $51 million, or 1.8%. The increase was due to the impact of the 53rd week in 2010 as adjusted net sales were virtually unchanged. Sales increased as a result of an improved sales mix driven in part by higher sales in the breakfast sandwich, breakfast sausage, branded lunchmeat and smoked sausage categories partially offset by the continuing exit of the lower margin commodity hog business and the impact of the exit of the kosher meat business in the third quarter of the prior year. Pricing actions, net of trade promotions decreased net sales by approximately 2%. The overall unit volume decline of 5.5% was due to the continuing exit of the commodity hog business and the exit of the kosher meat business. Unit volumes, excluding the planned exit from the commodity meat and kosher meat businesses, increased 2.7% due to higher volumes for breakfast sandwiches and sausages, smoked sausages and sliced meats, which more than offset volume declines for frozen bakery products.

Operating segment income increased by $93 million, or 36.9% due in part to a pension curtailment gain and the impact of the 53rd week, net of the negative impact of the change in exit activities and asset and business dispositions, which increased operating segment income by $8 million. Adjusted operating segment income increased by $85 million, or 33.7%, due to lower commodity costs, an improved sales mix, and savings from continuous improvement programs, partially offset by increased trade promotions and higher MAP and other SG&A costs.

*2009 versus 2008* Net sales increased by $154 million, or 5.9%. The increase in net sales was driven by pricing actions to offset higher commodity and other raw material costs, which increased net sales by approximately 6%, as well as an improved sales mix. The improved sales mix related to a shift to higher-priced branded products within the hot dogs, breakfast sausage and deli categories as well as the introduction of new value-added products. These improvements were partially offset by the negative impact of the exit of the kosher meat business, the phasing out of the commodity meats business and a decline in unit volumes. Unit volumes declined 2.0%, as volume growth in breakfast sausage, sliced meats, hot dogs, corn dogs, and smoked sausage were offset by declines in retail deli meat and frozen bakery products. Unit volume declines were also the result of planned SKU rationalization, other margin improvement initiatives and the continuing planned exit of the commodity meats business.

Operating segment income increased by $104 million, or 70.4%. The net impact of the change in exit activities, asset and business dispositions, transformation/Accelerate charges and impairment charges increased operating segment income by $34 million. Adjusted operating segment income increased $70 million, or 38.7%, due to the favorable impact of pricing actions; savings from continuous improvement programs; and an improved product mix; which were partially offset by higher commodity, labor and fuel costs and lower unit volumes.

# Financial review

## North American Fresh Bakery

| In millions | 2010 | 2009 | Dollar Change | Percent Change | 2009 | 2008 | Dollar Change | Percent Change |
|---|---|---|---|---|---|---|---|---|
| **Net sales** | **$2,128** | **$2,200** | **$ (72)** | **(3.3)%** | **$2,200** | **$2,028** | **$172** | **8.5 %** |
| **Less: Increase/(decrease) in net sales from** | | | | | | | | |
| **Impact of 53rd week** | **52** | **–** | **52** | | **–** | **–** | **–** | |
| **Adjusted net sales** | **$2,076** | **$2,200** | **$ (124)** | **(5.7)%** | **$2,200** | **$2,028** | **$172** | **8.5 %** |
| **Operating segment income** | **$ 44** | **$ 26** | **$ 18** | **71.7 %** | **$ 26** | **$ 55** | **$ (29)** | **(54.1)%** |
| **Less: Increase/(decrease) in operating segment income from** | | | | | | | | |
| **Exit activities, asset and business dispositions** | **$ –** | **$ (5)** | **$ 5** | | **$ (5)** | **$ (3)** | **$ (2)** | |
| **Transformation/Accelerate charges** | **–** | **(1)** | **1** | | **(1)** | **–** | **(1)** | |
| **Accelerated depreciation** | **(2)** | **–** | **(2)** | | **–** | **–** | **–** | |
| **Pension partial withdrawal liability charge** | **(23)** | **(31)** | **8** | | **(31)** | **–** | **(31)** | |
| **Pension curtailment gain** | **3** | **–** | **3** | | **–** | **–** | **–** | |
| **Impact of 53rd week** | **6** | **–** | **6** | | **–** | **–** | **–** | |
| **Adjusted operating segment income** | **$ 60** | **$ 63** | **$ (3)** | **4.2 %** | **$ 63** | **$ 58** | **$ 5** | **7.2 %** |
| **Gross margin %** | **47.4%** | **45.3%** | | **2.1 %** | **45.3%** | **47.2%** | | **(1.9)%** |

*2010 versus 2009* Net sales decreased by $72 million, or 3.3%, while adjusted net sales, which excludes the impact of the 53rd week, declined $124 million, or 5.7%. The sales decline was due to a decline in unit volumes and price reductions, in response to lower commodity costs and competitive pressure, which decreased net sales by approximately 3%. Unit volumes decreased 3.1% due to lower unit volumes for branded and non-branded fresh bakery products. The lower volumes were due to increased competitive pressure and continuing weak economic conditions.

Operating segment income increased by $18 million, or 71.7%. The change in pension partial withdrawal liability charges, a pension curtailment gain, Accelerate charges, the impact of the 53rd week, accelerated depreciation and exit activities and asset and business dispositions increased operating segment income by $21 million. Adjusted operating segment income decreased by $3 million, or 4.2%, due to lower volumes and an unfavorable sales mix shift to lower margin non-branded products, partially offset by the favorable impact of lower costs for key ingredients net of pricing actions, savings from continuous improvement programs and lower SG&A costs driven by lower sales commissions and fuel costs.

*2009 versus 2008* Net sales increased by $172 million, or 8.5%. The increase in net sales was primarily attributable to positive pricing actions to cover higher wheat and other input costs, which increased net sales by approximately 6%, and an increase in unit volumes. Unit volumes increased 3.2% due to higher unit volumes for both branded and non-branded fresh bakery products. The increase in branded products was due in part to increased promotional activity. The increase in non-branded unit volumes was due to a net gain in new private label customers versus the prior year and an increasing shift to private label due to the weak economic conditions partially offset by a decline in sales to restaurant and institutional customers.

Operating segment income decreased by $29 million, or 54.1%. Operating segment income was negatively impacted by a $31 million charge to recognize a partial withdrawal liability related to a multi-employer pension plan as well as an increase in exit activities and transformation/Accelerate charges. Adjusted operating segment income increased by $5 million, or 7.2%, due to the benefit of price increases, unit volume gains, and savings from continuous improvement programs. These increases were partially offset by higher costs for key ingredients and wages; an unfavorable sales mix shift to lower margin private label products; higher SG&A costs driven by higher sales commissions, and higher labor, other employee benefits and administrative costs; and the negative impact of gains from the early termination of certain commodity contracts in the prior year.

## North American Foodservice

| In millions | 2010 | 2009 | Dollar Change | Percent Change | 2009 | 2008 | Dollar Change | Percent Change |
|---|---|---|---|---|---|---|---|---|
| **Net sales** | **$1,873** | **$2,092** | **$(219)** | **(10.5)%** | **$2,092** | **$2,186** | **$ (94)** | **(4.3)%** |
| **Less: Increase/(decrease) in net sales from** | | | | | | | | |
| **Changes in foreign currency exchange rates** | **$ –** | **$ (3)** | **$ 3** | | **$ –** | **$ 5** | **$ (5)** | |
| **Dispositions** | **–** | **142** | **(142)** | | **–** | **108** | **(108)** | |
| **Impact of 53rd week** | **32** | **–** | **32** | | **–** | **–** | **–** | |
| **Adjusted net sales** | **$1,841** | **$1,953** | **$(112)** | **(5.7)%** | **$2,092** | **$2,073** | **$ 19** | **0.9 %** |
| **Operating segment income (loss)** | **$ 125** | **$ 36** | **$ 89** | **NM** | **$ 36** | **$ (324)** | **$ 360** | **NM %** |
| **Less: Increase/(decrease) in operating segment income (loss) from** | | | | | | | | |
| **Exit activities, asset and business dispositions** | **$ (10)** | **$ 1** | **$ (11)** | | **$ 1** | **$ (5)** | **$ 6** | |
| **Accelerated depreciation** | **(7)** | **–** | **(7)** | | **–** | **–** | **–** | |
| **Impairment charge** | **(15)** | **(107)** | **92** | | **(107)** | **(431)** | **324** | |
| **Pension plan curtailment gain** | **6** | **–** | **6** | | **–** | **–** | **–** | |
| **Disposition** | **–** | **11** | **(11)** | | **–** | **2** | **(2)** | |
| **Impact of 53rd week** | **2** | **–** | **2** | | **–** | **–** | **–** | |
| **Adjusted operating segment income** | **$ 149** | **$ 131** | **$ 18** | **13.9 %** | **$ 142** | **$ 110** | **$ 32** | **29.0 %** |
| **Gross margin %** | **25.6%** | **25.5%** | | **0.1 %** | **25.5%** | **24.9%** | | **0.6 %** |

*2010 versus 2009* Net sales decreased by $219 million, or 10.5%. Business dispositions after the start of 2009, which include the DSD beverage business and a sauces and dressings business, reduced net sales by $142 million, while the change in foreign currency exchange rates and the impact of the 53rd week increased net sales by $35 million. Adjusted net sales decreased by $112 million, or 5.7%, due to unit volume declines partially offset by a favorable sales mix shift. Pricing actions had virtually no impact on the change in net sales. Overall net unit volumes declined 10.0% due to the loss of a large non-core bakery contract and demand softness resulting from the continued weak economic conditions. Bakery volumes declined due primarily to the loss of a low-margin, high-volume pizza ingredient business, which offset increases in refrigerated dough products. Meat volumes declined, driven in part by the planned exit of certain lower margin meat business. Beverage volumes are down due to declines in roast and ground coffee. The recent loss of some coffee concentrate business is not expected to significantly impact volumes but is expected to have a negative impact on the year-over-year profit comparisons in the beverage category beginning in 2011.

Operating segment income increased by $89 million. The net impact of the change in impairment charges, pension curtailment gain and exit activities, asset and business dispositions, accelerated depreciation, and the impact of the 53rd week increased operating segment income by $82 million. Dispositions after the start of 2009 reduced operating segment income by $11 million. Adjusted operating segment income increased by $18 million, or 13.9%, due to the favorable impact of lower commodity costs net of pricing actions, continuous improvement savings, an improved shift in sales mix and lower distribution and fuel costs, partially offset by lower unit volumes.

*2009 versus 2008* Net sales decreased by $94 million, or 4.3%. Changes in foreign currency exchange rates, primarily the Canadian dollar, decreased net sales by $5 million. Dispositions after the start of 2008 reduced net sales by $108 million. Adjusted net sales increased by $19 million, or 0.9% due to higher product pricing to cover the increase in key raw material costs across all categories. The positive pricing actions increased sales by approximately 5%. These increases were partially offset by unit volume declines for beverage, meat and bakery products. Overall net unit volumes decreased 4.2%. The decline in beverage volumes was driven by softness in traditional roast and ground and other coffee products due to competitive and economic pressures, while the decline in meat volumes was driven in part by the planned exit of certain lower margin business as well as demand softness. A slight decline in volumes for bakery products was driven by volume softness in foodservice pizza dough offset by growth in refrigerated dough and frozen bakery products.

Operating segment income increased by $360 million due to a $324 million reduction in impairment charges. A $107 million impairment charge related to goodwill associated with the beverage business was recorded in the current year and a $431 million impairment charge related to goodwill and fixed assets in the foodservice bakery and beverage businesses was recorded in the prior year. The net impact of the change in exit activities, asset and business dispositions increased operating segment income by $6 million. Dispositions after the start of 2008 reduced operating segment income by $2 million. Adjusted operating segment income increased by $32 million, or 29.0% due to the favorable impact of pricing actions, continuous improvement savings and lower SG&A costs, partially offset by higher commodity and labor costs and lower unit volumes.

# Financial review

## International Beverage

| In millions | 2010 | 2009 | Dollar Change | Percent Change | 2009 | 2008 | Dollar Change | Percent Change |
|---|---|---|---|---|---|---|---|---|
| **Net sales** | $3,221 | $3,062 | $159 | 5.2 % | $3,062 | $3,238 | $(176) | (5.4)% |
| Less: Increase/(decrease) in net sales from | | | | | | | | |
| Changes in foreign currency exchange rates | $ – | $ (124) | $124 | | $ – | $ 286 | $(286) | |
| Acquisitions/dispositions | 12 | 1 | 11 | | 45 | 8 | 37 | |
| Impact of 53rd week | 48 | – | 48 | | – | – | – | |
| Adjusted net sales | $3,161 | $3,185 | $ (24) | (0.8)% | $3,017 | $2,944 | $ 73 | 2.5 % |
| **Operating segment income** | $ 592 | $ 493 | $ 99 | 20.0 % | $ 493 | $ 551 | $ (58) | (10.5)% |
| Less: Increase/(decrease) in operating segment income from | | | | | | | | |
| Changes in foreign currency exchange rates | $ – | $ (17) | $ 17 | | $ – | $ 41 | $ (41) | |
| Exit activities, asset and business dispositions | (12) | (50) | 38 | | (50) | (4) | (46) | |
| Transformation/Accelerate charges | – | (3) | 3 | | (3) | (9) | 6 | |
| Curtailment gain | – | 12 | (12) | | 12 | – | 12 | |
| Accelerated depreciation | – | – | – | | – | (1) | 1 | |
| Gain on property disposition | – | 14 | (14) | | 14 | – | 14 | |
| Acquisitions/dispositions | 1 | – | 1 | | 2 | – | 2 | |
| Impact of 53rd week | 17 | – | 17 | | – | – | – | |
| Adjusted operating segment income | $ 586 | $ 537 | $ 49 | 8.8 % | $ 518 | $ 524 | $ (6) | (1.0)% |
| Gross margin % | 42.8% | 40.1% | | 2.7 % | 40.1% | 41.6% | | (1.5)% |

*2010 versus 2009* Net sales increased by $159 million, or 5.2%. The impact of changes in foreign currency exchange rates, particularly in the European euro and Brazilian real, increased reported net sales by $124 million, while the 53rd week increased net sales by $48 million. Acquisitions net of dispositions made after the start of 2009, increased net sales by $11 million. Adjusted net sales decreased by $24 million, or 0.8%, due to lower green coffee export sales, increased trade promotions and an unfavorable shift in sales mix, partially offset by an increase in unit volumes. Pricing actions, which included increased trade promotion activity, reduced net sales by approximately 1%. Unit volumes increased 1.4% due to volume growth in single serve coffee, traditional roast and ground and instants, while overall coffee concentrate volumes were virtually unchanged. Retail volumes in Europe decreased due to volume declines in traditional roast and ground coffee due in part to competitive pressures from private label and hard discounters as well as weak economic conditions throughout Europe, which was partially offset by increases in single serve coffee volumes primarily in France and Germany. The volume declines in Europe were offset by improved volumes in Brazil. Unit volumes in the foodservice channel in Europe decreased due to continued weak economic conditions in Europe.

Operating segment income increased by $99 million, or 20.0%. Changes in foreign currency exchange rates increased operating segment income by $17 million. The net change in exit activities asset and business dispositions, transformation/Accelerate charges, a curtailment gain, a gain on a prior year property sale, the impact of the 53rd week and acquisitions increased operating segment income by $33 million. Adjusted operating segment income increased by $49 million, or 8.8%, due to lower commodity costs including the impact of hedging gains, the increase in unit volumes, and the benefits of continuous improvement programs, partially offset by the negative impact of pricing actions and higher MAP spending.

*2009 versus 2008* Net sales decreased by $176 million, or 5.4%. The impact of foreign currency rate changes, particularly the European euro, Brazilian real, Australian dollar, and British pound, decreased reported net sales by $286 million. Acquisitions net of dispositions after the start of 2008 increased sales by $37 million. Adjusted net sales increased by $73 million, or 2.5% due to price increases to offset higher commodity costs, a favorable sales mix shift, and increased green coffee export sales in Brazil, which were partially offset by lower unit volumes. Pricing actions represented approximately 2% of the overall increase in net sales. Unit volumes decreased 2.8% due to declines in the retail channel in both Europe and Brazil. Retail volumes in Europe decreased due to volume declines in traditional roast and ground due in part to competitive pressures from private label and hard discounters as well as the weak economic conditions throughout Europe, partially offset by growth in single serve coffee in France and Germany. Unit volumes declined in Brazil due in part to price increases. Unit volumes in the foodservice channel decreased slightly due in part to a decline in liquid coffee concentrates.

Operating segment income decreased by $58 million, or 10.5%. Changes in foreign currency exchange rates decreased operating segment income by $41 million. The net impact of the change in exit activities, asset and business dispositions, transformation/ Accelerate charges, and accelerated depreciation decreased operating segment income by $39 million. Operating results were favorably impacted by a $12 million curtailment gain related to postretirement benefit plan changes and a $14 million gain on the disposition of property. Adjusted operating segment income decreased $6 million, or 1.0% , due to the impact of higher green coffee costs, the decline in unit volumes and higher manufacturing costs, partially offset by pricing actions, a favorable shift in sales mix, and the benefits of continuous improvement programs.

## International Bakery

| In millions | 2010 | 2009 | Dollar Change | Percent Change | 2009 | 2008 | Dollar Change | Percent Change |
|---|---|---|---|---|---|---|---|---|
| **Net sales** | **$785** | **$ 795** | **$ (10)** | **(1.3)%** | **$ 795** | **$ 934** | **$(139)** | **(14.9)%** |
| **Less: increase/(decrease) in net sales from** | | | | | | | | |
| **Changes in foreign currency exchange rates** | **$ –** | **$ (25)** | **$ 25** | | **$ –** | **$ 70** | **$ (70)** | |
| **Disposition** | **–** | **–** | **–** | | **–** | **14** | **(14)** | |
| **Impact of 53rd week** | **13** | **–** | **13** | | **–** | **–** | **–** | |
| **Adjusted net sales** | **$772** | **$ 820** | **$ (48)** | **(5.8)%** | **$ 795** | **$ 850** | **$ (55)** | **(6.5)%** |
| **Operating segment income (loss)** | **$ (14)** | **$(194)** | **$180** | **92.9 %** | **$(194)** | **$(346)** | **$ 152** | **44.0 %** |
| **Less: Increase/(decrease) in operating segment income (loss) from** | | | | | | | | |
| **Changes in foreign currency exchange rates** | **$ –** | **$ (1)** | **$ 1** | | **$ –** | **$ 4** | **$ (4)** | |
| **Exit activities, asset and business dispositions** | **(46)** | **(37)** | **(9)** | | **(37)** | **(7)** | **(30)** | |
| **Transformation/Accelerate charges** | **(1)** | **(1)** | **–** | | **(1)** | **(2)** | **1** | |
| **Impairment charge** | **(13)** | **(207)** | **194** | | **(207)** | **(400)** | **193** | |
| **Disposition** | **–** | **–** | **–** | | **–** | **(1)** | **1** | |
| **Impact of 53rd week** | **1** | **–** | **1** | | **–** | **–** | **–** | |
| **Adjusted operating segment income** | **$ 45** | **$ 52** | **$ (7)** | **(13.0)%** | **$ 51** | **$ 60** | **$ (9)** | **(14.9)%** |
| **Gross margin %** | **38.6%** | **37.5%** | | **1.1 %** | **37.5%** | **37.7%** | | **(0.2)%** |

*2010 versus 2009* Net sales decreased by $10 million, or 1.3%. The impact of changes in foreign currency exchange rates in the European euro and Australian dollar increased reported net sales by $25 million, while the impact of the 53rd week increased net sales by $13 million. Adjusted net sales decreased by $48 million, or 5.8%, as a result of the negative impact of price reductions in response to lower commodity costs and competitive pressures, which decreased net sales by approximately 4%. Sales were also negatively impacted by lower unit volumes and an unfavorable sales mix. Net unit volumes decreased 2.3% due to a decline in branded fresh bread volumes in Spain due in part to the weak economic conditions and competitive pressures. These volume declines were partially offset by increased volumes in Australia and increased refrigerated dough volumes in Europe.

Operating segment loss decreased by $180 million, or 92.9%. The net change in foreign currency exchange rates, exit activities, asset and business dispositions, impact of the 53rd week and impairment charges increased operating segment income by $187 million. Adjusted operating segment income decreased by $7 million, or 13.0%, due to the negative impact of pricing actions, lower unit volumes, and an unfavorable sales mix shift to lower margin products partially offset by lower commodity costs and continuous improvement savings.

*2009 versus 2008* Net sales decreased by $139 million, or 14.9%. The impact of foreign currency rate changes, particularly the European euro and the Australian dollar, decreased reported net sales by $70 million. A disposition subsequent to the start of 2008 reduced net sales by $14 million. Adjusted net sales decreased by $55 million, or 6.5%, due to the result of unit volume declines. The impact of unit volume declines were only partially offset by price increases in response to higher commodity costs, which increased net sales by approximately 6%. Net unit volumes decreased 11.6% due to a decline in fresh bread volumes in Spain as a result of lower branded sales, due in part to economic and competitive pressures, as well as the loss of some private label contracts; a decrease in refrigerated dough volumes in Europe due to lower export sales; and a small volume decline in Australia due in part to the planned exit of certain lower margin business.

Operating segment loss decreased by $152 million, or 44.0% due to a $193 million reduction in impairment charges. An impairment charge of $207 million was recorded in 2009 as compared to an impairment charge of $400 million in 2008. The net change in exit activities, asset and business dispositions, and transformation/Accelerate charges decreased operating segment income by $29 million, while a disposition subsequent to the start of 2008 increased operating segment income by $1 million. Changes in foreign currency rates decreased operating segment income by $4 million. Adjusted operating segment income decreased $9 million, or 14.9%, as the impact of lower unit volumes, higher costs associated with key raw materials, and an unfavorable sales mix shift were only partially offset by price increases, continuous improvement savings and lower SG&A costs due to cost control efforts.

# Financial review

**Financial Condition**
The corporation's cash flow statements include amounts related to discontinued operations through the date of disposal. The discontinued operations had a significant impact on the cash flows from operating, investing and financing activities in each fiscal year.

**Cash from Operating Activities** The cash from operating activities generated by continuing and discontinued operations is summarized in the following table:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Cash from operating activities** | | | |
| **Continuing operations** | **$631** | **$640** | **$385** |
| **Discontinued operations** | **321** | **260** | **221** |
| **Total** | **$952** | **$900** | **$606** |

*2010 versus 2009* The increase in cash from operating activities of $52 million in 2010 was due primarily to improved operating results and better working capital management with respect to accounts payable and accounts receivable, which were partially offset by an increase in cash payments for restructuring actions and taxes as well as higher contributions to pension plans as compared to the prior year.

*2009 versus 2008* The increase in cash from operating activities of $294 million in 2009 was due to a $451 improvement in the cash used to fund working capital needs. In 2009, $119 million of cash was generated from lower working capital levels as opposed to $332 million of cash used in the prior year to fund working capital needs. The year-over-year improvements were in accounts receivable, inventories, accrued liabilities as well as a reduction in cash tax payments, partially offset by an increase in cash used for accounts payable. The overall improvement in working capital was due in part to a strong focus on minimizing working capital levels. The benefits generated from lower working capital levels were partially offset by a $131 million increase in cash contributions to pension plans as compared to the prior year.

**Cash used in Investment Activities** Net cash used in investment activities is split between continuing and discontinued operations as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Cash used in investment activities** | | | |
| **Continuing operations** | **$(34)** | **$(267)** | **$(170)** |
| **Discontinued operations** | **(18)** | **(19)** | **(26)** |
| **Total** | **$(52)** | **$(286)** | **$(196)** |

*2010 versus 2009* The cash used in investment activities in 2010 declined by $234 million from the prior year due primarily to a $151 million increase in cash proceeds received from the disposition of businesses and a $112 million reduction in cash used in derivative transactions.

The corporation received $204 million in 2010, primarily related to the sale of its insecticide business in India. In 2009, it received $53 million, of which $42 million was related to the disposition of its DSD foodservice operations.

In 2010, $26 million of cash was used for derivative transactions, as compared to $138 million in 2009, primarily driven by hedges of foreign currency exposures.

The corporation spent $385 million for the purchase of property, equipment, computer software and intangibles in 2010 as compared to $379 million in 2009. The slightly higher level of spending in 2010 was to expand meat production capacity in North American Retail and to implement new software to improve North American operations. The corporation expects capital expenditures for property and equipment to be approximately $400 - $450 million in 2011, an increase over 2010 due to an increase in projected expenditures related to expanded meat production capacity in North American Retail.

The amount of contingent sale proceeds received in 2010, was $17 million lower than the prior year due to the impact of foreign currency exchange rates as the corporation received €95 million in both years.

*2009 versus 2008* The cash used in investment activities in 2009 increased by $90 million over the prior year due to a $234 million increase in cash used for derivative transactions partially offset by a $136 million reduction in capital expenditures for property, equipment and software.

In 2009, $138 million of cash was used for derivative transactions, as compared to $96 million of cash received from derivative transactions in 2008. The increase in cash used was due in part to an increase in the number of mark-to-market derivative transactions and an increase in cash paid on the settlement of foreign exchange contracts, the majority of which were related to hedges of foreign currency balance sheet exposures.

In 2009, the corporation incurred $379 million of expenditures for property, equipment and software as compared to $515 million in 2008. The year-over-year decrease was due to reduced spending for information technology assets.

In 2009, the corporation expended $10 million as part of the consideration paid for the acquisition of a coffee business in Brazil. In 2008, the corporation did not expend any funds to make any business acquisitions.

During 2009, the corporation completed the disposition of its DSD foodservice operations and received $42 million. It also received €95 million or $150 million in contingent proceeds from the previous sale of the corporation's tobacco product line. The increase versus the prior year was due to a change in foreign currency exchange rates. During 2008, the corporation completed the disposition of its meat operations in Mexico and received $55 million.

**Cash used in Financing Activities** The net cash used in financing activities is split between continuing and discontinued operations as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Cash used in financing activities** | | | |
| **Continuing operations** | **$(490)** | **$(532)** | **$(1,602)** |
| **Discontinued operations** | **(311)** | **(235)** | **(209)** |
| **Total** | **$(801)** | **$(767)** | **$(1,811)** |

The cash used in the financing activities of the discontinued operations primarily represents the net transfers of cash with the corporate office as most of the cash of these businesses has been retained as a corporate asset.

*2010 versus 2009* The cash used in financing activities in 2010 increased by $34 million over the prior year due primarily to a $397 million increase in cash used to repurchase shares of the corporation's common stock partially offset by a $357 million reduction in the net repayment of both long-term and short-term debt.

The corporation expended $500 million in 2010 to repurchase 36.4 million shares of its common stock under an accelerated share repurchase program as part of a new capital structure plan. During 2009, the corporation repurchased 11.4 million shares of common stock for $103 million.

In 2010, the corporation had net repayments of other debt and financings less than 90 days of $6 million, which was a $357 million reduction from the $363 million in net repayments in 2009. The corporation utilized a combination of cash on hand, short-term borrowings and new borrowings of long-term debt to repay maturing long-term debt. The long-term debt maturing during 2009 was repaid using cash on hand and a new 2-year financing arrangement for €285 million at Euribor plus 1.75% that was entered into in January 2009.

Dividends paid during 2010 were $308 million as compared to $302 million in 2009. The annualized dividend rate per share was $0.44 per share for both years.

*2009 versus 2008* The net cash used in financing activities during 2009 was $1,044 million lower than the previous year due primarily to a $842 million reduction in the net repayment of other debt and financing less than 90-day maturities as well as a $212 million reduction in the repurchase of common stock.

The corporation had net repayments of other debt and financings less than 90-day maturities during 2009 of $363 million as compared to net repayments of $1,205 million during 2008. The corporation utilized a combination of cash on hand, short-term borrowings and new borrowings of long-term debt to repay maturing long-term debt. The long-term debt maturing during 2009 was repaid using cash on hand and a new 2-year financing arrangement for €285 million at Euribor plus 1.75% that was entered into in January 2009.

During 2009, the corporation repurchased 11.4 million shares of its common stock for $103 million. In 2008, the corporation repurchased 19.7 million shares of its common stock for $315 million.

Dividends paid during 2009 were $302 million as compared to $296 million in 2008.

**Liquidity**

**Notes Payable** Notes payable increased from $20 million at June 27, 2009 to $47 million at July 3, 2010. At the end of 2010, the corporation had cash and cash equivalents on the balance sheet of $955 million, which was $4 million higher than the balance at June 27, 2009.

**Anticipated Business Dispositions/Use of Proceeds** Sara Lee made substantial progress toward divesting its International Household and Body Care businesses in fiscal 2010. The company announced and closed transactions for the divestiture of the Indian insecticides business to Godrej for €185 million in the fourth quarter of 2010 and the air care business to Procter & Gamble for €320 million in early fiscal 2011. The company is also working on the announced divestiture of the global body care business to Unilever for €1.275 billion and on the announced divestiture of the non-Indian insecticides business to SC Johnson for €153.5 million. Both proposed transactions are expected to close in calendar year 2010, and are subject to customary closing conditions and regulatory clearances. Sara Lee is also confident it will be able to successfully divest the remaining household businesses, primarily its global shoe care and Asian cleaning businesses, based on interest from various parties. The corporation increased its net investment hedges in 2010 in order to offset the euro exposure associated with €1.6 billion of proceeds anticipated to be generated by the divestiture of its air care and body care businesses.

# Financial review

During 2010, Sara Lee announced a revised capital plan that focuses on share repurchase, dividend pay-out and the funded status of the company's pension plans, while maintaining a solid investment grade credit profile.

As part of this capital plan, the company plans to buy back $2.5 to $3 billion of shares of its common stock over a three-year period. Through a $500 million accelerated share repurchase (ASR) program that was announced in March 2010, which was completed in the first quarter of 2011, Sara Lee bought back approximately 36 million shares of common stock. Sara Lee plans to repurchase $1.0 to $1.5 billion of shares in fiscal 2011, of which $500 to $800 million are expected to be repurchased in the remainder of calendar year 2010. Approximately $2.5 billion remains authorized for share repurchase by the board of directors, in addition to the 13.5 million share authorization remaining under the prior program.

In addition, Sara Lee's board of directors intends to maintain and gradually increase the corporation's current $0.44 per share annualized dividend.

The previously announced $200 million voluntary cash contribution to the company's pension plans was made in the fourth quarter of fiscal 2010.

The company continues to evaluate the best opportunities for value creation and investment of cash, including potential acquisitions or other investments in the company's growth.

**Debt** The corporation's total long-term debt decreased $50 million in 2010, to $2,734 million at July 3, 2010. Long-term debt maturing during 2010 of $25 million was repaid using cash on hand. A new 2-year financing arrangement for €300 million at 2.25% was entered into in March 2010 that replaced previous Euribor financing held by the corporation. The corporation's total remaining long-term debt of $2,734 million is due to be repaid as follows: $16 million in 2011, $1,545 million in 2012, $532 million in 2013, $26 million in 2014, $74 million in 2015 and $541 million thereafter. Debt obligations due to mature in the next year are expected to be satisfied with cash on hand, cash from operating activities or with additional borrowings.

From time to time, the corporation opportunistically may repurchase or retire its outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, the corporation's liquidity requirements, contractual restrictions and other factors. The amounts involved could be material.

Including the impact of swaps, which are effective hedges and convert the economic characteristics of the debt, the corporation's long-term debt and notes payable consist of 69.7% fixed-rate debt as of July 3, 2010, as compared with 70.1% as of June 27, 2009. The decrease in fixed-rate debt at the end of 2010 versus the end of 2009 is due to the repayment of long-term fixed rate debt that matured during the period. The corporation monitors the interest rate environments in the geographic regions in which it operates and modifies the components of its debt portfolio as necessary to manage interest rate and foreign currency risks.

**Pension Plans** As shown in Note 16 to the Consolidated Financial Statements, titled "Defined Benefit Pension Plans," the funded status of the corporation's defined benefit pension plans is defined as the amount the projected benefit obligation exceeds the plan assets. The underfunded status of the plans is $530 million at the end of fiscal 2010 as compared to $466 million at the end of fiscal 2009.

The corporation expects to contribute approximately $110 million of cash to its pension plans in 2011 as compared to $332 million in 2010 and $306 million in 2009. The 2011 contributions are for pension plans of continuing operations and pension plans where the corporation has agreed to retain the pension liability after certain business dispositions were completed. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors, including minimum funding requirements in the jurisdictions in which the company operates, the timing of cash tax benefits for amounts funded and arrangements made with the trustees of certain foreign plans. As a result, the actual funding in 2011 may be materially different from the estimate.

During 2006, the corporation entered into an agreement with the plan trustee to fully fund certain U.K. pension obligations by 2015. The anticipated 2011 contributions reflect the amounts agreed upon with the trustees of these U.K. plans. Under the terms of this agreement, the corporation will make annual pension contributions of 32 million British pounds to the U.K. plans through 2015. Subsequent to 2015, the corporation has agreed to keep the U.K. plans fully funded in accordance with local funding standards. If at any time prior to January 1, 2016, Sara Lee Corporation ceases having a credit rating equal to or greater than all three of the following ratings, the annual pension funding of these U.K. plans will increase by 20%: Standard & Poor's minimum credit rating of "BBB-," Moody's Investors Service minimum credit rating of "Baa3" and FitchRatings minimum credit rating of "BBB -." The corporation's credit ratings are currently above these levels and are discussed below in this Liquidity section.

The corporation participates in various multi-employer pension plans that provide retirement benefits to certain employees covered by collective bargaining agreements (MEPP). Participating employers in a MEPP are jointly responsible for any plan underfunding. MEPP contributions are established by the applicable collective bargaining agreements; however, the MEPPs may impose increased contribution rates and surcharges based on the funded status of the plan and the provisions of the Pension Protection Act, which requires substantially underfunded MEPPs to implement rehabilitation plans to improve funded status. The corporation believes that its contributions to MEPPs may increase by approximately 12% to 15% through 2011 due to increased contribution rates and surcharges MEPPs are expected to impose under the Pension Protection Act. Factors that could impact funded status of a MEPP include investment performance, changes in the participant demographics, financial stability of contributing employers and changes in actuarial assumptions.

In addition to regular contributions, the corporation could be obligated to pay additional contributions (known as a complete or partial withdrawal liability) if a MEPP has unfunded vested benefits. These withdrawal liabilities, which would be triggered if the corporation ceases to make contributions to a MEPP with respect to one or more collective bargaining units, would equal the corporation's proportionate share of the unfunded vested benefits based on the year in which liability is triggered. The corporation believes that certain of the MEPPs in which it participates have unfunded vested benefits, and some are significantly underfunded. Withdrawal liability triggers could include the corporation's decision to close a plant or the dissolution of a collective bargaining unit. Due to uncertainty regarding future withdrawal liability triggers, we are unable to determine the amount and timing of the corporation's future withdrawal liability, if any, or whether the corporation's participation in these MEPPs could have any material adverse impact on its financial condition, results of operations or liquidity. Disagreements over potential withdrawal liability may lead to legal disputes. The corporation currently is involved in litigation with one MEPP and it is probable that the outcome of this litigation may result in a partial withdrawal liability of approximately $22 million, of which the corporation has established an accrual.

The corporation's regular scheduled contributions to MEPPs totaled $50 million in 2010, $49 million in 2009 and $48 million in 2008. The corporation incurred withdrawal liabilities of approximately $23 million in 2010, $31 million in 2009 and an immaterial amount in 2008.

**Repatriation of Foreign Earnings and Income Taxes** The corporation anticipates that it will continue to repatriate a portion of its foreign subsidiary's future earnings. The tax expense associated with any return of foreign earnings will be recognized as such earnings are realized. However, the corporation pays the liability upon completing the repatriation action. The repatriation of foreign sourced earnings is not the only source of liquidity for the corporation. In addition to cash flow derived from operations, the corporation has access to the commercial paper market, a $1.85 billion revolving credit facility, and access to public and private debt markets as a means to generate liquidity sufficient to meet its U.S. cash flow needs.

In 2010 the tax expense for repatriating a portion of 2010 and prior year earnings to the U.S. is $145 million, with the majority of these taxes expected to be paid after 2010. This amount includes a tax charge in connection with the corporation's third quarter decision to no longer reinvest overseas earnings primarily attributable to existing overseas cash and the book value of the household and body care businesses.

**Cash and Equivalents, Short-Term Investments and Cash Flow**
The corporation's cash balance of $955 million at the end of 2010 was invested in interest-bearing bank deposits that are redeemable on demand by the corporation. A significant portion of cash and equivalents are held by the corporation's subsidiaries outside of the U.S. A portion of these balances will be used to fund future working capital and other funding requirements.

The corporation has also recognized amounts for transformation and other restructuring charges and at the end of 2010 recognized a liability of approximately $105 million that relates primarily to future severance and other lease and contractual payments. These amounts will be paid when the obligation becomes due, and the corporation expects a significant portion of these amounts will be paid in 2011. The anticipated 2011 payments of cash taxes and severance associated with previously recognized exit activities will have a significant negative impact on cash from operating activities.

**Dividend** The corporation's annualized dividend amounts per share were $0.44 in 2010 and 2009 and $0.42 in 2008. Future dividends are determined by the corporation's Board of Directors and are not guaranteed.

# Financial review

**Credit Facilities and Ratings** The corporation has a $1.85 billion five-year revolving credit facility available which management considers sufficient to satisfy its operating requirements. This facility expires in December 2011 and the pricing under this facility is based upon the corporation's current credit rating. At July 3, 2010, the corporation did not have any borrowings outstanding under this facility and the facility does not mature or terminate upon a credit rating downgrade. The corporation's debt agreements and credit facility contain customary representations, warranties and events of default, as well as, affirmative, negative and financial covenants with which the corporation is in compliance. One financial covenant includes a requirement to maintain an interest coverage ratio of not less than 2.0 to 1.0. The interest coverage ratio is based on the ratio of EBIT to consolidated net interest expense with consolidated EBIT equal to net income plus interest expense, income tax expense, and extraordinary or non-recurring non-cash charges and gains. For the 12 months ended July 3, 2010, the corporation's interest coverage ratio was 7.8 to 1.0.

The corporation's credit ratings by Standard & Poor's, Moody's Investors Service and FitchRatings, as of July 3, 2010, were as follows.

| | Senior Unsecured Obligations | Short-term Borrowings | Outlook |
|---|---|---|---|
| **Standard & Poor's** | **BBB** | **A-2** | **Stable** |
| **Moody's** | **Baa1** | **P-2** | **Stable** |
| **FitchRatings** | **BBB** | **F-2** | **Stable** |

Changes in the corporation's credit ratings result in changes in the corporation's borrowing costs. The corporation's current short-term credit rating allows it to participate in a commercial paper market that has a number of potential investors and a historically high degree of liquidity. A downgrade of the corporation's short-term credit rating would place the corporation in a commercial paper market that would contain significantly less market liquidity than it currently operates in with a rating of "A-2," "P-2," or "F-2." This would reduce the amount of commercial paper the corporation could issue and raise its commercial paper borrowing cost and would require immediate payment or the posting of collateral on the derivative instruments in net liability positions in accordance with ISDA rules. See Note 15, "Financial Instruments" for more information. To the extent that the corporation's operating requirements were to exceed its ability to issue commercial paper following a downgrade of its short-term credit rating, the corporation has the ability to use available credit facilities to satisfy operating requirements, if necessary.

**Off-Balance Sheet Arrangements** The off-balance sheet arrangements that are reasonably likely to have a current or future effect on the corporation's financial condition are lease transactions for facilities, warehouses, office space, vehicles and machinery and equipment.

**Leases** The corporation has numerous operating leases for manufacturing facilities, warehouses, office space, vehicles and machinery and equipment. Operating lease obligations are scheduled to be paid as follows: $80 million in 2011, $57 million in 2012, $42 million in 2013, $28 million in 2014, $21 million in 2015 and $69 million thereafter. The corporation is also contingently liable for certain long-term leases on property operated by others. These leased properties relate to certain businesses that have been sold. The corporation continues to be liable for the remaining terms of the leases on these properties in the event that the owners of the businesses are unable to satisfy the lease liability. The minimum annual rentals under these leases are as follows: $22 million in 2011, $17 million in 2012, $14 million in 2013, $12 million in 2014, $12 million in 2015 and $28 million thereafter.

**Future Contractual Obligations and Commitments** During 2007, the corporation exited a U.S. meat production plant that included a hog slaughtering operation. Certain purchase contracts for the purchase of live hogs at this facility were not exited or transferred after the closure of the facility. Under the terms of these contracts, which are open through June 2012, the corporation will continue to purchase these live hogs and therefore, the corporation has entered into a hog sales contract under which these hogs will be sold to another slaughter operator. The corporation's purchase price of these hogs is generally based on the price of corn products, and the corporation's selling price for these hogs is generally based on USDA posted hog prices. Divergent movements in these indices will result in either gains or losses on these hog transactions. Expected losses from the sale of these hogs are recognized when the loss is probable of occurring. At the end of 2010, based on current market pricing, the corporation deemed that it was not probable that material future near-term losses would occur. The contractual commitment for these purchases is included in the table below.

The corporation has no material unconditional purchase obligations as defined by the accounting principles associated with the Disclosure of Long-Term Purchase Obligations. The following table aggregates information on the corporation's contractual obligations and commitments:

| In millions | Total | Payments Due by Fiscal Year 2011 | 2012 | 2013 | 2014 | 2015 | Thereafter |
|---|---|---|---|---|---|---|---|
| **Long-term debt** | **$2,734** | **$ 16** | **$1,545** | **$ 532** | **$ 26** | **$ 74** | **$ 541** |
| **Interest on debt obligations**[1] | **907** | **140** | **81** | **58** | **44** | **34** | **550** |
| **Operating lease obligations** | **297** | **80** | **57** | **42** | **28** | **21** | **69** |
| **Purchase obligations**[2] | **2,895** | **1,434** | **605** | **312** | **243** | **229** | **72** |
| **Other long-term liabilities**[3] | **434** | **73** | **76** | **78** | **67** | **63** | **77** |
| **Subtotal** | **7,267** | **1,743** | **2,364** | **1,022** | **408** | **421** | **1,309** |
| **Contingent lease obligations**[4] | **105** | **22** | **17** | **14** | **12** | **12** | **28** |
| **Total**[5] | **$7,372** | **$1,765** | **$2,381** | **$1,036** | **$420** | **$433** | **$1,337** |

1 Interest obligations on floating rate debt instruments are calculated for future periods using interest rates in effect at the end of 2010. See Note 12 to the Consolidated Financial Statements for further details on the corporation's long-term debt.

2 Purchase obligations include expenditures to purchase goods and services in the ordinary course of business for production and inventory needs (such as raw materials, supplies, packaging, manufacturing arrangements, storage, distribution and union wage agreements); capital expenditures; marketing services; information technology services; and maintenance and other professional services where, as of the end of 2010, the corporation has agreed upon a fixed or minimum quantity to purchase, a fixed, minimum or variable pricing arrangement and the approximate delivery date. Future cash expenditures will vary from the amounts shown in the table above. The corporation enters into purchase obligations when terms or conditions are favorable or when a long-term commitment is necessary. Many of these arrangements are cancelable after a notice period without a significant penalty. Additionally, certain costs of the corporation are not included in the table since at the end of 2010 an obligation did not exist. An example of these includes situations where purchasing decisions for these future periods have not been made at the end of 2010. Ultimately, the corporation's decisions and cash expenditures to purchase these various items will be based upon the corporation's sales of products, which are driven by consumer demand. The corporation's obligations for accounts payable and accrued liabilities recorded on the balance sheet are also excluded from the table.

3 Represents the projected 2011 pension contribution and the projected payment for long-term liabilities recorded on the balance sheet for deferred compensation, restructuring costs, deferred income, sales and other incentives. The 2011 projected pension contribution and subsequent years through 2016 include an annual pension contribution of 32 million British pounds related to the terms of an agreement to fully fund certain U.K. pension obligations. The corporation has employee benefit obligations consisting of pensions and other postretirement benefits, including medical; other than the projected 2011 pension contribution and the U.K. funding amounts, noted previously, pension and postretirement obligations including any contingent amounts that may be due related to multi-employer pension plans, have been excluded from the table. A discussion of the corporation's pension and postretirement plans, including funding matters, is included in Notes 16 and 17 to the Consolidated Financial Statements. The corporation's obligations for employee health and property and casualty losses are also excluded from the table. Finally, the amount does not include any reserves for income taxes because we are unable to reasonably predict the ultimate amount or timing of settlement of our reserves for income taxes. See Note 18 to the corporation's consolidated financial statements regarding income taxes for further details.

4 Contingent lease obligations represent leases on property operated by others that only become an obligation of the corporation in the event that the owners of the businesses are unable to satisfy the lease liability. A significant portion of these amounts relates to leases operated by Coach, Inc. At July 3, 2010, the corporation has not recognized a contingent lease liability on the Consolidated Balance Sheets.

5 Contractual commitments and obligations identified under the accounting rules associated with accounting for contingencies are reflected and disclosed on the Consolidated Balance Sheets and in the related notes. Amounts exclude any payments related to deferred tax balances including any tax related to future repatriation of foreign earnings. See Note 18 to the corporation's Consolidated Financial Statements regarding income taxes for further details.

**Guarantees** The corporation is a party to a variety of agreements under which it may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts entered into by the corporation under which the corporation agrees to indemnify a third party against losses arising from a breach of representations and covenants related to such matters as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these circumstances, payment by the corporation is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow the corporation to challenge the other party's claims. In addition, the corporation's obligations under these agreements may be limited in terms of time and/or amount, and in some cases the corporation may have recourse against third parties for certain payments made by the corporation. It is not possible to predict the maximum potential amount of future payments under certain of these agreements, due to the conditional nature of the corporation's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the corporation under these agreements have not had a material effect on the corporation's business, financial condition or results of operations. The corporation believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the corporation's business, financial condition or results of operations.

In 2010, the corporation recognized a $26 million charge for a tax indemnification related to the corporation's direct selling business that was divested in 2006. In October 2009, the Spanish tax administration upheld the challenge made by its local field examination team against tax positions taken by the corporation's Spanish subsidiaries. The corporation is currently appealing the Court's decision and has obtained a bank guarantee of $80 million as security against all allegations.

# Financial review

The material guarantees for which the maximum potential amount of future payments can be determined, include the corporation's contingent liability on leases on property operated by others that is described above, and the corporation's guarantees of certain third-party debt. These debt guarantees require the corporation to make payments under specific debt arrangements in the event that the third parties default on their debt obligations. The maximum potential amount of future payments that the corporation could be required to make in the event that these third parties default on their debt obligations is approximately $14 million. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

**Risk Management**

**Geographic Risks** The corporation maintains a presence in a large number of nations in the world. This includes geographic locations where the corporation has a direct economic presence through owned manufacturing or distribution facilities, or companies where Sara Lee maintains a direct equity investment. The corporation also has an indirect economic presence in many geographic locations through third-party suppliers who provide inventory, distribution services or business process outsourcing services. In most cases, alternative sources of supply are available for inventory products that are manufactured or purchased from these foreign locations. However, the general insurance coverage that is maintained by the corporation does not cover losses resulting from acts of war or terrorism. As a result, a loss of a significant direct or indirect manufacturing or distribution location could impact the corporation's operations, cash flows and liquidity.

**Foreign Exchange, Interest and Commodity Risks** The corporation is exposed to market risk from changes in foreign currency exchange rates, interest rates and commodity prices. To mitigate the risk from interest rate, foreign currency exchange rate and commodity price fluctuations, the corporation enters into various hedging transactions that have been authorized pursuant to the corporation's policies and procedures. The corporation does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

*Foreign Exchange* The corporation primarily uses foreign currency forward and option contracts to hedge its exposure to adverse changes in foreign currency exchange rates. The corporation's exposure to foreign currency exchange rates exists primarily with the European euro, British pound, Brazilian real, Danish krone, Hungarian forint, Russian ruble and Australian dollar against the U.S. dollar. Hedging is accomplished through the use of financial instruments as the gain or loss on the hedging instrument offsets the gain or loss on an asset, a liability or a basis adjustment to a firm commitment. Hedging of anticipated transactions is accomplished with financial instruments as the realized gain or loss on the hedge occurs on or near the maturity date of the anticipated transactions.

*Interest Rates* The corporation uses interest rate swaps to modify its exposure to interest rate movements, reduce borrowing costs and to lock in interest rates on anticipated debt issuances. The corporation's net exposure to interest rate risk consists of floating-rate instruments that are benchmarked to U.S. and European short-term money market interest rates. Interest rate risk management is accomplished through the use of swaps to modify interest payments under these instruments.

*Commodities* The corporation is a purchaser of certain commodities such as beef, pork, coffee, wheat, corn, corn syrup, soybean and corn oils, butter, sugar, natural gas and diesel fuel. The corporation generally buys these commodities based upon market prices that are established with the vendor as part of the purchase process. In circumstances where commodity derivative instruments are used, there is a high correlation between the commodity costs and the derivative instrument.

**Risk Management Activities** The corporation maintains risk management control systems to monitor the foreign exchange, interest rate and commodity risks, and the corporation's offsetting hedge positions. The risk management control system uses analytical techniques including market value, sensitivity analysis and value at risk estimations.

*Value at Risk* The value at risk estimations are intended to measure the maximum amount the corporation could lose from adverse market movements in interest rates and foreign currency exchange rates, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. As a result, foreign exchange gains or losses that are charged directly to translation adjustments in common stockholders' equity are included in this estimate. The value at risk estimation utilizes historical interest rates and foreign currency exchange rates from the past year to estimate the volatility and correlation of these rates in the future. The model uses the variance-covariance statistical modeling technique and includes all interest rate-sensitive debt and swaps, foreign exchange hedges and their corresponding underlying exposures. Foreign exchange value at risk includes the net assets invested in foreign locations. The estimated value at risk amounts shown below represent the potential loss the corporation could incur from adverse changes in either interest rates or foreign currency exchange rates for a one-day period. The average value at risk amount represents the simple average of the quarterly amounts for the past year. These amounts are not significant compared with the equity, historical earnings trend or daily change in market capitalization of the corporation.

| In millions | Amounts | Average | Time Interval | Confidence Level |
|---|---|---|---|---|
| **Value at risk amounts** | | | | |
| **2010** | | | | |
| **Interest rates** | **$11** | **$12** | **1 day** | **95%** |
| **Foreign exchange** | **21** | **23** | **1 day** | **95%** |
| **2009** | | | | |
| **Interest rates** | **$26** | **$29** | **1 day** | **95%** |
| **Foreign exchange** | **29** | **43** | **1 day** | **95%** |

Interest rate value at risk decreased from 2009 due to the general decrease in short-term rate volatilities as the financial markets have stabilized over the course of 2010. Interest rate value at risk has become more weighted to short-term rates as a significant portion of the corporation's long-term debt is due within two years. Foreign exchange value at risk amounts are down primarily due to decreased levels of volatilities in exchange rates between the U.S. dollar and the euro, the Brazilian real and British pound sterling.

*Sensitivity Analysis* For commodity derivative instruments held, the corporation utilizes a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on the corporation's commodity derivative instruments. This analysis includes the commodity derivative instruments and, thereby, does not consider the underlying exposure. At the end of 2010 and 2009, the potential change in fair value of commodity derivative instruments, assuming a 10% change in the underlying commodity price, was $2 million and $13 million, respectively. This amount is not significant compared with the earnings and equity of the corporation.

### Non-GAAP Financial Measures Definitions

The following is an explanation of the non-GAAP financial measures presented in this annual report. "Adjusted net sales" excludes from net sales the impact of businesses acquired or divested after the start of the fiscal period and excludes the impact of an additional week in those fiscal years with 53 weeks versus 52 weeks. It also adjusts the previous year's sales for the impact of any changes in foreign currency exchange rates. "Adjusted operating segment income" for a specified business segment or discontinued operation excludes from operating segment income the impact of significant items recognized by that portion of the business during the fiscal period and businesses acquired or divested after the start of the fiscal period. It also adjusts for the impact of an additional week in those fiscal years that include a 53rd week. It also adjusts the previous year's operating segment income for the impact of any changes in foreign currency exchange rates. "Adjusted operating income" excludes from operating income the impact of significant items recognized during the fiscal period, contingent sale proceeds, if any, and businesses acquired or divested after the start of the fiscal period. It also adjusts for the impact of an additional week in those fiscal years that include a 53rd week. It also adjusts the previous year's operating segment income for the impact of any changes in foreign currency exchange rates.

### Critical Accounting Estimates

The corporation's summary of significant accounting policies is discussed in Note 2 to the Consolidated Financial Statements. The application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of operations and financial position of the corporation, as well as the related footnote disclosures. The corporation bases its estimates on historical experience and other assumptions that it believes are most likely to occur. If actual amounts are ultimately different from previous estimates, the revisions are included in the corporation's results of operations for the period in which the actual amounts become known, and, if material, are disclosed in the financial statements. The disclosures below also note situations in which it is reasonably likely that future financial results could be impacted by changes in these estimates and assumptions. The term "reasonably likely" refers to an occurrence that is more than remote but less than probable in the judgment of management.

**Sales Recognition and Incentives** Sales are recognized when title and risk of loss pass to the customer. Reserves for uncollectible accounts are based upon historical collection statistics, current customer information, and overall economic conditions. These estimates are reviewed each quarter and adjusted based upon actual experience. The reserves for uncollectible trade receivables are disclosed and trade receivables due from customers that the corporation considers highly leveraged are presented in Note 15 to the Consolidated Financial Statements, titled "Financial Instruments and Risk Management Interest Rate and Currency Swaps." The corporation has a significant number of individual accounts receivable and a number of factors outside of the corporation's control that impact the collectibility of a receivable. It is reasonably likely that actual collection experience will vary from the assumptions and estimates made at the end of each accounting period.

The Notes to the Consolidated Financial Statements specify a variety of sales incentives that the corporation offers to resellers and consumers of its products. Measuring the cost of these incentives requires, in many cases, estimating future customer utilization and redemption rates. Historical data for similar transactions are used in estimating the most likely cost of current incentive programs. These estimates are reviewed each quarter and adjusted based upon actual experience and other available information. The corporation has a significant number of trade incentive programs and a number of factors outside of the corporation's control impact the ultimate cost of these programs. It is reasonably likely that actual experience will vary from the assumptions and estimates made at the end of each accounting period.

**Inventory Valuation** Inventory is carried on the balance sheet at the lower of cost or market. Obsolete, damaged and excess inventories are carried at net realizable value. Historical recovery rates, current market conditions, future marketing and sales plans and spoilage rates are key factors used by the corporation in assessing the most likely net realizable value of obsolete, damaged and excess inventory. These factors are evaluated at a point in time and there are inherent uncertainties related to determining the recoverability of inventory. It is reasonably likely that market factors and other conditions underlying the valuation of inventory may change in the future.

**Impairment of Property** Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, the impact of significant customer losses, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life. Restoration of a previously recognized impairment loss is not allowed.

There are inherent uncertainties associated with these judgments and estimates and it is reasonably likely that impairment charges can change from period to period. Note 4 to the Consolidated Financial Statements discloses the impairment charges recognized by the corporation and the factors which caused these charges. It is also reasonably likely that the sale of a business can result in the recognition of an impairment that differs from that anticipated prior to the closing date. Given the corporation's ongoing efforts to improve operating efficiency, it is reasonably likely that future restructuring actions could result in decisions to dispose of other assets before the end of their useful life and it is reasonably likely that the impact of these decisions would result in impairment and other related costs including employee severance that in the aggregate would be significant.

**Trademarks and Other Identifiable Intangible Assets** The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the corporation is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. As of July 3, 2010, the net book value of trademarks and other identifiable intangible assets was $504 million, of which $450 million is being amortized. The anticipated amortization over the next five years is $219 million.

Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. Identifiable intangible assets not subject to amortization are assessed for impairment at least annually, in the fourth quarter, and as triggering events may arise. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. The fair value of the intangible asset is measured using the royalty savings method. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time.

There are inherent assumptions and estimates used in developing future cash flows requiring management's judgment in applying these assumptions and estimates to the analysis of intangible asset impairment including projecting revenues, interest rates, the cost of capital, royalty rates and tax rates. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change in future periods. These changes can result in future impairments. Note 4 to the Consolidated Financial Statements sets out the impact of charges taken to recognize the impairment of intangible assets and the factors which led to changes in estimates and assumptions.

**Goodwill** Goodwill is not amortized but is subject to periodic assessments of impairment and is discussed further in Note 3. Goodwill is assessed for impairment at least annually, in the fourth quarter, and as triggering events may arise. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. The fair value of reporting units is estimated based on a weighting of two models – a discounted cash flow model and a market multiple model. The discounted cash flow model uses management's business plans and projections as the basis for expected future cash flows for the first three years and a 2% residual growth rate thereafter. The market multiple approach employs market multiples of revenues or earnings for companies comparable to the corporation's operating units. Management believes the assumptions used for the impairment test are consistent with those utilized by a market participant performing similar valuations for our reporting units. A separate discount rate derived from published sources was utilized for each reporting unit and, on a weighted average basis, the discount rate used was 10.2%.

The majority of goodwill impairments recognized by the corporation in the past several years relate to goodwill attributable to the Earthgrains bakery acquisition in 2002. Three reporting units that continue to carry significant Earthgrains goodwill balances at the end of 2010 include North American foodservice bakery with $476 million, North American fresh bakery with $288 million, and International Bakery France with $162 million. Although we currently believe the operations can support the value of goodwill reported, these entities are the most sensitive to changes in inherent assumptions and estimates used in determining fair value. These three reporting units represent approximately 75% of the corporation's remaining goodwill balance. Holding all other assumptions constant at the test date, a 100 basis point increase in the discount rate used for these three reporting units would reduce the enterprise value between 12% and 15% indicating no potential impairment. These three reporting units have estimated fair values in excess of net asset carrying values in the range of 36% to 63% as of the test date.

There are inherent assumptions and estimates used in developing future cash flows requiring management's judgment in applying these assumptions and estimates to the analysis of goodwill impairment including projecting revenues and profits, interest rates, the cost of capital, tax rates, the corporation's stock price, and the allocation of shared or corporate items. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates can change in future periods. These changes can result in future impairments. Note 4 to the Consolidated Financial Statements sets out the impact of charges taken to recognize the impairment of goodwill and the factors which led to changes in estimates and assumptions.

# Financial review

**Self-Insurance Reserves** The corporation purchases third-party insurance for workers' compensation, automobile and product and general liability claims that exceed a certain level. The corporation is responsible for the payment of claims under these insured limits, and consulting actuaries are utilized to estimate the obligation associated with incurred losses. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and settlements. Consulting actuaries make a significant number of estimates and assumptions in determining the cost to settle these claims and many of the factors used are outside the control of the corporation. Accordingly, it is reasonably likely that these assumptions and estimates may change and these changes may impact future financial results.

**Income Taxes** Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal and state income taxes are provided on that portion of foreign subsidiaries income that is expected to be remitted to the U.S. and be taxable.

The corporation's effective tax rate is based on pretax income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the corporation operates. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business. We establish reserves for income taxes when, despite the belief that our tax positions are fully supportable, we believe that our position may be challenged and possibly disallowed by various tax authorities. The corporation's recorded estimates of liability related to income tax positions are based on management's judgments made in consultation with outside tax and legal counsel, where appropriate, and are based upon the expected outcome of proceedings with worldwide tax authorities in consideration of applicable tax statutes and related interpretations and precedents. We also provide interest on these reserves at the appropriate statutory interest rates and these charges are also included in the corporation's effective tax rate. The ultimate liability incurred by the corporation may differ from its estimates based on a number of factors, including the application of relevant legal precedent, the corporation's success in supporting its filing positions with tax authorities, and changes to, or further interpretations of, law.

The corporation's tax returns are routinely audited by federal, state, and foreign tax authorities. Reserves for uncertain tax positions represent a provision for the corporation's best estimate of taxes expected to be paid based upon all available evidence recognizing that over time, as more information is known, these reserves may require adjustment. Reserves are adjusted when (a) new information indicates a different estimated reserve is appropriate; (b) the corporation finalizes an examination with a tax authority, eliminating uncertainty regarding tax positions taken; or (c) a tax authority does not examine a tax year within a given statute of limitations, also eliminating the uncertainty with regard to tax positions for a specific tax period. The actual amounts settled with respect to these examinations were the result of discussions and settlement negotiations involving the interpretation of complex income tax laws in the context of our fact patterns. Any adjustment to a tax reserve impacts the corporation's tax expense in the period in which the adjustment is made.

As a global commercial enterprise, the corporation's tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the corporation's global mix of earnings, the tax characteristics of the corporation's income, the timing and recognition of goodwill impairments, acquisitions and dispositions, adjustments to the corporation's reserves related to uncertain tax positions, changes in valuation allowances, and the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. It is reasonably possible that the following items can have a material impact on income tax expense, net income and liquidity in future periods:

- The spin off of the Hanesbrands business that was completed in 2007 has resulted in an increase in the corporation's effective tax rate as the operations that were spun off had, historically, a lower effective tax rate than the remainder of the business and generated a significant amount of operating cash flow. The elimination of this cash flow has required the corporation to remit a greater portion of the future foreign earnings to the U.S. than has historically been the case and resulted in higher levels of tax expense and cash taxes paid. The tax provision associated with the repatriation of foreign earnings for both continuing and discontinued operations in fiscal years 2010, 2009, and 2008 was $574 million, $58 million, and $118 million, respectively. In 2010, the tax expense for repatriation of foreign earnings was significantly higher due to the corporation's decision to no longer reinvest overseas earnings primarily attributable to existing overseas cash and the book value of the household and body care businesses. In its determination of which foreign earnings are permanently reinvested, the corporation considers numerous factors, including the financial requirements of the U.S. parent company, the financial requirements of its foreign subsidiaries, and the tax consequences of remitting the foreign earnings to the U.S. Variability in the corporation's effective tax rate will occur over time as a result of these and other factors which could materially change the estimated cost of future repatriation actions.

- Tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation's tax assets and obligations will need to be measured and recognized in the financial statements.
- The corporation has ongoing U.S. and foreign tax audits for various tax periods. The U.S. federal tax years from 2007 onward remain subject to audit. Fiscal years remaining open to examination in the Netherlands include 2003 forward. Other foreign jurisdictions remain open to audits ranging from 1999 forward. With few exceptions, the corporation is no longer subject to state and local income tax examinations by tax authorities for years before 2003. The tax reserves for uncertain tax positions recorded in the financial statements reflect the expected finalization of worldwide examinations. The corporation regularly reviews its tax positions based on the individual facts, circumstances, and technical merits of each tax position. If the corporation determines it is more likely than not that it is entitled to the economic benefits associated with a tax position, it then considers the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with a taxing authority, taking into consideration all available facts, circumstances, and information. The corporation believes that it has sufficient cash resources to fund the settlement of these audits.

  As a result of audit resolutions, expirations of statutes of limitations, and changes in estimate on tax contingencies in 2010 and 2009, the corporation recognized tax benefits of $177 million and $21 million, respectively. However, audit outcomes and the timing of audit settlements are subject to significant uncertainty. The corporation estimates reserves for uncertain tax positions, but is not able to control or predict the extent to which tax authorities will examine specific periods, the outcome of examinations, or the time period in which examinations will be conducted and finalized. Favorable or unfavorable past audit experience in any particular tax jurisdiction is not indicative of the outcome of future examinations by those tax authorities. Based on the nature of uncertain tax positions and the examination process, management is not able to predict the potential outcome with respect to tax periods that have not yet been examined or the impact of any potential reserve adjustments on the corporation's tax rate or net earnings trends. As of the end of 2010, the corporation believes that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $0 to $25 million over the next 12 months.
- Facts and circumstances may change that cause the corporation to revise the conclusions on its ability to realize certain net operating losses and other deferred tax attributes. The corporation regularly reviews whether it will realize its deferred tax assets. Its review consists of determining whether sufficient taxable income of the appropriate character exists within the carryback and carryforward period available under respective tax statutes. The corporation considers all available evidence of recoverability when evaluating its deferred tax assets; however, the corporation's most sensitive and critical factor in determining recoverability of deferred tax assets is the existence of historical and projected profitability in a particular jurisdiction. As a result, changes in actual and projected results of the corporation's various legal entities can create variability, as well as changes in the level of the corporation's gross deferred tax assets, which could result in increases or decreases in the corporation's deferred tax asset valuation allowance.

As a multinational company, the corporation cannot predict with reasonable certainty or likelihood future results considering the complexity and sensitivity of the assumptions above.

Note 18 to the Consolidated Financial Statements, titled "Income Taxes," sets out the factors which caused the corporation's effective tax rate to vary from the statutory rate and certain of these factors result from finalization of tax audits and review and changes in estimates and assumptions regarding tax obligations and benefits.

**Stock Compensation** The corporation issues restricted stock units (RSUs) and stock options to employees in exchange for employee services. See Note 9 to the Consolidated Financial Statements regarding stock-based compensation for further information on these awards. The cost of RSUs and stock option awards is equal to the fair value of the award at the date of grant, and compensation expense is recognized for those awards earned over the service period. Certain of the RSUs vest based upon the employee achieving certain defined performance measures. During the service period, management estimates the number of awards that will meet the defined performance measures. With regard to stock options, at the date of grant, the corporation determines the fair value of the award using the Black-Scholes option pricing formula. Management estimates the period of time the employee will hold the option prior to exercise and the expected volatility of the corporation's stock, each of which impacts the fair value of the stock options. The corporation believes that changes in the estimates and assumptions associated with prior non-performance based grants and stock option grants are not reasonably likely to have a material impact on future operating results. However, changes in estimates and assumptions related to previously issued performance based RSUs may have a material impact on future operating results.

**Defined Benefit Pension Plans** See Note 16 to the Consolidated Financial Statements, titled "Defined Benefit Pension Plans," for information regarding plan obligations, plan assets and the measurements of these amounts, as well as the net periodic benefit cost and the reasons for changes in this cost.

Pension costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. The assumptions used in developing the required estimates include the following key factors: discount rates, salary growth, expected return on plan assets, retirement rates and mortality.

In determining the discount rate, the corporation utilizes a yield curve based on high-quality fixed-income investments that have a AA bond rating to discount the expected future benefit payments to plan participants. Salary increase assumptions are based on historical experience and anticipated future management actions. In determining the long-term rate of return on plan assets, the corporation assumes that the historical long-term compound growth rate of equity and fixed-income securities will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions. Retirement rates are based primarily on actual plan experience, while standard actuarial tables are used to estimate mortality. Results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic benefit cost in future periods.

Net periodic benefit costs for the corporation's defined benefit pension plans were $115 million in 2010, $67 million in 2009 and $97 million in 2008, and the projected benefit obligation was $4,727 million at the end of 2010 and $4,218 million at the end of 2009. The corporation currently expects its net periodic benefit cost for 2011 to be approximately $50 million, a $65 million decrease over 2010 due primarily to a reduction in service cost due to plan freezes in the U.S., a reduction in interest rates, and an increase in expected return on assets due to higher plan assets at the end of 2010 as compared to the prior year.

The following information illustrates the sensitivity of the net periodic benefit cost and projected benefit obligation to a change in the discount rate and return on plan assets. Amounts relating to foreign plans are translated at the spot rate at the close of 2010. The sensitivities reflect the impact of changing one assumption at a time and are specific to base conditions at the end of 2010 and treat the household and body care businesses as discontinued operations. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and that the effects of changes in assumptions are not necessarily linear.

| | | Increase/(Decrease) in | |
|---|---|---|---|
| Assumption | Change | 2011 Net Periodic Benefit Cost | 2010 Projected Benefit Obligation |
| **Discount rate** | **1% increase** | **$(36)** | **$(590)** |
| | **1% decrease** | **32** | **674** |
| **Asset return** | **1% increase** | **(41)** | **–** |
| | **1% decrease** | **41** | **–** |

The corporation's defined benefit pension plans had a net unamortized actuarial loss of $1,143 million in 2010 and $883 million in 2009. The unamortized actuarial loss is reported in the "Accumulated other comprehensive loss" line of the Consolidated Balance Sheet. The increase in the net actuarial loss in 2010 was primarily due to a 120 basis point reduction in the weighted average discount rate partially offset by actual asset performance in excess of the asset return assumption.

As indicated above, changes in the bond yields, expected future returns on assets, and other assumptions can have a material impact upon the funded status and the net periodic benefit cost of defined benefit pension plans. It is reasonably likely that changes in these external factors will result in changes to the assumptions used by the corporation to measure plan obligations and net periodic benefit cost in future periods.

**Issued but not yet Effective Accounting Standards**
Following is a discussion of recently issued accounting standards that the corporation will be required to adopt in a future period.

*Consolidation of Variable Interest Entities* In June 2009, the FASB issued an update to the guidance for determining whether an entity is a variable interest entity (VIE) and who is the primary beneficiary of the VIE. The new guidance will also require ongoing reassessments of the primary beneficiary of a VIE and new expanded disclosures surrounding the nature of the VIE and an entity's involvement with the VIE. The new guidance is effective for the corporation in the first quarter of fiscal 2011. The corporation does not believe the new guidance will have a material impact on the consolidated financial statements.

*Revenue Arrangements with Multiple Deliverables* In September 2009, new accounting guidance was issued concerning accounting for revenue arrangements with multiple deliverables. The guidance requires companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately. It also eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize a portion of the overall arrangement fee that is attributable to items that have already been delivered. The guidance also establishes a selling price hierarchy for determining the selling price of a deliverable and expands disclosures for multiple-deliverable revenue arrangements. The new guidance is required to be adopted by the corporation for revenue arrangements entered into or materially modified at the beginning of 2011. The corporation is currently evaluating the provisions of this guidance and has not determined the impact of adoption at this time.

*Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses* On July 21, 2010 new accounting guidance was issued that significantly expands the disclosure requirements related to financing receivables and the related allowance for credit losses. Specifically, the new guidance requires, among other things, disclosure of: i) a rollforward of the allowance for credit losses along with the balance of the allowance reserve and the related financing receivable; ii) the reasons for the changes in the allowance for credit losses; iii) the aging of past due financing receivables at period end by customer class; iv) the nature of credit risk inherent in the financing receivables; and v) how the risk is analyzed and assessed in estimating the allowance for credit losses. The new guidance is to be implemented in several steps with the first implementation required in the second quarter of 2011. Trade accounts receivable with contractual maturities of one year or less that arose from the sales of goods or services are excluded from the new guidance so the corporation believes this new guidance will not result in significant new disclosures.

**Forward-Looking Information**
This document contains certain forward-looking statements, including the anticipated costs and benefits of restructuring, transformation and Project Accelerate actions, access to credit markets and the corporation's credit ratings, the planned extinguishment of debt, the funding of pension plans, potential payments under guarantees and amounts due under future contractual obligations and commitments, projected capital expenditures, cash tax payments, pension settlement amounts and effective tax rates. In addition, from time to time, in oral statements and written reports, the corporation discusses its expectations regarding the corporation's future performance by making forward-looking statements preceded by terms such as "expects," "projects," "anticipates" or "believes." These forward-looking statements are based on currently available competitive, financial and economic data, as well as management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Consequently, the corporation wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause Sara Lee's actual results to differ from such forward-looking statements are factors relating to:

## Financial review

- Sara Lee's share repurchase and other capital plans, such as (i) future opportunities that the Board may determine present greater potential value to shareholders than the current capital plans and targets, including without limitation potential acquisitions, joint ventures or other corporate transactions, and investments in Sara Lee's business; (ii) future operating or capital needs that require a more significant outlay of cash than currently anticipated; or (iii) future changes in facts or circumstances that may impact the anticipated accounting treatment of such activities;
- Sara Lee's relationship with its customers, such as (iv) a significant change in Sara Lee's business with any of its major customers, such as Walmart, its largest customer, including changes in how such customers manage their suppliers and the level of inventory these customers maintain; and (v) credit and other business risks associated with customers operating in a highly competitive retail environment;
- The consumer marketplace, such as (vi) significant competition, including advertising, promotional and price competition; (vii) changes in consumer behavior due to economic conditions, such as a shift in consumer demand toward private label; (viii) fluctuations in the cost of raw materials, Sara Lee's ability to increase or maintain product prices in response to fluctuations in cost and the impact on Sara Lee's profitability; (ix) the impact of various food safety issues and regulations on sales and profitability of Sara Lee products; and (x) inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance;
- Sara Lee's international operations, such as (xi) impacts on reported earnings from fluctuations in foreign currency exchange rates, particularly the euro; (xii) Sara Lee's generation of a high percentage of its revenues from businesses outside the United States and costs to remit these foreign earnings into the U.S. to fund Sara Lee's domestic operations, share repurchase plans, dividends, debt service and corporate costs; (xiii) the impact on Sara Lee's business of its receipt of binding offers to purchase a large portion of its H&BC business, its intent to divest the remainder of that business and any inability to complete these transactions or to divest the remaining H&BC businesses on favorable terms; and (xiv) difficulties and costs associated with complying with U.S. laws and regulations, such as Foreign Corrupt Practices Act, applicable to entities with overseas operations, and different regulatory structures and unexpected changes in regulatory environments overseas, including without limitation potentially negative consequences from changes in anti-competition and tax laws; and (xv) Sara Lee's ability to continue to source production and conduct manufacturing and selling operations in various countries due to changing business conditions, political environments, import quotas and the financial condition of suppliers;
- Previous business decisions, such as (xvi) Sara Lee's ability to generate margin improvement through cost reduction and efficiency initiatives, including Project Accelerate and the outsourcing of significant portions of our financial transaction processing, global IT, and global indirect procurement activities; (xvii) Sara Lee's ability to achieve planned cash flows from capital expenditures and acquisitions and the impact of changing interest rates and the cost of capital on the discounted value of those planned cash flows, which could impact future impairment analyses; (xviii) credit ratings issued by the three major credit rating agencies, the impact of Sara Lee's capital plans and targets on such credit ratings and the impact these ratings and changes in these ratings may have on Sara Lee's cost to borrow funds, access to capital/debt markets, and ability to complete the planned share repurchase; (xix) Sara Lee's plan to refinance significant outstanding indebtedness in the next two years and the impact of potential changes in the credit environment; (xx) Sara Lee's plan to repurchase a significant amount of its common stock and the impact of such repurchases on its earnings, cash flow and credit ratings; (xxi) the settlement of a number of ongoing reviews of Sara Lee's income tax filing positions in various jurisdictions and inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which Sara Lee transacts business; and (xxii) changes in the expense for and contingent liabilities relating to multi-employer pension plans in which Sara Lee participates; and
- Uncertainty relating to our chief executive officer position and the fact that Sara Lee's board has initiated a process to identify a permanent successor.

In addition, the corporation's results may also be affected by general factors, such as economic conditions, political developments, interest and inflation rates, accounting standards, taxes and laws and regulations in markets where the corporation competes. Sara Lee undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

# Consolidated statements of income

| Dollars in millions except per share data / Years ended | July 3, 2010 | June 27, 2009 | June 28, 2008 |
|---|---|---|---|
| **Continuing Operations** | | | |
| **Net sales** | $10,793 | $10,882 | $10,949 |
| **Cost of sales** | 6,692 | 7,038 | 7,008 |
| **Selling, general and administrative expenses** | 3,204 | 3,090 | 3,232 |
| **Net charges for exit activities, asset and business dispositions** | 84 | 103 | 39 |
| **Impairment charges** | 28 | 314 | 851 |
| **Contingent sale proceeds** | (133) | (150) | (130) |
| **Operating income (loss)** | 918 | 487 | (51) |
| **Interest expense** | 147 | 170 | 185 |
| **Interest income** | (24) | (41) | (80) |
| **Income (loss) from continuing operations before income taxes** | 795 | 358 | (156) |
| **Income tax expense** | 153 | 133 | 120 |
| **Income (loss) from continuing operations** | 642 | 225 | (276) |
| **Discontinued Operations** | | | |
| **Income (loss) from discontinued operations, net of tax expense of $453, $90 and $81** | (199) | 155 | 236 |
| **Gain on sale of discontinued operations, net of tax expense of $74, nil and $1** | 84 | – | (24) |
| **Net income (loss)** | 527 | 380 | (64) |
| **Less: Income from noncontrolling interests, net of tax** | | | |
| **Continuing operations** | 7 | 5 | 4 |
| **Discontinued operations** | 14 | 11 | 11 |
| **Net income (loss) attributable to Sara Lee** | $ 506 | $ 364 | $ (79) |
| **Amounts attributable to Sara Lee** | | | |
| **Net income (loss) from continuing operations** | $ 635 | $ 220 | $ (280) |
| **Net income (loss) from discontinued operations** | (129) | 144 | 201 |
| **Net income (loss) attributable to Sara Lee** | $ 506 | $ 364 | $ (79) |
| **Income (loss) from continuing operations per share of common stock** | | | |
| **Basic** | $ 0.92 | $ 0.31 | $ (0.39) |
| **Diluted** | $ 0.92 | $ 0.31 | $ (0.39) |
| **Net income (loss) per share of common stock** | | | |
| **Basic** | $ 0.74 | $ 0.52 | $ (0.11) |
| **Diluted** | $ 0.73 | $ 0.52 | $ (0.11) |

The accompanying Notes to Financial Statements are an integral part of these statements.

# Consolidated balance sheets

| Dollars in millions except per share data | July 3, 2010 | June 27, 2009 |
|---|---|---|
| **Assets** | | |
| Cash and equivalents | $ 955 | $ 951 |
| Trade accounts receivable, less allowances of $69 in 2010 and $72 in 2009 | 1,187 | 1,272 |
| Inventories | | |
| Finished goods | 406 | 443 |
| Work in process | 31 | 32 |
| Materials and supplies | 309 | 291 |
| | 746 | 766 |
| Current deferred income taxes | 262 | 213 |
| Other current assets | 400 | 250 |
| Assets held for sale | 260 | 378 |
| Total current assets | 3,810 | 3,830 |
| Other noncurrent assets | 134 | 245 |
| Property | | |
| Land | 87 | 94 |
| Buildings and improvements | 1,338 | 1,365 |
| Machinery and equipment | 3,256 | 3,334 |
| Construction in progress | 211 | 183 |
| | 4,892 | 4,976 |
| Accumulated depreciation | 2,822 | 2,776 |
| Property, net | 2,070 | 2,200 |
| Trademarks and other identifiable intangibles, net | 504 | 587 |
| Goodwill | 1,261 | 1,295 |
| Deferred income taxes | 225 | 298 |
| Noncurrent assets held for sale | 832 | 964 |
| | $8,836 | $9,419 |

The accompanying Notes to Financial Statements are an integral part of these statements.

| | July 3, 2010 | June 27, 2009 |
|---|---|---|
| Liabilities and Stockholders' Equity | | |
| Notes payable | $ 47 | $ 20 |
| Accounts payable | 1,005 | 1,004 |
| Accrued liabilities | | |
| Payroll and employee benefits | 601 | 642 |
| Advertising and promotion | 289 | 287 |
| Income taxes payable and current deferred taxes | 8 | 22 |
| Other accrued liabilities | 504 | 538 |
| Current maturities of long-term debt | 16 | 46 |
| Liabilities held for sale | 253 | 287 |
| Total current liabilities | 2,723 | 2,846 |
| Long-term debt | 2,718 | 2,738 |
| Pension obligation | 530 | 595 |
| Deferred income taxes | 548 | 106 |
| Other liabilities | 792 | 1,051 |
| Noncurrent liabilities held for sale | 10 | 13 |
| Equity | | |
| Sara Lee common stockholders' equity: | | |
| Common stock: (authorized 1,200,000,000 shares; $0.01 par value) | | |
| Issued and outstanding – 662,118,377 shares in 2010 and 695,658,110 shares in 2009 | 7 | 7 |
| Capital surplus | 17 | 17 |
| Retained earnings | 2,472 | 2,721 |
| Unearned stock of ESOP | (97) | (104) |
| Accumulated other comprehensive income (loss) | (912) | (605) |
| Total Sara Lee common stockholders' equity | 1,487 | 2,036 |
| Noncontrolling interest | 28 | 34 |
| Total equity | 1,515 | 2,070 |
| | $8,836 | $9,419 |

The accompanying Notes to Financial Statements are an integral part of these statements.

# Consolidated statements of equity

| Dollars in millions | Total | Sara Lee Common Stockholders' Equity | | | | | |
|---|---|---|---|---|---|---|---|
| | | Common Stock | Capital Surplus | Retained Earnings | Unearned Stock | Accumulated Other Comprehensive Income (Loss) | Noncontrolling Interest |
| **Balances at June 30, 2007** | **$2,607** | **$7** | **$ –** | **$3,413** | **$(123)** | **$(754)** | **$ 64** |
| **Net income (loss)** | **(64)** | **–** | **–** | **(79)** | **–** | **–** | **15** |
| **Translation adjustments, net of tax of $14** | **686** | **–** | **–** | **–** | **–** | **686** | **–** |
| **Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $(14)** | **25** | **–** | **–** | **–** | **–** | **25** | **–** |
| **Pension/Postretirement activity, net of tax of $(4)** | **192** | **–** | **–** | **–** | **–** | **192** | **–** |
| **Comprehensive income** | **$ 839** | | | | | | **$ 15** |
| **GAAP adoption – tax contingencies** | **13** | **–** | **–** | **13** | **–** | **–** | **–** |
| **Dividends on common stock** | **(300)** | **–** | **–** | **(300)** | **–** | **–** | **–** |
| **Dividends paid on noncontrolling interest/Other** | **(9)** | **–** | **–** | **–** | **–** | **–** | **(9)** |
| **Disposition of noncontrolling interest** | **(44)** | **–** | **–** | **–** | **–** | **–** | **(44)** |
| **Stock issuances – restricted stock** | **25** | **–** | **25** | **–** | **–** | **–** | **–** |
| **Stock option and benefit plans** | **9** | **–** | **9** | **–** | **–** | **–** | **–** |
| **Share repurchases and retirement** | **(315)** | **–** | **(27)** | **(288)** | **–** | **–** | **–** |
| **ESOP tax benefit, redemptions and other** | **12** | **–** | **–** | **1** | **11** | **–** | **–** |
| **Balances at June 28, 2008** | **2,837** | **7** | **7** | **2,760** | **(112)** | **149** | **26** |
| **Net income** | **380** | **–** | **–** | **364** | **–** | **–** | **16** |
| **Translation adjustments, net of tax of $(31)** | **(563)** | **–** | **–** | **–** | **–** | **(561)** | **(2)** |
| **Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $16** | **(30)** | **–** | **–** | **–** | **–** | **(30)** | **–** |
| **Pension/Postretirement activity, net of tax of $93** | **(164)** | **–** | **–** | **–** | **–** | **(164)** | **–** |
| **Other comprehensive income activity, net of tax of nil** | **(4)** | **–** | **–** | **–** | **–** | **(2)** | **(2)** |
| **Comprehensive income (loss)** | **$ (381)** | | | | | | **$ 12** |
| **Dividends on common stock** | **(310)** | **–** | **–** | **(310)** | **–** | **–** | **–** |
| **Dividends paid on noncontrolling interest/Other** | **(4)** | **–** | **–** | **–** | **–** | **–** | **(4)** |
| **Stock issuances – restricted stock** | **29** | **–** | **29** | **–** | **–** | **–** | **–** |
| **Stock option and benefit plans** | **4** | **–** | **4** | **–** | **–** | **–** | **–** |
| **Share repurchases and retirement** | **(103)** | **–** | **(25)** | **(78)** | **–** | **–** | **–** |
| **Pension/Postretirement – adjustment to change in measurement date, net of tax of $7** | **(13)** | **–** | **–** | **(16)** | **–** | **3** | **–** |
| **ESOP tax benefit, redemptions and other** | **11** | **–** | **2** | **1** | **8** | **–** | **–** |
| **Balances at June 27, 2009** | **2,070** | **7** | **17** | **2,721** | **(104)** | **(605)** | **34** |
| **Net income** | **527** | **–** | **–** | **506** | **–** | **–** | **21** |
| **Translation adjustments, net of tax of $(71)** | **(82)** | **–** | **–** | **–** | **–** | **(82)** | **–** |
| **Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $(4)** | **8** | **–** | **–** | **–** | **–** | **8** | **–** |
| **Pension/Postretirement activity, net of tax of $74** | **(235)** | **–** | **–** | **–** | **–** | **(235)** | **–** |
| **Other comprehensive income activity, net of tax of nil** | **2** | **–** | **–** | **–** | **–** | **2** | **–** |
| **Comprehensive income** | **$ 220** | | | | | | **$ 21** |
| **Dividends on common stock** | **(302)** | **–** | **–** | **(302)** | **–** | **–** | **–** |
| **Dividends paid on noncontrolling interest/Other** | **(2)** | **–** | **–** | **–** | **–** | **–** | **(2)** |
| **Disposition of noncontrolling interest** | **(25)** | **–** | **–** | **–** | **–** | **–** | **(25)** |
| **Stock issuances – restricted stock** | **27** | **–** | **27** | **–** | **–** | **–** | **–** |
| **Stock option and benefit plans** | **19** | **–** | **19** | **–** | **–** | **–** | **–** |
| **Share repurchases and retirement** | **(500)** | **–** | **(47)** | **(453)** | **–** | **–** | **–** |
| **ESOP tax benefit, redemptions and other** | **8** | **–** | **1** | **–** | **7** | **–** | **–** |
| **Balances at July 3, 2010** | **$1,515** | **$7** | **$ 17** | **$2,472** | **$ (97)** | **$(912)** | **$ 28** |

The accompanying Notes to Financial Statements are an integral part of these statements.

# Consolidated statements of cash flows

| Dollars in millions | July 3, 2010 | June 27, 2009 | June 28, 2008 |
|---|---|---|---|
| Operating Activities | | | |
| Net income (loss) | $ 527 | $ 380 | $ (64) |
| Less: Cash received from contingent sale proceeds | (133) | (150) | (130) |
| Adjustments to reconcile net income (loss) to net cash from operating activities | | | |
| Depreciation | 368 | 383 | 403 |
| Amortization | 94 | 114 | 122 |
| Impairment charges | 28 | 314 | 851 |
| Net loss (gain) on business dispositions | (138) | 1 | 25 |
| Increase (decrease) in deferred income taxes | 527 | (83) | (267) |
| Pension payments, net of expense | (211) | (232) | (68) |
| Other | (5) | 54 | 66 |
| Change in current assets and liabilities, net of businesses acquired and sold | | | |
| Trade accounts receivable | 55 | 23 | (92) |
| Inventories | 52 | 90 | (117) |
| Other current assets | 45 | 16 | (36) |
| Accounts payable | 43 | (126) | 38 |
| Accrued liabilities | (26) | 83 | (143) |
| Accrued taxes | (274) | 33 | 18 |
| Net cash from operating activities | 952 | 900 | 606 |
| Investment Activities | | | |
| Purchases of property and equipment | (373) | (357) | (454) |
| Purchase of software and other intangibles | (12) | (22) | (61) |
| Acquisitions of businesses and investments | – | (10) | – |
| Dispositions of businesses and investments | 204 | 53 | 55 |
| Cash received from contingent sale proceeds | 133 | 150 | 130 |
| Cash received from (used in) derivative transactions | (26) | (138) | 96 |
| Sales of assets | 22 | 38 | 38 |
| Net cash used in investment activities | (52) | (286) | (196) |
| Financing Activities | | | |
| Issuances of common stock | 13 | 1 | 5 |
| Purchases of common stock | (500) | (103) | (315) |
| Borrowings of other debt | 466 | 439 | – |
| Repayments of other debt | (492) | (541) | (1,456) |
| Net change in financing with less than 90-day maturities | 20 | (261) | 251 |
| Payments of dividends | (308) | (302) | (296) |
| Net cash used in financing activities | (801) | (767) | (1,811) |
| Effect of changes in foreign exchange rates on cash | (103) | (172) | 165 |
| Increase (decrease) in cash and equivalents | (4) | (325) | (1,236) |
| Add: Cash balance of discontinued operations at beginning of year | 8 | 2 | 16 |
| Less: Cash balance of discontinued operations at end of year | – | 8 | 2 |
| Cash and equivalents at beginning of year | 951 | 1,282 | 2,504 |
| Cash and equivalents at end of year | $ 955 | $ 951 | $ 1,282 |

The accompanying Notes to Financial Statements are an integral part of these statements.

# Notes to financial statements

**Note 1 – Nature of Operations and Basis of Presentation**

**Nature of Operations** Sara Lee Corporation (the corporation or Sara Lee) is a U.S.-based multinational corporation. The corporation's principal product lines are branded packaged meat products, fresh and frozen bakery products, and roast and ground coffee. The relative importance of each operation over the past three years, as measured by sales and operating segment income, is presented in Note 19, "Business Segment Information," of these financial statements. Food and beverage sales are made in both the retail channel, to supermarkets, warehouse clubs and national chains, and the foodservice channel.

**Basis of Presentation** The Consolidated Financial Statements include the accounts of the corporation and all subsidiaries where we have a controlling financial interest. The consolidated financial statements include the accounts of variable interest entities (VIEs) for which the corporation is deemed the primary beneficiary. The results of companies acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition, or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation.

The corporation's fiscal year ends on the Saturday closest to June 30. Fiscal 2010 was a 53-week year. Fiscal years 2009 and 2008 were 52-week years. Unless otherwise stated, references to years relate to fiscal years.

In 2010, the corporation retrospectively adopted new accounting guidance related to noncontrolling interests in its consolidated financial statements. This guidance requires noncontrolling interests, formerly referred to as minority interest, to be shown as a separate component of equity and the changes in ownership interest must be accounted for as equity transactions. It also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the Consolidated Statements of Income. As a result, the Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Equity and Consolidated Statements of Cash Flows present the impact of noncontrolling interests on equity, net income, comprehensive income and cash flow. Net income now includes earnings attributable to both Sara Lee and noncontrolling interests.

In the fourth quarter of 2010, the corporation began to reflect its franchise agreements with independent third party contractors that distribute North American fresh bakery products as VIE's with a noncontrolling interest. The corporation previously had consolidated the results of these independent operators, but did not reflect the noncontrolling interest for these entities as these amounts were not material to the consolidated quarterly and annual financial statements. The consolidated financial statements have been revised, for all periods presented, to reflect these independent third party contractors as noncontrolling interests. Additional information on this can be found under Note 2, Variable Interest Entities.

*Discontinued Operations* Beginning in 2010, the results of the Household and Body Care operations are being reported as discontinued operations. The results of the corporation's Mexican Meats, business had previously been reported as discontinued operations in the corporation's 2009 annual report. The results of operations of these businesses through the date of sale are presented as discontinued operations in the Consolidated Statements of Income. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the Consolidated Balance Sheets.

*Financial Statement Corrections* During the fourth quarter of 2010, the corporation corrected two errors which reduced net income by $10 million in 2010. One adjustment related to a true-up of vacation accruals for certain North American hourly employees, which reduced net income by $7 million. A second adjustment related to a change in the accounting related to third party contractors who distribute North American fresh bakery products, which reduced net income by $3 million. The impact of correcting these errors in the quarters of 2010 and full year 2008 and 2009 would have been insignificant while the impact on years prior to 2008 would have reduced net income by $7 million. We evaluated these errors in relation to the current period, which is when they were corrected, as well as the periods in which they originated. Management believes these errors are immaterial to both the consolidated quarterly and annual financial statements.

**Note 2 – Summary of Significant Accounting Policies**

The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the U.S. (GAAP).

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and certain financial statement disclosures. Significant estimates in these Consolidated Financial Statements include allowances for doubtful accounts receivable, net realizable value of inventories, the cost of sales incentives, useful lives of property and identifiable intangible assets, the evaluation of the recoverability of property, identifiable intangible assets and goodwill, self-insurance reserves, income tax and valuation reserves, the valuation of assets and liabilities acquired in business combinations, assumptions used in the determination of the funded status and annual expense of pension and postretirement employee benefit plans, and the volatility, expected lives and forfeiture rates for stock compensation instruments granted to employees. Actual results could differ from these estimates.

**Foreign Currency Translation** Foreign currency denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of other comprehensive income within common stockholders' equity. The corporation translates the results of operations of its foreign subsidiaries at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

**Reacquired Shares** The corporation is incorporated in the state of Maryland and under those laws reacquired shares are retired. As shares are reacquired, the cost in excess of par value first reduces capital surplus, to the extent available, with any residual cost applied against retained earnings.

**Sales Recognition and Incentives** The corporation recognizes sales when they are realized or realizable and earned. The corporation considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, delivery of products has occurred, the sales price charged is fixed or determinable, and collectibility is reasonably assured. For the corporation, this generally means that we recognize sales when title to and risk of loss of our products pass to our resellers or other customers. In particular, title usually transfers upon receipt of our product at our customers' locations, or upon shipment, as determined by the specific sales terms of the transactions.

Sales are recognized as the net amount to be received after deducting estimated amounts for sales incentives, trade allowances and product returns. The corporation estimates trade allowances and product returns based on historical results taking into consideration the customer, transaction and specifics of each arrangement. The corporation provides a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the Consolidated Statements of Income are as follows:

*Discounts, Coupons and Rebates* The cost of these incentives is recognized at the later of the date at which the related sale is recognized or the date at which the incentive is offered. The cost of these incentives is estimated using a number of factors, including historical utilization and redemption rates. Substantially all cash incentives of this type are included in the determination of net sales. Incentives offered in the form of free product are included in the determination of cost of sales.

*Slotting Fees* Certain retailers require the payment of slotting fees in order to obtain space for the corporation's products on the retailer's store shelves. The cost of these fees is recognized at the earlier of the date cash is paid or a liability to the retailer is created. These amounts are included in the determination of net sales.

*Volume-Based Incentives* These incentives typically involve rebates or refunds of a specified amount of cash only if the reseller reaches a specified level of sales. Under incentive programs of this nature, the corporation estimates the incentive and allocates a portion of the incentive to reduce each underlying sales transaction with the customer.

*Cooperative Advertising* Under these arrangements, the corporation agrees to reimburse the reseller for a portion of the costs incurred by the reseller to advertise and promote certain of the corporation's products. The corporation recognizes the cost of cooperative advertising programs in the period in which the advertising and promotional activity first takes place. The costs of these incentives are generally included in the determination of net sales.

*Fixtures and Racks* Store fixtures and racks are given to retailers to display certain of the corporation's products. The costs of these fixtures and racks are recognized as expense in the period in which they are delivered to the retailer.

**Advertising Expense** Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is recognized in the "Selling, general and administrative expenses" line in the Consolidated Statements of Income. Total media advertising expense for continuing operations was $217 million in 2010, $168 million in 2009 and $187 million in 2008.

**Contingent Sale Proceeds** The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation was to receive an annual cash payment of €95 million if tobacco continued to be a legal product in the Netherlands, Germany and Belgium through July 15, 2009. The contingencies associated with the 2010 and prior payments passed in the first quarter of each fiscal year and the corporation received the annual payments and recorded income in the contingent sales proceeds line in the Consolidated Statements of Income. The payments received increased diluted earnings per share by $0.19 in 2010, $0.21 in 2009 and $0.18 in 2008.

**Cash and Equivalents** All highly liquid investments purchased with a maturity of three months or less at the time of purchase are considered to be cash equivalents.

**Accounts Receivable Valuation** Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the corporation's best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information.

# Notes to financial statements

**Shipping and Handling Costs** Shipping and handling costs are $607 million in 2010, $655 million in 2009 and $644 million in 2008. The majority of these costs are recognized in the "Selling, general and administrative expenses" line of the Consolidated Statements of Income.

**Inventory Valuation** Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore, reflected in cost of sales when the related inventory item is sold.

**Recognition and Reporting of Planned Business Dispositions** When a decision to dispose of a business component is made, it is necessary to determine how the results will be presented within the financial statements and whether the net assets of that business are recoverable. The following summarizes the significant accounting policies and judgments associated with a decision to dispose of a business.

*Discontinued Operations* A discontinued operation is a business component that meets several criteria. First, it must be possible to clearly distinguish the operations and cash flows of the component from other portions of the business. Second, the operations need to have been sold or classified as held for sale. Finally, after the disposal, the cash flows of the component must be eliminated from continuing operations and the corporation may not have any significant continuing involvement in the business. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met.

If a business component is reported as a discontinued operation, the results of operations through the date of sale are presented on a separate line of the income statement. Interest on corporate level debt is not allocated to discontinued operations. Any gain or loss recognized upon the disposition of a discontinued operation is also reported on a separate line of the income statement. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the balance sheet.

Gains and losses related to the sale of business components that do not meet the discontinued operation criteria are reported in continuing operations and separately disclosed if significant.

*Businesses Held for Sale* In order for a business to be classified as held for sale, several criteria must be achieved. These criteria include, among others, an active program to market the business and locate a buyer, as well as the probable disposition of the business within one year. Upon being classified as held for sale, the recoverability of the carrying value of a business must be assessed. Evaluating the recoverability of the assets of a business classified as held for sale follows a defined order in which property and intangible assets subject to amortization are considered only after the recoverability of goodwill, intangible assets not subject to amortization and other assets are assessed. After the valuation process is completed, the held for sale business is reported at the lower of its carrying value or fair value less cost to sell and no additional depreciation expense is recognized related to property. The carrying value of a held for sale business includes the portion of the cumulative translation adjustment related to the operation.

*Businesses Held for Use* If a decision to dispose of a business is made and the held for sale criteria are not met, the business is considered held for use and its assets are evaluated for recoverability in the following order: assets other than goodwill, property and intangibles; property and intangibles subject to amortization; and finally, goodwill. In evaluating the recoverability of property and intangible assets subject to amortization, in a held for use business, the carrying value of the business is first compared to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the operation. If the carrying value exceeds the undiscounted expected cash flows, then an impairment is recognized if the carrying value of the business exceeds its fair value.

There are inherent judgments and estimates used in determining future cash flows and it is possible that additional impairment charges may occur in future periods. In addition, the sale of a business can result in the recognition of a gain or loss that differs from that anticipated prior to the closing date.

**Property** Property is stated at historical cost and depreciation is computed using the straight-line method over the lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Leasehold improvements are capitalized and amortized over the shorter of the remaining lease term or remaining economic useful life. Repairs and maintenance costs are charged to expense. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts. Capitalized interest was $10 million in 2010, $10 million in 2009 and $18 million in 2008.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If the carrying amount exceeds the estimated future undiscounted cash flows then an asset is not recoverable. The impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value using discounted estimated future cash flows.

Assets that are to be disposed of by sale are recognized in the financial statements at the lower of carrying amount or fair value, less cost to sell, and are not depreciated after being classified as held for sale. In order for an asset to be classified as held for sale, the asset must be actively marketed, be available for immediate sale and meet certain other specified criteria.

**Trademarks and Other Identifiable Intangible Assets** The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. The corporation capitalizes direct costs of materials and services used in the development and purchase of internal-use software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of a finite-lived identifiable intangible asset is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows.

Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used in evaluating the recoverability of property, plant and equipment. Identifiable intangible assets not subject to amortization are assessed for impairment at least annually and as triggering events may occur. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. In making this assessment, management relies on a number of factors to discount estimated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent assumptions and judgments required in the analysis of intangible asset impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

**Goodwill** Goodwill is the difference between the purchase price and the fair value of the assets acquired and liabilities assumed in a business combination. When a business combination is completed, the assets acquired and liabilities assumed are assigned to the reporting unit or units of the corporation given responsibility for managing, controlling and generating returns on these assets and liabilities. Reporting units are business components at or one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In many instances, all of the acquired assets and liabilities are assigned to a single reporting unit and in these cases all of the goodwill is assigned to the same reporting unit. In those situations in which the acquired assets and liabilities are allocated to more than one reporting unit, the goodwill to be assigned to each reporting unit is determined in a manner similar to how the amount of goodwill recognized in the business combination is determined.

Goodwill is not amortized; however, it is assessed for impairment at least annually and as triggering events may occur. The corporation previously performed its annual review for impairment in the second quarter of each fiscal year but moved its testing to the fourth quarter beginning in this fiscal year in order to better align the impairment review with the corporation's long-range planning process. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process is necessary and involves a comparison of the implied fair value and the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair values of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows, including operating results, business plans and present value techniques. In 2010, the fair value of reporting units is estimated based on a weighing of two models – a discounted cash flow model and a market multiple model. The discounted cash flow model uses management's business plans and projections as the basis for expected future cash flows for the first three years and a 2% residual growth rate thereafter. The market multiple approach employs market multiples of revenues and earnings for companies comparable to the corporation's reporting units. Management believes the assumptions used for the impairment test are consistent with those utilized by a market participant performing similar valuations for our reporting units. A separate discount rate derived from published sources was utilized for each reporting unit and, on a weighted average basis, the discount rate used was 10.2%. Rates used to discount cash flows are dependent upon interest rates, market-based risk premium and the cost of capital at a point in time. Because some of the inherent assumptions and estimates used in determining the fair value of these reporting units are outside the control of management, including interest rates, market-based risk premium, the cost of capital, and tax rates, changes in these underlying assumptions and our credit rating can also adversely impact the business units' fair values. The amount of any impairment is dependent on these factors, which cannot be predicted with certainty.

**Exit and Disposal Activities** Exit and disposal activities primarily consist of various actions to sever employees, exit certain contractual obligations and dispose of certain assets. Charges are recognized for these actions at their fair value in the period in which the liability is incurred. Adjustments to previously recorded charges resulting from a change in estimated liability are recognized in the period in which the change is identified. Our methodology used to record these charges is described below.

## Notes to financial statements

*Severance* Severance actions initiated by the corporation are generally covered under previously communicated benefit arrangements under GAAP, which provides for termination benefits in the event that an employee is involuntarily terminated. Liabilities are recorded under these arrangements when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. This generally occurs when management with the appropriate level of authority approves an action to terminate employees who have been identified and targeted for termination within one year.

*Noncancelable Lease and Contractual Obligations* Liabilities are incurred for noncancelable lease and other contractual obligations when the corporation terminates the contract in accordance with contract terms or when the corporation ceases using the right conveyed by the contract or exits the leased space. The charge for these items is determined based on the fair value of remaining lease rentals reduced by the fair value of estimated sublease rentals that could reasonably be obtained for the property, estimated using an expected present value technique.

*Other* For other costs associated with exit and disposal activities, a charge is recognized at its fair value in the period in which the liability is incurred, estimated using an expected present value technique, generally when the services are rendered.

**Stock-Based Compensation** The corporation recognizes the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards.

**Income Taxes** As a global commercial enterprise, the corporation's tax rate from period to period is affected by many factors. The most significant of these factors includes changes in tax legislation, the global mix of earnings, the tax characteristics of the corporation's income, the timing and recognition of goodwill impairments, acquisitions and dispositions and the portion of the income of foreign subsidiaries that is expected to be repatriated to the U.S. and be taxable. In addition, the corporation's tax returns are routinely audited and finalization of issues raised in these audits sometimes affects the tax provision. It is reasonably possible that tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation's tax assets and obligations will need to be measured and recognized in the financial statements.

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that are expected to be remitted to the U.S. and be taxable.

The management of the corporation periodically estimates the probable tax obligations of the corporation using historical experience in tax jurisdictions and informed judgments in accordance with GAAP. For a tax benefit to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the taxing authority. The corporation adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these situations, the ultimate payment may be materially different from the estimated recorded amounts. Any adjustment to a tax reserve impacts the corporation's tax expense in the period in which the adjustment is made.

**Defined Benefit, Postretirement and Life-Insurance Plans**
The corporation recognizes the funded status of defined pension and postretirement plans in the Consolidated Balance Sheet. The funded status is measured as the difference between the fair market value of the plan assets and the benefit obligation. Beginning in 2009, the corporation measures its plan assets and liabilities as of its fiscal year end. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation; for any other defined benefit postretirement plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. Any overfunded status should be recognized as an asset and any underfunded status should be recognized as a liability. As part of the initial recognition of the funded status, any transitional asset/(liability), prior service cost (credit) or actuarial (gain)/loss that had not yet been recognized as a component of net periodic cost was recognized in the accumulated other comprehensive income section of the Consolidated Statements of Equity, net of tax. Accumulated other comprehensive income will be adjusted as these amounts are subsequently recognized as a component of net periodic benefit costs in future periods.

In 2010 the corporation adopted new accounting guidance regarding an employer's disclosure of plan assets of defined benefit pension and other postretirement benefit plans. The amended guidance requires disclosures about plan assets including how investment allocation decisions are made, the major categories of plans assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets.

**Financial Instruments** The corporation uses financial instruments, including forward exchange, options, futures and swap contracts, to manage its exposures to movements in interest rates, foreign exchange rates and commodity prices. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the corporation. The corporation does not use derivatives for trading purposes and is not a party to leveraged derivatives.

The corporation uses either hedge accounting or mark-to-market accounting for its derivative instruments. Under hedge accounting, the corporation formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. The corporation also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the corporation discontinues hedge accounting and any deferred gains or losses are recorded in the "Selling, general and administrative expenses" line in the Consolidated Statements of Income. Derivatives are recorded in the Consolidated Balance Sheets at fair value in other assets and other liabilities. For more information about accounting for derivatives see Note 15, "Financial Instruments".

**Self-Insurance Reserves** The corporation purchases third-party insurance for workers' compensation, automobile and product and general liability claims that exceed a certain level. The corporation is responsible for the payment of claims under these insured limits. The undiscounted obligation associated with these claims is accrued based on estimates obtained from consulting actuaries. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and settlements. Accrued reserves, excluding any amounts covered by insurance, were $187 million as of July 3, 2010 and $201 million as of June 27, 2009.

**Business Acquisitions** In 2010, the corporation adopted new accounting guidance related to business combinations, which requires changes in the accounting and reporting of business acquisitions. This guidance requires an acquirer to recognize and measure the identifiable assets acquired, liabilities assumed, contractual contingencies, contingent consideration and any noncontrolling interest in an acquired business at fair value on the acquisition date. In addition, it also requires expensing acquisition costs when incurred, restructuring costs in periods subsequent to the acquisition date and any adjustments to deferred tax asset valuation allowances and acquired uncertain tax positions after the measurement period to be reflected in income tax expense. The adoption of this guidance has not impacted the consolidated financial statements.

**Variable Interest Entities** The corporation consolidates variable interest entities ("VIEs") of which it is the primary beneficiary. Legal entities with which the corporation becomes involved are assessed to determine whether such entities are VIEs and, if so, whether or not the corporation is the primary beneficiary. In general, the corporation determines whether it is the primary beneficiary of a VIE through a qualitative analysis of risk, which identifies which variable interest holder absorbs the majority of the financial risk or rewards and variability of the VIE. In performing this analysis, we consider all relevant facts and circumstances, including: the design and activities of the VIE, terms of VIE contracts, identification of other variable interest holders, our explicit arrangements and our implicit variable interests.

The corporation enters into franchise agreements with independent third party contractors ("Independent Operators") representing distribution rights to sell and distribute fresh bakery products via direct-store-delivery to retail outlets in defined sales territories. The corporation does not hold equity interests in any of the Independent Operator entities. Independent Operators generally finance the purchase of distribution rights through note agreements with a financial institution, which, in the aggregate, are partially guaranteed by Sara Lee. In addition, the corporation maintains explicit and implicit commitments to maintain the function of routes to ensure product delivery to customers. The corporation determined that all Independent Operators are variable interest entities of which it is the primary beneficiary, primarily as a result of Sara Lee's debt guarantee and other route maintenance obligations.

As a result of consolidating these Independent Operator variable interest entities, the corporation reflected the following in its balance sheets:

| In millions | 2010 | 2009 |
|---|---|---|
| **Inventories – finished goods** | **$ 2** | **$ 1** |
| **Property – machinery and equipment** | **22** | **25** |
| **Total assets** | **$24** | **$26** |
| **Current portion of long-term debt** | **$12** | **$11** |
| **Long-term debt excluding current portion** | **58** | **66** |
| **Total liabilities** | **$70** | **$77** |
| **Noncontrolling interests** | **$23** | **$12** |

Lease obligations presented within long-term debt captions on the balance sheet are secured by the vehicles subject to lease and do not represent additional claims on the corporation's general assets. The corporation's maximum exposure for loss associated with the Independent Operator entities is limited to $52 million of long-term debt of the Independent Operators as of July 3, 2010.

# Notes to financial statements

## Note 3 – Intangible Assets and Goodwill

The primary components of the corporation's intangible assets reported in continuing operations and the related amortization expense are as follows:

| In millions | Gross | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| **2010** | | | |
| **Intangible assets subject to amortization** | | | |
| **Trademarks and brand names** | $ 287 | $106 | $181 |
| **Customer relationships** | 412 | 249 | 163 |
| **Computer software** | 367 | 269 | 98 |
| **Other contractual agreements** | 19 | 11 | 8 |
| | $1,085 | $635 | 450 |
| **Trademarks and brand names not subject to amortization** | | | 54 |
| **Net book value of intangible assets** | | | $504 |
| **2009** | | | |
| **Intangible assets subject to amortization** | | | |
| **Trademarks and brand names** | $ 295 | $ 95 | $200 |
| **Customer relationships** | 427 | 229 | 198 |
| **Computer software** | 299 | 177 | 122 |
| **Other contractual agreements** | 29 | 17 | 12 |
| | $1,050 | $518 | 532 |
| **Trademarks and brand names not subject to amortization** | | | 55 |
| **Net book value of intangible assets** | | | $587 |

The year-over-year change in the value of trademarks and brand names is primarily due to changes in foreign currency exchange rates. The amortization expense reported in continuing operations for intangible assets subject to amortization was $83 million in 2010, $87 million in 2009 and $89 million in 2008. The estimated amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates, is as follows: $74 million in 2011, $49 million in 2012, $42 million in 2013, $34 million in 2014 and $20 million in 2015. At July 3, 2010, the weighted average remaining useful life for trademarks is 18 years; customer relationships is 17 years; computer software is 3 years; and other contractual agreements is 7 years.

During 2009, the corporation recognized impairment charges of $79 million related to certain trademarks associated with the International Bakery segment. These charges are more fully described in Note 4 to the Consolidated Financial Statements, "Impairment Charges." In 2009, trademarks of $8 million and customer relationships and other contractual agreements of $3 million were recognized with the acquisition of the Café Moka beverage business in Brazil.

During 2008, the corporation recognized impairment charges of $13 million related to certain trademarks that are related to the North American Retail segment. These charges are more fully described in Note 4 to the Consolidated Financial Statements, "Impairment Charges."

**Goodwill** In 2009, the International Beverage segment acquired Café Moka, a Brazilian based producer and wholesaler of coffee, and recognized $18 million of goodwill.

In 2009, non-deductible goodwill of $107 million and $124 million was impaired in the North American foodservice beverage and Spanish bakery reporting units, respectively. These charges are more fully described in Note 4 to the Consolidated Financial Statements, "Impairment Charges."

In 2008, non-deductible goodwill of $382 million and $400 million was impaired in the North American foodservice bakery and Spanish bakery reporting units, respectively. These charges are more fully described in Note 4 to the Consolidated Financial Statements, "Impairment Charges."

The goodwill reported in continuing operations associated with each business segment and the changes in those amounts during 2010 and 2009 are as follows:

| In millions | North American Retail | North American Fresh Bakery | North American Foodservice | International Beverage | International Bakery | Total |
|---|---|---|---|---|---|---|
| **Balance at June 28, 2008** | | | | | | |
| **Gross goodwill** | $102 | $287 | $ 983 | $355 | $ 744 | $ 2,471 |
| **Accumulated impairment losses** | – | – | (382) | (92) | (400) | (874) |
| **Net goodwill** | 102 | 287 | 601 | 263 | 344 | 1,597 |
| **Impairments** | – | – | (107) | – | (124) | (231) |
| **Acquisition** | – | – | – | 18 | – | 18 |
| **Foreign exchange/other** | 1 | – | – | (51) | (39) | (89) |
| **Net book value at June 27, 2009** | | | | | | |
| **Gross goodwill** | 103 | 287 | 983 | 322 | 705 | 2,400 |
| **Accumulated impairment losses** | – | – | (489) | (92) | (524) | (1,105) |
| **Net goodwill** | 103 | 287 | 494 | 230 | 181 | 1,295 |
| **Foreign exchange/other** | – | 1 | – | (16) | (19) | (34) |
| **Net book value at July 3, 2010** | | | | | | |
| **Gross goodwill** | 103 | 288 | 983 | 306 | 686 | 2,366 |
| **Accumulated impairment losses** | – | – | (489) | (92) | (524) | (1,105) |
| **Net goodwill** | $103 | $288 | $ 494 | $214 | $ 162 | $ 1,261 |

## Note 4 – Impairment Charges

The corporation recognized impairment charges in 2010, 2009 and 2008 and the significant impairments are recorded in "Impairment charges" in the Consolidated Statements of Income. The tax benefit is determined using the statutory tax rates for the tax jurisdiction in which the impairment occurred. The impact of these charges is summarized in the following tables:

| In millions | Pretax Impairment Charge | Tax Benefit | After Tax Charge |
|---|---|---|---|
| **2010** | | | |
| **North American Foodservice** | **$ (15)** | **$ 5** | **$ (10)** |
| **International Bakery** | **(13)** | **4** | **(9)** |
| **Total impairments – 2010** | **$ (28)** | **$ 9** | **$ (19)** |
| **2009** | | | |
| **North American Foodservice** | **$(107)** | **$ –** | **$(107)** |
| **International Bakery** | **(207)** | **25** | **(182)** |
| **Total impairments – 2009** | **$(314)** | **$25** | **$(289)** |
| **2008** | | | |
| **North American Retail** | **$(20)** | **$8** | **$(12)** |
| **North American Foodservice** | **(431)** | **16** | **(415)** |
| **International Bakery** | **(400)** | **–** | **(400)** |
| **Total impairments – 2008** | **$(851)** | **$24** | **$(827)** |

The corporation currently tests goodwill and intangible assets not subject to amortization for impairments in the fourth quarter of its fiscal year and whenever a significant event occurs or circumstances change that would more likely than not reduce the fair value of these intangible assets. Prior to 2010, the impairment tests were performed in the second quarter. Other long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. The following is a discussion of each impairment charge:

### 2010

*North American Foodservice Property* The corporation recognized a $15 million impairment charge related to the writedown of manufacturing equipment associated with the foodservice bakery operations of the North American Foodservice segment due to the loss of a customer contract.

*International Bakery Property* The corporation recognized a $13 million impairment charge related to the writedown of bakery equipment associated with the Spanish bakery operations of the International Bakery segment.

### 2009

*North American Foodservice Goodwill* In 2009, the corporation determined that the carrying amount of its North American foodservice beverage reporting unit, which is reported in the North American Foodservice segment, exceeded its fair value. Based upon a comparison of the implied fair value of the goodwill in the reporting unit with the carrying value, management concluded that a $107 million impairment charge needed to be recognized. The impairment loss recognized equaled the entire amount of remaining goodwill in the North American foodservice beverage reporting unit. No tax benefit was recognized on the charge.

*International Bakery Property, Goodwill and Trademarks* In 2009, the corporation concluded that the carrying amount of the Spanish bakery reporting unit, which is part of the International Bakery segment, exceeded its fair value. Based upon a comparison of the implied fair value of the goodwill in the reporting unit with the carrying value, management concluded that a $124 million goodwill impairment charge needed to be recognized for which there is no tax benefit. The impairment loss recognized equaled the entire amount of remaining goodwill in the Spanish bakery reporting unit. The corporation also assessed the realization of the Spanish bakery long-lived assets. The corporation considered the results of a third party fair value estimate of these long-lived assets and recorded an impairment charge of $83 million ($58 million after tax) for the difference between fair value and carrying value. Of this total, $79 million related to trademarks, the associated fair value of which was estimated using the royalty savings method.

### 2008

*North American Retail Property and Trademarks* In 2008, management determined that a North American retail meats facility would be disposed due to its high cost structure and reduced demand for the products produced at the facility. Based on estimates of cash flows to be generated through the date of disposition, the corporation concluded that it was necessary to recognize a pretax impairment charge of $20 million, of which $7 million related to property and $13 million related to trademarks.

*North American Foodservice and International Bakery Goodwill* In 2008, the corporation concluded that the carrying amounts of the North American foodservice bakery and Spanish bakery reporting units exceeded their respective fair values. Management compared the implied fair value of the goodwill in each reporting unit with the carrying value and concluded that a $782 million goodwill impairment charge needed to be recognized in the fourth quarter of 2008. Of this amount, $382 million related to the North American foodservice bakery reporting unit and $400 million related to the Spanish bakery reporting unit. No tax benefit is recognized on the goodwill impairments.

# Notes to financial statements

*North American Foodservice Property and Goodwill* In 2008, the corporation received a non-binding offer for its U.S. direct store delivery foodservice beverage business (DSD) which was part of the North American Foodservice segment. Utilizing the net purchase price, which was less than the carrying value, the corporation conducted an impairment review of DSD and recognized a pretax impairment charge of $49 million in the fourth quarter of 2008, of which $38 million related to property and $11 million related to goodwill. The remaining assets of this business were classified as held for sale at the end of 2008. During 2009, the corporation completed the disposition of the DSD business and received $42 million.

**Note 5 – Discontinued Operations**

In 2010, the corporation received binding offers for the sale of its global body care and European detergents businesses for €1.275 billion; its air care business for €320 million; and its non-Indian insecticides business for €154 million. These proposed transactions are subject to certain customary closing conditions and regulatory approvals. Together these businesses represent over 70% of the net sales of the international household and body care businesses. The corporation is also actively marketing for sale its remaining household and body care businesses and, as a result, the businesses that formerly comprised the International Household and Body Care segment – air care, body care, shoe care and insecticides – are classified as discontinued operations and are presented in a separate line in the Consolidated Statements of Income for all periods presented. The assets and liabilities of these businesses to be sold meet the accounting criteria to be classified as held for sale and have been aggregated and reported on separate lines of the Consolidated Balance Sheets for all periods presented.

In 2010, the corporation disposed of its Godrej Sara Lee joint venture, an insecticide business in India, which had been part of the household and body care businesses. The corporation completed the disposition of its air care business in July 2010 and anticipates closing on the sale of the body care, European detergents, and insecticides business during calendar 2010. In 2008, the corporation disposed of its Mexican Meats operations, and realized a loss from its European Branded Apparel business which was sold in 2006.

**Results of Discontinued Operations** The amounts in the tables below reflect the operating results of the businesses reported as discontinued operations. The amounts of any gains or losses related to the disposal of these discontinued operations are excluded.

| In millions | Net Sales | Pretax Income (Loss) | Income (Loss) |
|---|---|---|---|
| **2010** | | | |
| **International Household and Body Care businesses** | **$2,126** | **$254** | **$(199)** |
| **2009** | | | |
| **International Household and Body Care businesses** | **$2,000** | **$245** | **$ 155** |
| **2008** | | | |
| **International Household and Body Care businesses** | **$2,264** | **$330** | **$ 250** |
| **European Branded Apparel** | **–** | **(15)** | **(15)** |
| **Mexican Meats** | **238** | **2** | **1** |
| **Total** | **$2,502** | **$317** | **$ 236** |

A full year of results for the Godrej Sara Lee joint venture business was not included in 2010 as the business was sold in the fourth quarter of 2010; and a full year of results for the Mexican meats business was not included in 2008 as the business was sold in the third quarter of 2008.

As a result of the planned disposition of the body care, European detergents and air care businesses, the corporation anticipates a significant reduction in the expected years of future service for the employees associated with a defined benefit pension plan in the Netherlands. Although the business dispositions have not as yet been completed, a pretax curtailment loss of $10 million was recognized because the loss was both probable and reasonably estimable. The curtailment loss, which relates to the previously unamortized prior service cost associated with this benefit plan, was recognized in the results of discontinued operations.

The $453 million tax expense related to the results of the discontinued operations reported in 2010 includes the following significant tax amounts: i) a $428 million tax charge related to the company's third quarter decision to no longer reinvest overseas earnings attributable to overseas cash and the net assets of the household and body care businesses; ii) a $40 million tax benefit related to the reversal of a tax valuation allowance on United Kingdom net operating loss carryforwards as a result of the anticipated gain from the household and body care business dispositions; and iii) a $22 million tax benefit related to the anticipated utilization of U.S. capital loss carryforwards available to offset the capital gain resulting from the household and body care business dispositions.

In 2008, the $15 million charge associated with the European Branded Apparel business, which was sold in 2006, related to the settlement of a pension plan in the U.K.

**Gain (Loss) on the Sale of Discontinued Operations** The gains (losses) on the sales of discontinued operations recognized in 2010 and 2008 are summarized in the following tables.

| In millions | Pretax Gain (Loss) on Sale | Tax (Charge)/ Benefit | After Tax Gain (Loss) |
|---|---|---|---|
| 2010 | | | |
| **Godrej Sara Lee joint venture** | **$150** | **$(72)** | **$ 78** |
| **Other** | **8** | **(2)** | **6** |
| **Total** | **$158** | **$(74)** | **$ 84** |
| 2008 | | | |
| **Mexican Meats** | **$ (23)** | **$ (1)** | **$(24)** |

**Business Sold in 2010**

*Godrej Sara Lee Joint Venture* In May 2010, the corporation completed the disposition of its Godrej Sara Lee joint venture business, which was part of the International Household and Body Care segment, and recognized an after tax gain on the disposition. A total of $230 million of cash proceeds was received from the disposition of this business.

**Business Sold in 2008**

*Mexican Meats* In March 2008, the corporation completed the disposition of its investment in its Mexican meats operation, which had been reported in the North American Retail segment, and recognized an after tax loss on disposition. A total of $55 million of cash proceeds was received from the disposition of this business.

**Discontinued Operations Cash Flows** The corporation's discontinued operations impacted the cash flows of the corporation as summarized in the table below.

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Discontinued operations impact on** | | | |
| **Cash from operating activities** | **$ 321** | **$ 260** | **$ 221** |
| **Cash used in investing activities** | **(18)** | **(19)** | **(26)** |
| **Cash used in financing activities** | **(311)** | **(235)** | **(209)** |
| **Net cash impact of discontinued operations** | **$ (8)** | **$ 6** | **$ (14)** |
| **Cash balance of discontinued operations** | | | |
| **At start of period** | **$ 8** | **$ 2** | **$ 16** |
| **At end of period** | **–** | **8** | **2** |
| **Increase/(decrease) in cash of discontinued operations** | **$ (8)** | **$ 6** | **$ (14)** |

The cash used in financing activities primarily represents the net transfers of cash with the corporate office. The net assets of the discontinued operations includes only the cash noted above as most of the cash of those businesses has been retained as a corporate asset.

The following is a summary of the net assets held for sale as of July 3, 2010 and June 27, 2009, which primarily consists of the net assets of the international household and body care businesses.

| In millions | July 3, 2010 | June 27, 2009 |
|---|---|---|
| **Cash and cash equivalents** | **$ –** | **$ 8** |
| **Trade accounts receivable** | **48** | **60** |
| **Inventories** | **188** | **262** |
| **Other current assets** | **24** | **48** |
| **Total current assets held for sale** | **260** | **378** |
| **Property** | **144** | **156** |
| **Trademarks and other intangibles** | **188** | **221** |
| **Goodwill** | **496** | **568** |
| **Other assets** | **4** | **19** |
| **Assets held for sale** | **$1,092** | **$1,342** |
| **Accounts payable** | **$27** | **$50** |
| **Accrued expenses and other current liabilities** | **220** | **228** |
| **Current maturities of long-term debt** | **6** | **9** |
| **Total current liabilities held for sale** | **253** | **287** |
| **Long-term debt** | **2** | **7** |
| **Other liabilities** | **8** | **6** |
| **Liabilities held for sale** | **$ 263** | **$ 300** |
| **Noncontrolling interest** | **$ 5** | **$ 22** |

**Note 6 – Exit, Disposal and Restructuring Activities**

As part of its ongoing efforts to improve its operational performance and reduce cost, the corporation initiated Project Accelerate in 2009, which is a series of global initiatives designed to drive significant savings in the next three years. It is anticipated that the overall cost of the initiatives will include severance costs as well as transition costs associated with transferring services to an outside third party. An important component of Project Accelerate involves outsourcing pieces of the North American and European Finance (transaction processing) and Global Information Services (applications development and maintenance) groups as well as the company's indirect procurement activities. In addition to cost savings, this business process outsourcing will help the corporation drive standardization, increase efficiency and provide flexibility. The corporation began implementation of the initiative in North America and Europe in the second quarter of 2009 and plans to complete global implementation within three years.

# Notes to financial statements

The company also announced a transformation plan in February 2005 designed to improve performance and better position the company for long-term growth. The plan involved significant changes in the company's organizational structure, portfolio changes involving the disposition of a significant portion of the corporation's business, and a number of actions to improve operational efficiency. The corporation has recognized certain trailing costs related to these transformation actions, including the impact of certain activities that were completed for amounts more favorable than previously estimated.

The corporation also incurs exit, disposition and restructuring charges for initiatives outside of the scope of the projects noted above.

The nature of the costs incurred under these plans includes the following:

*Exit Activities, Asset and Business Disposition Actions*
These amounts primarily relate to:

- Employee termination costs
- Lease exit costs
- Gains or losses on the disposition of assets or asset groupings that do not qualify as discontinued operations

*Transformation/Accelerate costs recognized in Cost of Sales and Selling, General and Administrative Expenses*
These amounts primarily relate to:

- Expenses associated with the installation of new information systems, including the amortization of capitalized software costs
- Costs to retain and relocate employees
- Consulting costs
- Costs associated with the transition of services to an outside third party vendor as part of a business process outsourcing initiative

Transformation/Accelerate costs are recognized in Cost of Sales or Selling, General and Administrative Expenses in the Consolidated Statements of Income as they do not qualify for treatment as an exit activity or asset and business disposition pursuant to the accounting rules for exit and disposal activities. However, management believes that the disclosure of these transformation/Accelerate related charges provides the reader with greater transparency to the total cost of the initiatives.

The following is a summary of the (income) expense associated with new and ongoing actions, which also highlights where the costs are reflected in the Consolidated Statements of Income along with the impact on diluted EPS:

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Cost of sales** | | | |
| **Transformation charges – IT costs** | $ – | $ – | $ 4 |
| **Selling, general and administrative expenses** | | | |
| **Transformation charges – IT costs** | – | 4 | 23 |
| **Transformation/Accelerate charges – other** | 23 | 17 | 2 |
| **Net charges for (income from)** | | | |
| **Exit activities** | 64 | 103 | 40 |
| **Asset and business dispositions** | 20 | – | (1) |
| **Reduction in income from continuing operations before income taxes** | 107 | 124 | 68 |
| **Income tax benefit** | (35) | (33) | (25) |
| **Reduction in income from continuing operations** | $ 72 | $ 91 | $ 43 |
| **Impact on diluted EPS from continuing operations** | $0.10 | $0.13 | $0.06 |

The impact of these actions on the corporation's business segments and unallocated corporate expenses is summarized as follows:

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **North American Retail** | $ 4 | $ – | $14 |
| **North American Fresh Bakery** | – | 6 | 3 |
| **North American Foodservice** | 10 | (1) | 5 |
| **International Beverage** | 12 | 53 | 13 |
| **International Bakery** | 47 | 38 | 9 |
| **Decrease in business segment income** | 73 | 96 | 44 |
| **Increase in general corporate expenses** | 34 | 28 | 24 |
| **Total** | $107 | $124 | $68 |

The following discussion provides information concerning the exit, disposal and transformation/Accelerate activities for each year where actions were initiated and material reserves exist.

**2010 Actions** During 2010, the corporation approved certain actions related to exit, disposal, and Accelerate activities and recognized charges of $118 million related to these actions. Each of these activities is to be completed within a 12-month period after being approved and include the following:

- Recognized a charge to implement a plan to terminate 1,154 employees, related to European beverage, European bakery and North American foodservice operations, and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. Of the 1,154 targeted employees, 635 employees have not yet been terminated, but are expected to be terminated within the next 12 months.
- Recognized costs associated with the transition of services to an outside third party vendor as part of a business process outsourcing initiative.

• Recognized a $20 million net loss associated with the disposition of certain bakery manufacturing facilities in Spain.

The following table summarizes the net charges taken for the exit, disposal and Accelerate activities approved during 2010 and the related status as of July 3, 2010. The accrued amounts remaining represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next 12 months. The composition of these charges and the remaining accruals are summarized below. Approximately $30 million to $50 million of additional charges are expected to be recognized within the next twelve month period.

| In millions | Employee Termination and Other Benefits | Accelerate Costs – IT and Other | Non-cancellable Leases | Asset and Business Disposition Actions | Total |
|---|---|---|---|---|---|
| **Exit, disposal and other costs recognized during 2010** | **$ 59** | **$ 24** | **$ 15** | **$ 20** | **$118** |
| **Charges recognized in discontinued operations** | **9** | **–** | **9** | **–** | **18** |
| **Cash payments** | **(22)** | **(21)** | **(11)** | **–** | **(54)** |
| **Non-cash charges** | **(1)** | **–** | **–** | **–** | **(1)** |
| **Foreign exchange impacts** | **(5)** | **–** | **–** | **–** | **(5)** |
| **Asset and business disposition losses** | **–** | **–** | **–** | **(20)** | **(20)** |
| **Accrued costs as of July 3, 2010** | **$ 40** | **$ 3** | **$ 13** | **$ –** | **$ 56** |

**2009 Actions** During 2009, the corporation approved certain actions related to exit, disposal, transformation and Accelerate activities and recognized net charges of $125 million related to these actions. Each of these activities is to be completed within a 12-month period and include the following:

• Implemented a plan to terminate 969 employees primarily related to the European beverage and bakery operations and the fresh bakery operations and corporate office group in North America and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. Of the 969 targeted employees, 46 employees have not yet been terminated, but are expected to be terminated within the next six months.
• Recognized costs related to the implementation of common information systems across the organization in order to improve operational efficiencies. These costs primarily relate to the amortization of certain capitalized software costs.
• Recognized costs associated with the transition of business support services to an outside third party vendor as part of a business process outsourcing initiative.

The following table summarizes the net charges taken for the exit, disposal and transformation/Accelerate activities approved during 2009 and the related status as of July 3, 2010. The accrued amounts remaining represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next year. The corporation does not anticipate any additional material future charges related to the 2009 actions. The composition of these charges and the remaining accruals are summarized below.

| In millions | Employee Termination and Other Benefits | Transformation Costs – IT and Other | Total |
|---|---|---|---|
| **Exit, disposal and other costs recognized during 2009** | **$106** | **$ 19** | **$125** |
| **Charges recognized in discontinued operations** | **13** | **3** | **16** |
| **Non-cash charges** | **–** | **(2)** | **(2)** |
| **Cash payments** | **(24)** | **(14)** | **(38)** |
| **Accrued costs as of June 27, 2009** | **95** | **6** | **101** |
| **Non-cash charges** | **(3)** | **–** | **(3)** |
| **Cash payments** | **(56)** | **(2)** | **(58)** |
| **Change in estimate** | **(12)** | **(1)** | **(13)** |
| **Foreign exchange impacts** | **(2)** | **–** | **(2)** |
| **Accrued costs as of July 3, 2010** | **$ 22** | **$ 3** | **$ 25** |

**2008 Actions** During 2008, the corporation approved certain actions related to exit, disposal and transformation activities and recognized net charges of $65 million related to these actions. Each of these actions was to be completed within a 12-month period. A description of these activities includes the following:

• Implemented a plan to terminate 525 employees primarily related to the North American retail and foodservice operations and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws.
• Incurred costs to exit certain leased space, including the exit of a North American R&D facility.
• Recognized net gains associated with the disposal of several asset groupings, the largest of which was a $3 million gain related to the disposition of a North American Foodservice manufacturing facility.
• Recognized costs related to the implementation of common information systems across the organization in order to improve operational efficiencies. These primarily relate to costs associated with assessing current systems, the evaluation of system alternatives, and process re-engineering costs, as well as the amortization of certain capitalized software.

# Notes to financial statements

The following table summarizes the net charges taken for the exit, disposal and transformation activities approved during 2008 and the related status as of July 3, 2010. The accrued amounts remaining represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next year. The corporation does not anticipate any additional material future charges related to the 2008 actions.

| In millions | Employee Termination and Other Benefits | Non-cancelable Lease and Other Contractual Obligations | Asset and Business Disposition Actions | Transfor-mation Costs – IT and Other | Total |
|---|---|---|---|---|---|
| **Exit, disposal and other costs recognized during 2008** | $ 36 | $ 3 | $(2) | $ 28 | $ 65 |
| **Charges recognized in discontinued operations** | – | – | 1 | 7 | 8 |
| **Cash payments** | (7) | – | – | (33) | (40) |
| **Asset and business disposition gains (losses)** | – | – | 1 | – | 1 |
| **Accrued costs as of June 28, 2008** | 29 | 3 | – | 2 | 34 |
| **Cash payments** | (15) | – | – | (2) | (17) |
| **Change in estimate** | (2) | – | – | – | (2) |
| **Foreign exchange impacts** | (1) | – | – | – | (1) |
| **Accrued costs as of June 27, 2009** | 11 | 3 | – | – | 14 |
| **Cash payments** | (5) | (1) | – | – | (6) |
| **Change in estimate** | (2) | 4 | – | – | 2 |
| **Accrued costs as of July 3, 2010** | $ 4 | $ 6 | $ – | $ – | $ 10 |

**Other Restructuring Actions** Prior to 2008, the corporation had approved and completed various actions to exit certain defined business activities and lower its cost structure, and these actions have had minimal impact on current year results. In 2010, adjustments were made to certain accrued obligations remaining for these completed actions. These adjustments related to the final settlement of certain planned termination actions which increased income from continuing operations before income taxes by $1 million and are reported in the "Net charges for exit activities, asset and business dispositions" line of the Consolidated Statements of Income.

As of July 3, 2010, the accrued liabilities remaining in the Consolidated Balance Sheet related to these completed actions total $14 million and represent certain severance obligations. These accrued amounts are expected to be satisfied in cash and will be funded from operations.

**Note 7 – Common Stock**

Changes in outstanding shares of common stock for the past three years were:

| Shares in thousands | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Beginning balances** | 695,658 | 706,359 | 724,433 |
| **Stock issuances** | | | |
| **Stock option and benefit plans** | 1,055 | 38 | 1,163 |
| **Restricted stock plans** | 1,741 | 543 | 320 |
| **Reacquired shares** | (36,417) | (11,390) | (19,669) |
| **Other** | 81 | 108 | 112 |
| **Ending balances** | 662,118 | 695,658 | 706,359 |

Common stock dividends and dividend-per-share amounts declared on outstanding shares of common stock were:

| In millions except per share data | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Common stock dividends declared** | $ 299 | $ 306 | $ 298 |
| **Dividends per share amount declared** | $0.44 | $0.44 | $0.42 |

The corporation repurchases common stock at times management deems appropriate, given current market valuations. Sara Lee announced on September 25, 2009 that its Board of Directors had authorized a $1.0 billion share repurchase program and on February 16, 2010 that its Board of Directors had increased this repurchase program by $2.0 billion shares (for a total authorization of $3.0 billion shares). In March of 2010, the corporation repurchased 36.4 million shares at a cost of $500 million under this program using an accelerated share repurchase program (ASR). The ASR provides for a final settlement adjustment at termination in either shares of common stock or cash based on the final volume weighted average stock price. Subsequent to year end, the corporation paid $13 million as a final settlement on the ASR.

As of July 3, 2010, the corporation was authorized to repurchase $2.5 billion of common stock under its existing share repurchase program, plus 13.5 million shares of common stock that remain authorized for repurchase under the corporation's prior share repurchase program. The timing and amount of future share repurchases will be based upon the completion of the corporation's sale of its household and body care businesses, market conditions and other factors.

## Note 8 – Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

| In millions | Cumulative Translation Adjustment | Net Unrealized Gain (Loss) on Qualifying Cash Flow Hedges and Other | Pension/ Post-retirement Liability Adjustment | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|---|
| **Balance at June 30, 2007** | $(147) | $ (4) | $(603) | $(754) |
| **Goodwill Redenomination** | 106 | – | – | 106 |
| **Disposition of Mexican Meat business** | 31 | – | – | 31 |
| **Amortization of net actuarial loss and prior service credit** | – | – | 27 | 27 |
| **Net actuarial gain arising during the period** | – | – | 190 | 190 |
| **Other comprehensive income (loss) activity** | 549 | 25 | (25) | 549 |
| **Balance at June 28, 2008** | 539 | 21 | (411) | 149 |
| **Measurement date adjustment** | – | – | 3 | 3 |
| **Amortization of net actuarial loss and prior service credit** | – | – | 1 | 1 |
| **Net actuarial loss arising during the period** | – | – | (299) | (299) |
| **Postretirement plan amendments** | – | – | 55 | 55 |
| **Other comprehensive income (loss) activity** | (561) | (32) | 79 | (514) |
| **Balance at June 27, 2009** | (22) | (11) | (572) | (605) |
| **Disposition of Godrej J.V.** | 14 | – | – | 14 |
| **Amortization of net actuarial loss and prior service credit** | – | – | 19 | 19 |
| **Net actuarial loss arising during the period** | – | – | (323) | (323) |
| **Pension plan curtailment** | – | – | 27 | 27 |
| **Pension and postretirement plan amendments** | – | – | (4) | (4) |
| **Other comprehensive income (loss) activity** | (96) | 10 | 46 | (40) |
| **Balance at July 3, 2010** | $(104) | $ (1) | $(807) | $(912) |

## Note 9 – Stock-Based Compensation

The corporation has various stock option, employee stock purchase and stock award plans. At July 3, 2010, 103.5 million shares were available for future grant in the form of options, restricted shares or stock appreciation rights out of 118.7 million shares originally authorized. The corporation will satisfy the requirement for common stock for share-based payments by issuing shares out of authorized but unissued common stock.

**Stock Options** The exercise price of each stock option equals the market price of the corporation's stock on the date of grant. Options can generally be exercised over a maximum term of 10 years. Options generally cliff vest and expense is recognized on a straightline basis during the vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Weighted average expected lives** | 8.0 years | 8.0 years | 8.0 years |
| **Weighted average risk-free interest rates** | 3.03% | 3.1% | 4.2% |
| **Range of risk-free interest rates** | 3.02 – 3.15% | 3.1% | 4.2% |
| **Weighted average expected volatility** | 27.2% | 22.1% | 24.3% |
| **Range of expected volatility** | 27.2 – 27.6% | 22.1% | 24.3% |
| **Dividend yield** | 4.4% | 3.0% | 2.4% |

The corporation uses historical volatility for a period of time that is comparable to the expected life of the option to determine volatility assumptions.

A summary of the changes in stock options outstanding under the corporation's option plans during 2010 is presented below:

| Shares in thousands | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value (in millions) |
|---|---|---|---|---|
| **Options outstanding at June 27, 2009** | 27,777 | $17.54 | 3.0 | $ – |
| **Granted** | 4,132 | 10.05 | – | – |
| **Exercised** | (1,008) | 13.22 | – | – |
| **Canceled/expired** | (10,865) | 18.31 | – | – |
| **Options outstanding at July 3, 2010** | 20,036 | $15.79 | 4.7 | $16 |
| **Options exercisable at July 3, 2010** | 13,121 | $17.66 | 2.7 | $ – |

The corporation received cash from the exercise of stock options during 2010 of $13.2 million. As of July 3, 2010, the corporation had $6 million of total unrecognized compensation expense related to stock option plans that will be recognized over the weighted average period of 1.09 years.

| In millions except per share data | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Number of options exercisable at end of fiscal year** | **13,121** | **22,721** | **27,665** |
| **Weighted average exercise price of options exercisable at end of fiscal year** | **$17.66** | **$18.13** | **$18.61** |
| **Weighted average grant date fair value of options granted during the fiscal year** | **$ 1.88** | **$ 2.67** | **$ 4.36** |
| **Total intrinsic value of options exercised during the fiscal year** | **$ 0.9** | **$ 0.0** | **$ 1.0** |
| **Fair value of options that vested during the fiscal year** | **$ 6.3** | **$ 2.0** | **$ 3.0** |

**Stock Unit Awards** Restricted stock units (RSUs) are granted to certain employees to incent performance and retention over periods ranging from one to five years. Upon the achievement of defined parameters, the RSUs are generally converted into shares of the corporation's common stock on a one-for-one basis and issued to the employees. A substantial portion of all RSUs vest solely upon continued future service to the corporation. A small portion of RSUs vest based upon continued future employment and the achievement of certain defined performance measures. The cost of these awards is determined using the fair value of the shares on the date of grant, and compensation is recognized over the period during which the employees provide the requisite service to the corporation. A summary of the changes in the stock unit awards outstanding under the corporation's benefit plans during 2010 is presented below:

| Shares in thousands | Shares | Weighted Average Grant Date Fair Value | Weighted Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value (in millions) |
|---|---|---|---|---|
| **Nonvested share units at June 27, 2009** | **8,578** | **$14.83** | **1.2** | **$ 82** |
| **Granted** | **4,048** | **10.06** | **–** | **–** |
| **Vested** | **(2,376)** | **14.70** | **–** | **–** |
| **Forfeited** | **(1,236)** | **13.89** | **–** | **–** |
| **Nonvested share units at July 3, 2010** | **9,014** | **$12.86** | **1.2** | **$126** |
| **Exercisable share units at July 3, 2010** | **153** | **$16.29** | **4.2** | **$ 2** |

As of July 3, 2010, the corporation had $32 million of total unrecognized compensation expense related to stock unit plans that will be recognized over the weighted average period of 1.71 years.

| In millions except per share data | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Stock Unit Awards** | | | |
| **Fair value of share-based units that vested during the fiscal year** | **$ 35** | **$ 12** | **$ 29** |
| **Weighted average grant date fair value of share based units granted during the fiscal year** | **$10.06** | **$13.73** | **$16.32** |
| **All Stock-Based Compensation** | | | |
| **Total compensation expense** | **$ 35** | **$ 41** | **$ 38** |
| **Tax benefit on compensation expense** | **$ 13** | **$ 12** | **$ 10** |

### Note 10 – Employee Stock Ownership Plans (ESOP)

The corporation maintains an ESOP that holds common stock of the corporation that is used to fund a portion of the corporation's matching program for its 401(k) savings plan for domestic non-union employees. The purchase of the original stock by the Sara Lee ESOP was funded both with debt guaranteed by the corporation and loans from the corporation. The debt guaranteed by the corporation was fully paid in 2004, and only loans from the corporation to the ESOP remain. Each year, the corporation makes contributions that, with the dividends on the common stock held by the Sara Lee ESOP, are used to pay loan interest and principal. Shares are allocated to participants based upon the ratio of the current year's debt service to the sum of the total principal and interest payments over the remaining life of the loan. The number of unallocated shares in the ESOP was 7 million at July 3, 2010 and 8 million at June 27, 2009. Expense recognition for the ESOP is accounted for under the grandfathered provisions contained within US GAAP.

The expense for the 401(k) recognized by the ESOP amounted to $7 million in 2010, $5 million in 2009 and $7 million in 2008. Payments to the Sara Lee ESOP were $11 million in 2010 and 2009, and $16 million in 2008.

## Note 11 – Earnings per Share

Net income (loss) per share – basic is computed by dividing income (loss) attributable to Sara Lee by the weighted average number of common shares outstanding for the period. Net income (loss) per share – diluted reflects the potential dilution that could occur if options and fixed awards to be issued under stock-based compensation arrangements were converted into common stock.

Options to purchase 16.1 million shares of common stock at July 3, 2010, 27.7 million shares of common stock at June 27, 2009, and 28.2 million shares of common stock at June 28, 2008 were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the corporation's outstanding common stock, and therefore anti-dilutive. Additionally, in 2008, no potential common shares have been included in the computation of diluted loss per share as these shares are anti-dilutive.

The following is a reconciliation of net income (loss) to net income (loss) per share – basic and diluted – for the years ended July 3, 2010, June 27, 2009, and June 28, 2008:

| In millions except earnings per share | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Income (loss) from continuing operations attributable to Sara Lee** | $ 635 | $ 220 | $ (280) |
| **Income (loss) from discontinued operations attributable to Sara Lee** | (213) | 144 | 225 |
| **Gain (loss) on sale of discontinued operations** | 84 | – | (24) |
| **Net income (loss) attributable to Sara Lee** | $ 506 | $ 364 | $ (79) |
| **Average shares outstanding – basic** | 688 | 701 | 715 |
| **Dilutive effect of stock compensation** | 3 | 2 | – |
| **Diluted shares outstanding** | 691 | 703 | 715 |
| **Income (loss) from continuing operations per share** | | | |
| **Basic** | $ 0.92 | $0.31 | $(0.39) |
| **Diluted** | $ 0.92 | $0.31 | $(0.39) |
| **Net income (loss) from discontinued operations per share** | | | |
| **Basic** | $(0.19) | $0.21 | $ 0.28 |
| **Diluted** | $(0.19) | $0.21 | $ 0.28 |
| **Net income (loss) per share** | | | |
| **Basic** | $ 0.74 | $0.52 | $(0.11) |
| **Diluted** | $ 0.73 | $0.52 | $(0.11) |

## Note 12 – Debt Instruments

The composition of the corporation's long-term debt, which includes capital lease obligations, is summarized in the following table:

| In millions | Maturity Date | 2010 | 2009 |
|---|---|---|---|
| **Senior debt** | | | |
| **7.26% – 7.71% notes** | 2010 | $ – | $ 25 |
| **Euro denominated – 2.25% note** | 2012 | 375 | – |
| **6.25% notes** | 2012 | 1,110 | 1,110 |
| **3.875% notes** | 2013 | 500 | 500 |
| **10% zero coupon notes ($19 million face value)** | 2014 | 14 | 12 |
| **10% – 14.25% zero coupon notes ($105 million face value)** | 2015 | 64 | 57 |
| **6.125% notes** | 2033 | 500 | 500 |
| **Euro denominated – euro interbank offered rate (EURIBOR) plus 1.75%** | 2011 | – | 399 |
| **Total senior debt** | | 2,563 | 2,603 |
| **Obligations under capital lease** | | 35 | 44 |
| **Other debt** | | 116 | 119 |
| **Total debt** | | 2,714 | 2,766 |
| **Unamortized discounts** | | (6) | (7) |
| **Hedged debt adjustment to fair value** | | 26 | 25 |
| **Total long-term debt** | | 2,734 | 2,784 |
| **Less current portion** | | (16) | (46) |
| | | $2,718 | $2,738 |

On March 30, 2010, a subsidiary of the corporation issued €300 million of debt, which is scheduled to mature in March 2012. The notes were issued at a fixed rate of 2.25% but have effectively been converted into variable rate debt using interest rate swap instruments. The proceeds were used to retire €285 million of debt that was scheduled to mature in 2011.

Payments required on long-term debt during the years ending 2011 through 2015 are $16 million, $1,545 million, $532 million, $26 million and $74 million, respectively. The corporation made cash interest payments of $140 million, $174 million and $247 million in 2010, 2009 and 2008, respectively.

The corporation has a $1.85 billion five-year revolving credit facility expiring in December 2011 that had an annual fee of 0.08% as of July 3, 2010. Pricing under this facility is based on the corporation's current credit rating. As of July 3, 2010, the corporation did not have any borrowings outstanding under the credit facility. This agreement supports commercial paper borrowings and other financial instruments. The corporation had $150 million of letters of credit outstanding as of July 3, 2010. The corporation's credit facility and debt agreements contain customary representations, warranties and events of default, as well as, affirmative, negative and financial covenants with which the corporation is in compliance. One financial covenant includes a requirement to maintain an interest coverage ratio of not less than 2.0 to 1.0. The interest coverage ratio is based on the ratio of EBIT to consolidated net interest expense with consolidated EBIT equal to net income plus interest expense, income tax expense, and extraordinary or non-recurring non-cash charges and gains. For the 12 months ended July 3, 2010, the corporation's interest coverage ratio was 7.8 to 1.0.

Selected data on the corporation's short-term obligations follow:

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Maximum month-end borrowings** | **$132** | **$461** | **$280** |
| **Average borrowings during the year** | **69** | **289** | **54** |
| **Year-end borrowings** | **47** | **20** | **274** |
| **Weighted average interest rate during the year** | **2.67%** | **3.60%** | **3.46%** |
| **Weighted average interest rate at year-end** | **2.69** | **6.68** | **2.91** |

## Note 13 – Leases

The corporation leases certain facilities, equipment and vehicles under agreements that are classified as either operating or capital leases. The building leases have original terms that range from 10 to 15 years, while the equipment and vehicle leases have terms of generally less than seven years.

| In millions | July 3, 2010 | June 27, 2009 |
|---|---|---|
| **Gross book value of capital lease assets included in property** | **$66** | **$72** |
| **Net book value of capital lease assets included in property** | **38** | **44** |

Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases having an original term greater than one year at July 3, 2010 were as follows:

| In millions | Capital Leases | Operating Leases |
|---|---|---|
| **2011** | **$13** | **$ 80** |
| **2012** | **13** | **57** |
| **2013** | **7** | **42** |
| **2014** | **4** | **28** |
| **2015** | **2** | **21** |
| **Thereafter** | **3** | **69** |
| **Total minimum lease payments** | **42** | **$297** |
| **Amounts representing interest** | **(7)** | |
| **Present value of net minimum payments** | **35** | |
| **Current portion** | **10** | |
| **Noncurrent portion** | **$25** | |

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Depreciation of capital lease assets** | **$ 8** | **$ 10** | **$ 11** |
| **Rental expense under operating leases** | **123** | **125** | **128** |

## Note 14 – Contingencies and Commitments

**Contingent Liabilities** The corporation is a party to various pending legal proceedings, claims and environmental actions by government agencies. The corporation records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to the particular matter.

*Aris* This is a consolidation of cases filed by individual complainants with the Republic of the Philippines, Department of Labor and Employment and the National Labor Relations Commission (NLRC) from 1998 through July 1999. The complaint alleges unfair labor practices due to the termination of manufacturing operations in the Philippines by Aris Philippines, Inc. (Aris), a former subsidiary of the corporation. The complaint names the corporation as a party defendant. In 2006, the arbitrator ruled against the corporation and awarded the plaintiffs $60 million in damages and fees, and the corporation appealed this ruling. In December 2006, the NLRC set aside the arbitrator's ruling, and remanded the case to the arbitrator for further proceedings. The complainants and the corporation have filed motions for reconsideration – the corporation seeking a final judgment and outright dismissal of the case, and complainants seeking to reinstate the original arbitrator's judgment against the defendants, including the corporation. The respective motions for reconsideration have been fully briefed and the parties await the NLRC's rulings.

In response to the arbitrator's original ruling, the Court of Appeals required the corporation to post a bond of approximately $25 million. However, the corporation has appealed the decision to the Supreme Court and, as a result, no bond posting is required until all allowable appeals have been exhausted. The corporation continues to believe that the plaintiffs' claims are without merit; however, it is reasonably possible that this case will be ruled against the corporation and have a material adverse impact on the corporation's results of operations or cash flows.

*Hanesbrands Inc.* In September 2006, the corporation spun off its branded apparel business into an independent publicly-traded company named Hanesbrands Inc. ("HBI"). In connection with the spin off, the corporation and HBI entered into a tax sharing agreement that governs the allocation of tax assets and liabilities between the parties. HBI has initiated binding arbitration claiming that it is owed $72 million from the corporation under the tax sharing agreement. The corporation believes HBI's claims are without merit and is vigorously contesting the matter. Hearings are scheduled to begin in August 2010.

*Multi-Employer Pension Plans* The corporation participates in various multi-employer pension plans that provide retirement benefits to certain employees covered by collective bargaining agreements (MEPP). Participating employers in a MEPP are jointly responsible for any plan underfunding. MEPP contributions are established by the applicable collective bargaining agreements; however, the MEPPs may impose increased contribution rates and surcharges based on the funded status of the plan and the provisions of the Pension Protection Act, which requires substantially underfunded MEPPs to implement rehabilitation plans to improve funded status. Factors that could impact funded status of a MEPP include investment performance, changes in the participant demographics, financial stability of contributing employers and changes in actuarial assumptions.

In addition to regular contributions, the corporation could be obligated to pay additional contributions (known as a complete or partial withdrawal liability) if a MEPP has unfunded vested benefits. These withdrawal liabilities, which would be triggered if the corporation ceases to make contributions to a MEPP with respect to one or more collective bargaining units, would equal the corporation's proportionate share of the unfunded vested benefits based on the year in which the liability is triggered. The corporation believes that certain of the MEPPs in which it participates have unfunded vested benefits, and some are significantly underfunded. Withdrawal liability triggers could include the corporation's decision to close a plant or the dissolution of a collective bargaining unit. Due to uncertainty regarding future withdrawal liability triggers, we are unable to determine the amount and timing of the corporation's future withdrawal liability, if any, or whether the corporation's participation in these MEPPs could have any material adverse impact on its financial condition, results of operations or liquidity. Disagreements over potential withdrawal liability may lead to legal disputes. The corporation currently is involved in litigation with one MEPP and it is probable that the outcome of this litigation may result in a partial withdrawal liability of approximately $22 million.

The corporation's regular scheduled contributions to MEPPs totaled $50 million in 2010, $49 million in 2009 and $48 million in 2008. The corporation recognized charges for partial withdrawal liabilities of approximately $23 million in 2010, $31 million in 2009, and an immaterial amount in 2008.

*Competition Law* During the past few years, competition authorities in various European countries and the European Commission have initiated investigations into the conduct of consumer products companies. These investigations usually continue for several years and, if violations are found, may result in substantial fines. In connection with these investigations, Sara Lee's household and body care business operating in Europe has received requests for information, made employees available for interviews, and been subjected to unannounced inspections by various competition authorities. Sara Lee has been imposed fines in two instances (a €3.7 million fine imposed by the Spanish Competition Authorities in the second quarter of 2010 related to claims that the corporation engaged in inappropriate activities to indirectly increase prices of its shower gel products, and a €5.5 million fine imposed by the German cartel authorities in February 2008), but no formal charges have been brought against Sara Lee concerning the substantive conduct that is the subject of these other investigations. Our practice is to comply with all laws and regulations applicable to our business, including the antitrust laws, and to cooperate with relevant regulatory authorities.

Charges for fines that already have been imposed against the corporation, as noted above, have been reflected in the Consolidated Statements of Income in the period we were notified of the fine. The corporation also recognized a charge of €20 million in the fourth quarter of 2010 which reflects an estimate of additional fines that are probable of being imposed and brings the total amount accrued for remaining competition matters to €28 million. Based on currently available information, it is reasonably possible the corporation may be subject to additional fines related to several of these investigations. Except for fines previously assessed or accrued by the corporation, we are unable to estimate the impact on our financial statements of additional fines, if any, that may be imposed against the corporation.

## Notes to financial statements

*Belgian Tax Matter* In 1997, the corporation sold a Belgian subsidiary to an unrelated third party. At the time of the sale, the Belgian subsidiary owed a Belgian tax liability of approximately €30 million (resulting from an intercompany restructuring completed before the 1997 sale) and the third party buyer assumed all assets and liabilities of the subsidiary. In 1999, the former Belgian subsidiary, then owned by the third party buyer, declared bankruptcy and did not pay the outstanding Belgian tax liability. In 2001, the Belgian Ministry of Finance launched an investigation into the 1997 sale. In November 2009, the corporation received from the Belgian state prosecutor a notice of intent to indict the third party buyer as well as several of the corporation's international subsidiaries and several current and former directors and officers of such subsidiaries, in connection with the 1997 sale. The notice alleges various tax-related legal violations, some of which carry criminal penalties. The corporation has agreed to a settlement with the Belgian authorities, which is subject to final approval by the Belgian Judiciary, and accrued $40 million for Belgian taxes, interest and penalties.

*Nestec/Nespresso* In June 2010, Nestec/Nespresso (Nestle) filed a suit against Sara Lee Coffee and Tea France (SLCTF), a subsidiary of the corporation, alleging patent infringement for two of their European patents related to SLCTF's use of espresso capsules. Nestle claims that damages could be as high as €50 million. The corporation believes Nestle's claims are without merit and is vigorously contesting the matter.

**Purchase Commitments** During 2007, the corporation exited a U.S. meat production plant that included a hog slaughtering operation. Certain purchase contracts for the purchase of live hogs at this facility were not exited or transferred after the closure of the facility. However, the corporation has entered into a hog sales contract under which these hogs will be sold to another slaughter operator. These purchase commitments expire by June 2012 and, using hog pricing at July 3, 2010, the corporation has approximately $55 million of commitments remaining under these contracts.

**Guarantees** The corporation is a party to a variety of agreements under which it may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts entered into by the corporation under which the corporation agrees to indemnify a third party against losses arising from a breach of representations and covenants related to matters such as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these circumstances, payment by the corporation is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow the corporation to challenge the other party's claims. In addition, the corporation's obligations under these agreements may be limited in terms of time and/or amount, and in some cases the corporation may have recourse against third parties for certain payments made by the corporation. It is not possible to predict the maximum potential amount of future payments under certain of these agreements, due to the conditional nature of the corporation's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the corporation under these agreements have not had a material effect on the corporation's business, financial condition or results of operations. The corporation believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the corporation's business, financial condition or results of operations.

The material guarantees for which the maximum potential amount of future payments can be determined, are as follows:

*Contingent Lease Obligations* The corporation is contingently liable for leases on property operated by others. At July 3, 2010, the maximum potential amount of future payments the corporation could be required to make, if all of the current operators default on the rental arrangements, is $105 million. The minimum annual rentals under these leases are $22 million in 2011, $17 million in 2012, $14 million in 2013, $12 million in 2014, $12 million in 2015 and $28 million thereafter. The two largest components of these amounts relate to a number of retail store leases operated by Coach, Inc. and certain leases related to the corporation's U.K. Apparel operations that have been sold. Coach, Inc. is contractually obligated to provide the corporation, on an annual basis, with a standby letter of credit approximately equal to the next year's rental obligations. The letter of credit in place at the close of 2010 was $10 million. This obligation to provide a letter of credit expires when the corporation's contingent lease obligation is substantially extinguished. The corporation has not recognized a liability for the contingent obligation on either the Coach, Inc. leases or the U.K. Apparel leases.

*Contingent Debt Obligations and Other* The corporation has guaranteed the payment of certain third-party debt. The maximum potential amount of future payments that the corporation could be required to make, in the event that these third parties default on their debt obligations, is $14 million. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

Additionally, the corporation has pledged as collateral, a manufacturing facility in Brazil in connection with a tax dispute in that country, which has been released subsequent to year end.

In 2010, the corporation recognized a $26 million charge for a Mexican tax indemnification related to the corporation's direct selling business that was sold in 2006.

## Note 15 – Financial Instruments

**Background Information** The corporation uses derivative financial instruments, including forward exchange, futures, options and swap contracts, to manage its exposures to foreign exchange, commodity prices and interest rate risks. The use of these derivative financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the corporation. The corporation does not use derivatives for trading or speculative purposes and is not a party to leveraged derivatives.

The corporation recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheet. The corporation uses either hedge accounting or mark-to-market accounting for its derivative instruments. For derivatives that qualify for hedge accounting, the corporation designates these derivatives as fair value, cash flow or net investment hedges by formally documenting the hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. The process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions.

As noted above, the corporation uses derivative financial instruments to manage some of its exposure to commodity prices. A commodity derivative not declared a hedge in accordance with the accounting rules related to derivative instruments and hedging activities is accounted for under mark-to-market accounting with changes in fair value recorded in the Consolidated Statements of Income. The corporation includes these unrealized mark-to-market gains and losses in general corporate expenses until the derivative instrument is settled. At that time, the cumulative gain or loss previously recorded in general corporate expenses for the derivative instrument will be reclassified into the business segment's results.

On the date the derivative is entered into, the corporation designates the derivative as one of the following types of hedging instruments and accounts for the derivative as follows:

**Fair Value Hedge** A hedge of a recognized asset or liability or an unrecognized firm commitment is declared as a fair value hedge which qualifies for hedge accounting. For fair value hedges, both the effective and ineffective portions of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings and are reported in the Consolidated Statements of Income on the same line as the hedged item.

**Cash Flow Hedge** A hedge of a forecasted transaction, firm commitment or of the variability of cash flows to be received or paid related to a recognized asset or liability is declared a cash flow hedge. Cash flow hedges qualify for hedge accounting. The effective portion of the change in the fair value of the derivative that is declared as a cash flow hedge is recorded in accumulated other comprehensive income (within common stockholders' equity) and later reclassified to the income statement at the same time the underlying hedged item impacts the income statement. In addition, both the fair value of changes excluded from the corporation's effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are reported in Selling, general and administrative expenses in the Consolidated Statements of Income.

At July 3, 2010 the maximum maturity date of any cash flow hedge was approximately two years, principally related to two cross currency swaps that mature in 2012 and 2013. The corporation expects to reclassify into earnings during the next twelve months net gains from Accumulated Other Comprehensive Income of approximately $1 million at the time the underlying hedged transaction is recognized in the Consolidated Statement of Income.

**Net Investment Hedge** A hedge of the exposure of changes in the underlying foreign currency denominated subsidiary net assets is declared as a net investment hedge. Net investment hedges qualify for hedge accounting. Net investment hedges can include either derivative or non-derivative instruments such as, non-U.S. dollar financing transactions or non-U.S. dollar assets or liabilities, including intercompany loans. The effective portion of the change in the fair value of net investment hedges is recorded in the cumulative translation adjustment account within common stockholders' equity. At July 3, 2010 and June 27, 2009, the U.S. dollar equivalent of intercompany loans and forward exchange contracts designated as net investment hedges was $4.5 billion and $3.2 billion, respectively. The corporation increased its net investment hedges in the third quarter of 2010 in order to offset the euro exposure associated with €1.6 billion of proceeds anticipated to be generated by the divestiture of its air care and body care businesses.

**Mark-to-Market Hedge** A derivative that does not qualify for hedge accounting in one of the categories above is accounted for under mark-to-market accounting and referred to as a mark-to-market hedge. Changes in the fair value of a mark-to-market hedge are recognized in the Consolidated Statements of Income to act as an economic hedge against the changes in the values of another item or transaction. Changes in the fair value of derivatives classified as mark-to-market hedges are reported in earnings in either the "Cost of sales" or "Selling, general and administrative expenses" lines of the Consolidated Statements of Income where the change in value of the underlying transaction is recorded.

**Types of Derivative Instruments**

*Interest Rate and Cross Currency Swaps* To manage interest rate risk, the corporation has entered into interest rate swaps that effectively convert certain fixed-rate debt instruments into floating-rate debt instruments. Interest rate swap agreements that are effective at hedging the fair value of fixed-rate debt agreements are designated and accounted for as fair value hedges. The corporation utilizes interest rate swap derivatives in order to maintain a targeted amount of both fixed-rate and floating-rate long term debt and notes payable. Currently, the corporation has a fixed interest rate on approximately 70% of long-term debt and notes payable issued.

The corporation has issued certain foreign-denominated debt instruments and utilizes cross currency swaps to reduce the variability of functional currency cash flows related to the foreign currency debt. Cross currency swap agreements that are effective at hedging the variability of foreign-denominated cash flows are designated and accounted for as cash flow hedges. As of July 3, 2010 and June 27, 2009, the total notional amount of the corporation's interest rate swaps were $761 million and $385 million, respectively and the total notional amount of the cross currency swaps were $704 million and $786 million, respectively. The notional value of the cross currency swaps is calculated by multiplying the euro value swapped by the exchange rate at the reporting date.

In connection with the funding of the anticipated retirement of the 6.25% notes in September 2011, the corporation maintains a $50 million forward starting swap to effectively fix the cash flows related to interest payments on the anticipated debt issuance.

*Currency Forward Exchange, Futures and Option Contracts* The corporation uses forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intercompany transactions, third-party product-sourcing transactions, foreign-denominated investments (including subsidiary net assets) and other known foreign currency exposures. Gains and losses on the derivative instruments are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. Forward currency exchange contracts mature at the anticipated cash requirement date of the hedged transaction, generally within one year to eighteen months. Forward currency exchange contracts which are effective at hedging the fair value of a recognized asset or liability are designated and accounted for as fair value hedges. Forward currency contracts that act as a hedge of changes in the underlying foreign currency denominated subsidiary net assets are accounted for as net investment hedges. All remaining currency forward and options contracts are accounted for as mark-to-market hedges.

The principal currencies hedged by the corporation include the European euro, British pound, Danish krone, Hungarian forint, U.S. dollar, Swiss franc and Brazilian real. The net U.S. dollar equivalent of commitments to purchase and sell foreign currencies is $4.2 billion and $4.1 billion, respectively as of July 3, 2010 and $2.3 billion and $2.2 billion, respectively as of June 27, 2009, using the exchange rates at the reporting date. The corporation hedges virtually all foreign exchange risk derived from recorded transactions and firm commitments and only hedges foreign exchange risk related to anticipated transactions where the exposure is potentially significant.

The notional value of foreign exchange option contracts outstanding was $9 million as of July 3, 2010 and nil as of June 27, 2009, as determined by the ratio of the change in option value to the change in the underlying hedged item.

*Commodity Futures and Options Contracts* The corporation uses commodity futures and options to hedge a portion of its commodity price risk. The principal commodities hedged by the corporation include hogs, beef, natural gas, diesel fuel, coffee, corn, wheat and other ingredients. The corporation does not use significant levels of commodity financial instruments to hedge commodity prices and primarily relies upon fixed rate supplier contracts to determine commodity pricing. In circumstances where commodity-derivative instruments are used, there is a high correlation between the commodity costs and the derivative instruments. For those instruments where the commodity instrument and underlying hedged item correlate between 80-125%, the corporation accounts for those contracts as cash flow hedges. However, the majority of commodity derivative instruments are accounted for as mark-to-market hedges.

As of July 3, 2010 and June 27, 2009, the total notional amount of commodity futures contracts was $169 million and $150 million, respectively, and the total notional amount of option contracts was $3 million and $16 million, respectively. The notional amount of commodity futures contracts is determined by the initial cost of the contracts while the notional amount of options contracts is determined by the ratio of the change in option value to the change in the underlying hedged item.

The corporation only enters into futures and options contracts that are traded on established, well-recognized exchanges that offer high liquidity, transparent pricing, daily cash settlement and collateralization through margin requirements.

*Cash Flow Presentation* The settlement of derivative contracts related to the purchase of inventory, commodities or other hedged items that utilize hedge accounting are reported in the Consolidated Statements of Cash Flows as an operating cash flow, while those derivatives that utilize the mark-to-market hedge accounting model are reported in investing activities when those contracts are realized in cash. Fixed to floating rate swaps are reported as a component of interest expense and therefore are reported in cash flow from operating activities similar to how cash interest payments are reported. The portion of the gain or loss on a cross currency swap that offsets the change in the value of interest expense is recognized in cash flow from operations, while the gain or loss on the swap that is offsetting the change in value of the debt is classified as a financing activity in the Consolidated Statement of Cash Flows.

*Contingent Features/Concentration of Credit Risk* All of the corporation's derivative instruments are governed by International Swaps and Derivatives Association (i.e. ISDA) master agreements, requiring the corporation to maintain an investment grade credit rating from both Moody's and Standard & Poor's credit rating agencies. If the corporation's debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate collateralization on the derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position was $197 million on July 3, 2010 and $291 million on June 27, 2009, for which the corporation has posted no collateral. If the credit-risk-related contingent features underlying these agreements had been triggered on July 3, 2010 and June 27, 2009, the corporation would have been required to post collateral of, at most, $197 million and $291 million, respectively, with its counterparties.

A large number of major international financial institutions are counterparties to the corporation's financial instruments including cross currency swaps, interest rate swaps, and currency exchange forwards and swaps. The corporation enters into financial instrument agreements only with counterparties meeting very stringent credit standards (a credit rating of A-/A3 or better), limiting the amount of agreements or contracts it enters into with any one party and, where legally available, executing master netting agreements. These positions are continually monitored. While the corporation may be exposed to credit losses in the event of nonperformance by individual counterparties of the entire group of counterparties, it has not recognized any losses with these counterparties in the past and does not anticipate material losses in the future.

Trade accounts receivable due from customers that the corporation considers highly leveraged were $103 million at July 3, 2010 and $138 million at June 27, 2009.

**Fair Value Measurements** Effective the beginning of 2009, the corporation implemented new accounting guidance related to the fair value of financial assets and liabilities, while in 2010 new fair value accounting rules were adopted for non-financial assets and liabilities. The adoption of these rules did not have a significant impact on the measurement of the corporation's assets and liabilities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value must be categorized into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while level 3 generally requires significant management judgment. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

*Level 1 – Unadjusted Quoted Prices* Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities. An example would be a marketable equity security that is traded on a major stock exchange.

*Level 2 – Pricing Models with Significant Observable Inputs* Valuations are based on information derived from either an active market quoted price, which may require further adjustment based on the attributes of the asset or liability being measured, or an inactive market transaction. Circumstances when adjustments to market quoted prices may be appropriate include (i) a quoted price for an actively traded equity investment that is adjusted for a contractual trading restriction, or (ii) the fair value derived from a trade of an identical or similar security in an inactive market. An interest rate swap derivative valued based on a LIBOR swap curve is an example of a level 2 asset or liability.

*Level 3 – Pricing Models with Significant Unobservable Inputs* Valuations are based on internally derived assumptions surrounding the timing and amount of expected cash flows for the financial instrument, which are significant to the overall fair value measurement. These assumptions are unobservable in either an active or inactive market. The inputs reflect management's best estimate of what market participants would use in valuing the asset or liability at the measurement date. A goodwill impairment test that utilizes an internally developed discounted cash flow model is an example of a level 3 asset or liability.

The carrying amounts of cash and equivalents, trade accounts receivables, accounts payable, derivative instruments and notes payable approximate fair values.

The fair values and carrying amounts of long-term debt, including the current portion, at July 3, 2010 were $2,886 million and $2,734 million, and at June 27, 2009 were $2,780 million and $2,784 million, respectively. The fair value of the corporation's long-term debt, including the current portion, is estimated using discounted cash flows based on the corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Information on the location and amounts of derivative fair values in the Condensed Consolidated Balance Sheet at July 3, 2010 and June 27, 2009 is as follows:

| | Assets | | | | | | Liabilities | |
|---|---|---|---|---|---|---|---|---|
| | Other Current Assets | | Other Non-Current Assets | | Accrued Liabilities – Other | | Other | |
| In millions | July 3, 2010 | June 27, 2009 | July 3, 2010 | June 27, 2009 | July 3, 2010 | June 27, 2009 | July 3, 2010 | June 27, 2009 |
| Derivatives designated as hedging instruments | | | | | | | | |
| **Interest rate contracts**[2] | $ 4 | $ 3 | $27 | $30 | $ – | $ – | $ – | $ – |
| **Foreign exchange contracts**[2] | 143 | 1 | – | – | 2 | 8 | 153 | 249 |
| **Commodity contracts**[1] | – | 1 | – | – | – | – | – | – |
| **Total derivatives designated as hedging instruments** | 147 | 5 | 27 | 30 | 2 | 8 | 153 | 249 |
| Derivatives not designated as hedging instruments | | | | | | | | |
| **Foreign exchange contracts**[2] | 42 | 61 | – | – | 42 | 34 | – | – |
| **Commodity contracts**[1] | – | 1 | – | – | – | – | – | – |
| **Total derivatives not designated as hedging instruments** | 42 | 62 | – | – | 42 | 34 | – | – |
| **Total derivatives** | $189 | $67 | $27 | $30 | $44 | $42 | $153 | $249 |

1 Categorized as level 1: Fair value of level 1 assets and liabilities as of July 3, 2010 are nil and at June 27, 2009 are $2 million and nil, respectively.
2 Categorized as level 2: Fair value of level 2 assets and liabilities as of July 3, 2010 are $216 million and $197 million and at June 27, 2009 are $95 million and $291 million, respectively.

Information related to our cash flow hedges, net investment hedges, fair value hedges and other derivatives not designated as hedging instruments for the periods ended July 3, 2010, and June 27, 2009, follows:

| | Interest Rate Contracts | | Foreign Exchange Contracts | | Commodity Contracts | | Total | |
|---|---|---|---|---|---|---|---|---|
| In millions year ended | July 3, 2010 | June 27, 2009 | July 3, 2010 | June 27, 2009 | July 3, 2010 | June 27, 2009 | July 3, 2010 | June 27, 2009 |
| Cash Flow Derivatives | | | | | | | | |
| **Amount of gain (loss) recognized in other comprehensive income (OCI)**[1] | $ (4) | $ 4 | $ 77 | $ 24 | $ – | $(25) | $ 73 | $ 3 |
| **Amount of gain (loss) reclassified from AOCI into earnings**[1, 2] | – | – | 65 | 62 | (4) | (17) | 61 | 45 |
| **Amount of ineffectiveness recognized in earnings**[3, 4] | – | – | (8) | (10) | – | (2) | (8) | (12) |
| Net Investment Derivatives | | | | | | | | |
| **Amount of gain recognized in OCI**[1] | – | – | 411 | 407 | – | – | 411 | 407 |
| Fair Value Derivatives | | | | | | | | |
| **Amount of derivative gain (loss) recognized in earnings**[5] | 19 | 29 | – | 13 | – | – | 19 | 42 |
| **Amount of Hedged Item gain (loss) recognized in earnings**[5] | (1) | (17) | – | (8) | – | – | (1) | (25) |
| Derivatives Not Designated as Hedging Instruments | | | | | | | | |
| **Amount of gain (loss) recognized in Cost of Sales** | – | – | 32 | 1 | (8) | (29) | 24 | (28) |
| **Amount of gain (loss) recognized in SG&A** | – | – | (60) | (136) | (2) | (29) | (62) | (165) |

1 Effective portion.
2 Gain (loss) reclassified from AOCI into earnings is reported in interest, for interest rate swaps, in selling, general, and administrative (SG&A) expenses for foreign exchange contracts and in cost of sales for commodity contracts.
3 Gain (loss) recognized in earnings is related to the ineffective portion and amounts excluded from the assessment of hedge effectiveness.
4 Gain (loss) recognized in earnings is reported in interest expense for foreign exchange contract and SG&A expenses for commodity contracts.
5 The amount of gain (loss) recognized in earnings on the derivative contracts and the related hedged item is reported in interest for the interest rate contracts and SG&A for the foreign exchange contracts.

## Note 16 – Defined Benefit Pension Plans

The corporation sponsors a number of U.S. and foreign pension plans to provide retirement benefits to certain employees. The benefits provided under these plans are based primarily on years of service and compensation levels.

**Measurement Date and Assumptions** A fiscal year end measurement date is utilized to value plan assets and obligations for all of the corporation's defined benefit pension plans. Previously the corporation had utilized a measurement date of March 31. However, accounting rules related to pensions requires entities to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. As such, the company adopted the measurement date provisions in fiscal 2009. The impact of adopting the measurement date provision was recorded in 2009 as an adjustment to beginning of year retained earnings of $(15), net of tax. The adjustment to retained earnings represents the net periodic benefit costs for the period from March 28, 2008 to June 28, 2008, the end of the previous fiscal year, which was determined using the 15-month approach to proportionally allocate the net periodic benefit cost to this period.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations of continuing operations were as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Net periodic benefit cost** | | | |
| **Discount rate** | 6.5% | 6.3% | 5.4% |
| **Long-term rate of return on plan assets** | 6.9 | 6.9 | 6.7 |
| **Rate of compensation increase** | 3.4 | 3.7 | 3.8 |
| **Plan obligations** | | | |
| **Discount rate** | 5.3% | 6.5% | 6.3% |
| **Rate of compensation increase** | 3.3 | 3.4 | 3.7 |

The discount rate is determined by utilizing a yield curve based on high-quality fixed-income investments that have a AA bond rating to discount the expected future benefit payments to plan participants. Salary increase assumptions are based upon historical experience and anticipated future management actions. In determining the long-term rate of return on plan assets, the corporation assumes that the historical long-term compound growth rates of equity and fixed-income securities and other plan investments will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions.

**Net Periodic Benefit Cost and Funded Status** The components of the net periodic benefit cost for continuing operations were as follows:

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Components of defined benefit net periodic benefit cost** | | | |
| **Service cost** | $ 58 | $ 59 | $ 81 |
| **Interest cost** | 264 | 257 | 267 |
| **Expected return on assets** | (261) | (268) | (293) |
| **Amortization of** | | | |
| **Prior service cost** | 7 | 8 | 8 |
| **Net actuarial loss** | 47 | 11 | 34 |
| **Net periodic benefit cost** | $ 115 | $ 67 | $ 97 |

In March 2010, the corporation announced changes to its U.S. defined benefit pension plans for salaried employees whereby participants will no longer accrue benefits under these plans. All future retirement benefits will be provided through a defined contribution plan. The benefit plan changes resulted in the elimination of any expected years of future service associated with these plans. As a result, a pretax curtailment gain of $25 million was recognized, of which $24 million impacted continuing operations and $1 million impacted discontinued operations. The curtailment gain resulted from the recognition of $3 million of previously unamortized net prior service credits associated with these benefit plans as well as a $22 million reduction in the projected benefit obligation associated with one of the plans.

In 2010, the corporation also recognized a curtailment loss of $10 million associated with its household and body care businesses as a result of the expected decline in expected years of future service. This amount is being reported as part of the results of discontinued operations. See Note 5 – "Discontinued Operations" for additional information.

The corporation also recognized settlement losses of $2 million in 2009 and $16 million in 2008, $15 million of which related to the settlement of a pension plan in the U.K. and is reported as part of discontinued operations in 2008.

The amount of prior service cost and net actuarial loss that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during 2011 is $7 million and $43 million, respectively.

Although the results of the household and body care businesses are classified as discontinued operations, the corporation anticipates retaining a significant portion of the pension and postretirement medical obligations related to these businesses. The corporation no longer anticipates incurring service cost for the participants in these plans after these businesses are sold and this cost component is being recognized in discontinued operations, while the remainder of the net periodic benefit cost associated with these businesses is recognized in continuing operations.

The net periodic benefit cost of the corporation's defined benefit pension plans in 2010 was $48 million higher than in 2009. The increase was primarily due to a $36 million increase in amortization of net actuarial losses due to net actuarial losses in the prior year, which increased the amount subject to amortization; as well as the increase in interest expense and a reduction in expected return on assets due to the year-over-year change in projected benefit obligations and asset levels.

The net periodic benefit cost of the corporation's defined benefit pension plans in 2009 was $30 million lower than in 2008. The decline was primarily due to a $23 million reduction in amortization of net actuarial losses due to net actuarial gains in the prior year, which reduced the amount subject to amortization; and a $22 million reduction in service cost due to headcount reductions versus the prior year.

The funded status of defined benefit pension plans at the respective year-ends was as follows:

| In millions | 2010 | 2009 |
|---|---|---|
| **Projected benefit obligation** | | |
| **Beginning of year** | $4,218 | $4,744 |
| **Service cost** | 64 | 66 |
| **Interest cost** | 264 | 257 |
| **Plan amendments** | 1 | 2 |
| **Benefits paid** | (224) | (225) |
| **Elimination of early measurement date** | – | 32 |
| **Participant contributions** | 3 | 3 |
| **Actuarial (gain) loss** | 761 | (179) |
| **Settlement/curtailment** | (81) | (2) |
| **Foreign exchange** | (279) | (480) |
| **End of year** | 4,727 | 4,218 |
| **Fair value of plan assets** | | |
| **Beginning of year** | 3,752 | 4,423 |
| **Actual return on plan assets** | 628 | (315) |
| **Employer contributions** | 332 | 306 |
| **Participant contributions** | 3 | 3 |
| **Benefits paid** | (224) | (225) |
| **Settlement** | (30) | (3) |
| **Elimination of early measurement date** | – | 22 |
| **Foreign exchange** | (264) | (459) |
| **End of year** | 4,197 | 3,752 |
| **Funded status** | $ (530) | $ (466) |
| **Amounts recognized on the consolidated balance sheets** | | |
| **Noncurrent asset** | $ 7 | $ 133 |
| **Accrued liabilities** | (7) | (4) |
| **Pension obligation** | (530) | (595) |
| **Net liability recognized** | $ (530) | $ (466) |
| **Amounts recognized in accumulated other comprehensive income** | | |
| **Unamortized prior service cost** | $ 55 | $ 74 |
| **Unamortized actuarial loss, net** | 1,143 | 883 |
| **Total** | $1,198 | $ 957 |

The underfunded status of the plans increased from $466 million in 2009 to $530 million in 2010, due to a $509 million increase in the projected benefit obligation which was only partially offset by a $445 million increase in plan assets. The increase in the projected benefit obligation was due to actuarial losses resulting from a significant decrease in the discount rate used to determine the benefit obligation. The increase in plan assets was the result of a significant increase in the actual return on plan assets year-over-year due to improved investment performance during the year.

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligations of the corporation's pension plans as of the measurement dates in 2010 and 2009 were $4,639 million and $4,089 million, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

| In millions | 2010 | 2009 |
|---|---|---|
| **Projected benefit obligation** | $3,230 | $2,878 |
| **Accumulated benefit obligation** | 3,203 | 2,809 |
| **Fair value of plan assets** | 2,705 | 2,283 |

**Plan Assets, Expected Benefit Payments and Funding** The fair value of pension plan assets as of July 3, 2010 was determined as follows:

| In millions | Total Fair Value | Quoted Prices in Active Market for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) |
|---|---|---|---|
| **Equity securities** | | | |
| **Non-U.S. securities – pooled funds** | $ 658 | $ 658 | $ – |
| **Fixed income securities** | | | |
| **Government bonds** | 588 | 588 | – |
| **Corporate bonds** | 715 | 715 | – |
| **U.S. pooled funds** | 493 | 493 | – |
| **Non-U.S. pooled funds** | 1,288 | 737 | 551 |
| **Total fixed income securities** | 3,084 | 2,533 | 551 |
| **Real estate** | 126 | 126 | – |
| **Cash and equivalents** | 109 | 109 | – |
| **Derivatives** | 48 | 73 | (25) |
| **Other** | 172 | 172 | – |
| **Total fair value of assets** | $4,197 | $3,671 | $526 |

Level 1 assets were valued using market prices based on daily net asset value (NAV) or prices available through a public stock exchange. Level 2 assets were valued primarily using market prices, derived from either an active market quoted price, which may require adjustments to account for the attributes of the asset, or an inactive market transaction. The corporation did not have any level 3 assets, which would include assets for which values are determined by non-observable inputs. See Note 15 - Financial Instruments for additional information as to the fair value hierarchy.

The percentage allocation of pension plan assets based on fair value as of the respective year-end measurement dates is as follows:

| | 2010 | 2009 |
|---|---|---|
| **Asset category** | | |
| **Equity securities** | **16%** | **24%** |
| **Debt securities** | **74** | **63** |
| **Real estate** | **3** | **3** |
| **Cash and other** | **7** | **10** |
| **Total** | **100%** | **100%** |

The overall investment objective is to manage the plan assets so that they are sufficient to meet the plan's future obligations while maintaining adequate liquidity to meet current benefit payments and operating expenses. The actual amount for which these obligations will be settled depends on future events and actuarial assumptions. These assumptions include the life expectancy of the plan participants and salary inflation. The resulting estimated future obligations are discounted using an interest rate curve that represents a return that would be required from high quality corporate bonds. The corporation has adopted a liability driven investment (LDI) strategy and it is in various stages of implementation of the strategy in each of its largest pension plans. This strategy consists of investing in a portfolio of assets whose performance is driven by the performance of the associated pension liability. This means that plan assets managed under an LDI strategy may underperform general market returns, but should provide for lower volatility of funded status as its return matches the pension liability movement. Over time, as pension obligations become better funded, the corporation will further de-risk its investments and increase the allocation to fixed income.

The asset allocation varies by plan and, on an aggregate fair value basis, it is currently at 74% fixed income securities and 16% equity securities. On a notional value basis, the plan assets include investments in equity market futures which effectively moves the asset allocation to the established targets of 70% fixed income and 21% equity. Fixed income securities can include, but are not limited to, direct bond investments, pooled or indirect bond investments and cash. Equity securities can include, but are not limited to, international and domestic equities, real estate, commodities and private equity. Derivative instruments may also be used in concert with either fixed income or equity investments to achieve desired exposure or to hedge certain risks. Derivative instruments can include, but are not limited to, futures, options, swaps or swaptions. The assets are managed by professional investment firms and performance is evaluated against specific benchmarks. The responsibility for the investment strategies typically lies with a committee and the composition of the committee depends on plan jurisdiction.

Pension assets at the 2010 and 2009 measurement dates do not include any direct investment in the corporation's debt or equity securities. Substantially all pension benefit payments are made from assets of the pension plans. Using foreign currency exchange rates as of July 3, 2010 and expected future service, it is anticipated that the future benefit payments will be as follows: $223 million in 2011, $225 million in 2012, $233 million in 2013, $238 million in 2014, $244 million in 2015 and $1,351 million from 2016 to 2020.

As part of a previously announced capital plan, the corporation made a voluntary contribution of $200 million into its U.S. defined benefit pension plans in the fourth quarter of 2010. At the present time, the corporation expects to contribute approximately $110 million of cash to its pension plans in 2011. During 2006, the corporation entered into an agreement with the plan trustee to fully fund certain U.K. pension obligations by 2015. The anticipated 2011 contributions reflect the amounts agreed upon with the trustees of these U.K. plans. Subsequent to 2015, the corporation has agreed to keep the U.K. plans fully funded in accordance with certain local funding standards. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors including minimum funding requirements in the jurisdictions in which the company operates, the tax deductibility of amounts funded and arrangements made with the trustees of certain foreign plans.

**Defined Contribution Plans** The corporation sponsors defined contribution plans, which cover certain salaried and hourly employees. The corporation's cost is determined by the amount of contributions it makes to these plans. The amounts charged to expense for contributions made to these defined contribution plans totaled $42 million in 2010, $43 million in 2009 and $43 million in 2008.

## Notes to financial statements

**Multi-employer Plans** The corporation participates in multi-employer plans that provide defined benefits to certain employees covered by collective bargaining agreements. Such plans are usually administered by a board of trustees composed of the management of the participating companies and labor representatives. The net pension cost of these plans is equal to the annual contribution determined in accordance with the provisions of negotiated labor contracts. These contributions were $50 million in 2010, $49 million in 2009 and $48 million in 2008. Assets contributed to such plans are not segregated or otherwise restricted to provide benefits only to the employees of the corporation. The future cost of these plans is dependent on a number of factors including the funded status of the plans and the ability of the other participating companies to meet ongoing funding obligations.

In addition to regular contributions, the corporation could be obligated to pay additional contributions (known as complete or partial withdrawal liabilities) if a multi-employer pension plan (MEPP) has unfunded vested benefits. The corporation recognized a partial withdrawal liability in 2010 of $22 million related to one collective bargaining agreement, all of which was recognized in Selling, general and administrative expenses in the Consolidated Statements of Income. The corporation also recognized a partial withdrawal liability of $31 million in 2009 as a result of the cessation of contributions to a MEPP with respect to one collective bargaining unit. Of the total charge to income in 2009, $13 million was recognized in Cost of sales and $18 million was recognized in Selling, general and administrative expenses in the Consolidated Statements of Income. The charges for both years was recognized in the results of the North American Fresh Bakery segment.

### Note 17– Postretirement Health-Care and Life-Insurance Plans

The corporation provides health-care and life-insurance benefits to certain retired employees and their covered dependents and beneficiaries. Generally, employees who have attained age 55 and have rendered 10 or more years of service are eligible for these postretirement benefits. Certain retirees are required to contribute to plans in order to maintain coverage.

During 2009, the corporation entered into a new collective labor agreement in the Netherlands which eliminated post retirement health care benefits for certain employee groups, while also reducing benefits provided to others. The elimination of benefits resulted in the recognition of a curtailment gain of $17 million, of which $12 million impacted continuing operations, related to a portion of the unamortized prior service cost credit which was reported in accumulated other comprehensive income. The plan changes also resulted in a $32 million reduction in the accumulated post retirement benefit obligation with an offset to accumulated other comprehensive income.

During the third quarter of 2009, the corporation approved a change to its U.S. postretirement medical plan. Effective January 1, 2010 the corporation will no longer subsidize retiree medical coverage for U.S. salaried employees and retirees. After this date, retirees will have access to medical coverage but will have to pay 100% of the premium. This change resulted in the recognition of a negative plan amendment which reduced the accumulated postretirement benefit obligation by $50 million with an offset to unamortized prior service cost in accumulated other comprehensive income.

**Measurement Date and Assumptions** Beginning in 2009, a fiscal year end measurement date is utilized to value plan assets and obligations for the corporation's postretirement health-care and life-insurance plans pursuant to the new accounting rules. Previously, the corporation used a March 31 measurement date. The impact of adopting the new measurement date provision was recorded in 2009 as an adjustment to beginning of year retained earnings of $(1) million, net of tax. The adjustment to retained earnings represents the net periodic benefit costs for the period from March 28, 2008 to June 28, 2008, the end of the previous fiscal year, which was determined using the 15-month approach to proportionally allocate the net periodic benefit cost to this period.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the three years ending July 3, 2010 were:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Net periodic benefit cost** | | | |
| **Discount rate** | 6.3% | 6.4% | 5.7% |
| **Plan obligations** | | | |
| **Discount rate** | 5.1 | 6.3 | 6.4 |
| **Health-care cost trend assumed for the next year** | 8.0 | 8.5 | 9.5 |
| **Rate to which the cost trend is assumed to decline** | 5.0 | 5.0 | 5.5 |
| **Year that rate reaches the ultimate trend rate** | 2016 | 2016 | 2015 |

The discount rate is determined by utilizing a yield curve based on high-quality fixed-income investments that have an AA bond rating to discount the expected future benefit payments to plan participants. Assumed health-care trend rates are based on historical experience and management's expectations of future cost increases. A one-percentage-point change in assumed health-care cost trend rates would have the following effects:

| In millions | One Percentage Point Increase | One Percentage Point Decrease |
|---|---|---|
| **Effect on total service and interest components** | **$ 2** | **$ (2)** |
| **Effect on postretirement benefit obligation** | **20** | **(17)** |

**Net Periodic Benefit Cost and Funded Status** The components of the net periodic benefit cost and curtailment gains associated with continuing operations were as follows:

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Components of defined benefit net periodic cost (income)** | | | |
| **Service cost** | **$ 5** | **$ 7** | **$ 8** |
| **Interest cost** | **11** | **13** | **16** |
| **Net amortization and deferral** | **(29)** | **(23)** | **(18)** |
| **Net periodic benefit cost (income)** | **$(13)** | **$ (3)** | **$ 6** |
| **Curtailment (gains)** | **$ –** | **$(12)** | **$ –** |

The increase in net periodic benefit income in 2010 was driven by lower interest costs as a result of the lower accumulated benefit obligation at the start of the year as compared to the prior year, and an increase in net amortization and deferral income. The increase in amortization of prior service cost credits was due to the impact of a prior year plan amendment on the amount of unamortized prior service credits.

The amount of the prior service credits, net actuarial loss and net initial asset that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during 2011 is $27 million of income, $3 million of expense and $2 million of income, respectively.

The funded status of postretirement health-care and life-insurance plans related to continuing operations at the respective year-ends were:

| In millions | 2010 | 2009 |
|---|---|---|
| **Accumulated postretirement benefit obligation** | | |
| **Beginning of year** | **$ 164** | **$ 252** |
| **Service cost** | **5** | **7** |
| **Interest cost** | **11** | **13** |
| **Net benefits paid** | **(18)** | **(21)** |
| **Plan participant contributions** | **2** | **3** |
| **Actuarial (gain) loss** | **27** | **(9)** |
| **Elimination of early measurement date** | **–** | **6** |
| **Plan amendments** | **7** | **(84)** |
| **Foreign exchange** | **(1)** | **(3)** |
| **End of year** | **197** | **164** |
| **Fair value of plan assets** | **–** | **–** |
| **Funded status** | **$(197)** | **$(164)** |
| **Amounts recognized on the consolidated balance sheets** | | |
| **Accrued liabilities** | **$ (14)** | **$ (12)** |
| **Other liabilities** | **(183)** | **(152)** |
| **Total liability recognized** | **$(197)** | **$(164)** |
| **Amounts recognized in accumulated other comprehensive loss** | | |
| **Unamortized prior service credit** | **$(157)** | **$(197)** |
| **Unamortized net actuarial loss** | **51** | **25** |
| **Unamortized net initial asset** | **(5)** | **(7)** |
| **Total** | **$(111)** | **$(179)** |

**Expected Benefit Payments and Funding** Substantially all postretirement health-care and life-insurance benefit payments are made by the corporation. Using foreign exchange rates at July 3, 2010 and expected future service, it is anticipated that the future benefit payments that will be funded by the corporation will be as follows: $14 million in 2011, $14 million in 2012, $14 million in 2013, $14 million in 2014, $14 million in 2015 and $76 million from 2016 to 2020.

The Medicare Part D subsidy received by the corporation in 2010 was $2 million. The subsidy received in 2009 and 2008 has not been material.

## Notes to financial statements

**Note 18 – Income Taxes**

The provisions for income taxes on continuing operations computed by applying the U.S. statutory rate to income from continuing operations before taxes as reconciled to the actual provisions were:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Income (loss) from continuing operations before income taxes** | | | |
| **United States** | 11.9% | (65.6)% | (357.8)% |
| **Foreign** | 88.1 | 165.6 | 257.8 |
| | 100.0% | 100.0 % | (100.0)% |
| **Tax expense (benefit) at U.S. statutory rate** | 35.0% | 35.0 % | (35.0)% |
| **Tax on remittance of foreign earnings** | 19.5 | 12.2 | 68.0 |
| **Finalization of tax reviews and audits and changes in estimate on tax contingencies** | (22.3) | (5.9) | (60.8) |
| **Foreign taxes different than U.S. statutory rate** | (7.5) | (15.9) | (8.3) |
| **Valuation allowances** | (0.6) | 2.4 | (6.6) |
| **Benefit of foreign tax credits** | – | (4.5) | (13.8) |
| **Contingent sale proceeds** | (5.9) | (14.7) | (29.1) |
| **Tax rate changes** | – | (0.2) | (0.1) |
| **Goodwill impairment** | – | 23.6 | 176.5 |
| **Tax provision adjustments** | 2.3 | 2.4 | (12.8) |
| **Sale of capital assets** | – | – | – |
| **Other, net** | (1.2) | 2.9 | (1.4) |
| **Taxes at effective worldwide tax rates** | 19.3% | 37.3 % | 76.6 % |

The tax expense related to continuing operations was $20 million higher in 2010 than in 2009 primarily due to a $437 million increase in income from continuing operations before income taxes and a tax charge of $121 million related to the corporation's decision to no longer reinvest overseas earnings primarily attributable to existing overseas cash and the book value of the household and body care businesses. Partially offsetting this was a benefit of $177 million for the release of certain contingent tax obligations after statutes in multiple jurisdictions lapsed and certain tax regulatory examinations and reviews were resolved.

The tax expense related to continuing operations was $13 million higher in 2009 than in 2008 despite a $514 million increase in income from continuing operations before income taxes. The 2009 tax expense was impacted by $242 million of non-deductible impairment charges compared to $790 million in 2008, a reduction in costs associated with the repatriation of earnings from certain foreign subsidiaries, the reduction in certain contingent tax obligations after statutes in multiple jurisdictions lapsed, the resolution of certain tax regulatory examinations and reviews, and changes in estimate.

The corporation recognized income tax expense of $145 million in 2010, $44 million in 2009 and $107 million in 2008 related to certain earnings outside of the U.S. which were not deemed to be indefinitely reinvested. The $145 million repatriation expense includes the $121 charge explained above. Aside from the items mentioned above, the corporation intends to continue to invest a portion of its earnings outside of the U.S. and, therefore, has not recognized U.S. tax expense on these earnings. U.S. federal income tax and withholding tax on these foreign unremitted earnings would be approximately $200 million to $225 million.

Current and deferred tax provisions (benefits) were:

| In millions | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|
| | Current | Deferred | Current | Deferred | Current | Deferred |
| **U.S.** | $(176) | $182 | $ 77 | $(65) | $ 282 | $(237) |
| **Foreign** | 176 | (33) | 130 | (13) | 98 | (25) |
| **State** | 4 | – | 4 | – | (10) | 12 |
| | $ 4 | $149 | $211 | $(78) | $ 370 | $(250) |

Cash payments for income taxes from continuing operations were $305 million in 2010, $218 million in 2009 and $337 million in 2008.

Sara Lee Corporation and eligible subsidiaries file a consolidated U.S. federal income tax return. The company uses the asset-and-liability method to provide income taxes on all transactions recorded in the consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax liability or asset for each temporary difference is determined based upon the tax rates that the company expects to be in effect when the underlying items of income and expense are realized. The company's expense for income taxes includes the current and deferred portions of that expense. A valuation allowance is established to reduce deferred tax assets to the amount the company expects to realize.

The deferred tax liabilities (assets) at the respective year-ends were as follows:

| In millions | 2010 | 2009 |
|---|---|---|
| **Deferred tax (assets)** | | |
| **Pension liability** | **$(194)** | **$ (306)** |
| **Employee benefits** | **(219)** | **(19)** |
| **Unrealized foreign exchange** | **(49)** | **(158)** |
| **Nondeductible reserves** | **(90)** | **(74)** |
| **Net operating loss and other tax carryforwards** | **(365)** | **(334)** |
| **Other** | **(82)** | **(149)** |
| **Gross deferred tax (assets)** | **(999)** | **(1,040)** |
| **Less valuation allowances** | **219** | **207** |
| **Net deferred tax (assets)** | **(780)** | **(833)** |
| **Deferred tax liabilities** | | |
| **Property, plant and equipment** | **$ 131** | **$ 176** |
| **Intangibles** | **218** | **245** |
| **Unrepatriated earnings** | **501** | **10** |
| **Deferred tax liabilities** | **850** | **431** |
| **Total net deferred tax (assets) liabilities** | **$ 70** | **$ (402)** |

Tax-effected net operating loss and other tax carryforwards expire as follows: $12 million in 2011, $1 million in 2012, $1 million in 2013, $2 million in 2014, $1 million in 2015, $4 million in 2017, $6 million in 2018, $3 million in 2019, and $27 million in 2021 and beyond. There is no expiration date on $252 million of net operating loss carryforwards. Separately, there are state net operating losses of $56 million that begin to expire in 2011 through 2029.

Valuation allowances have been established on net operating losses and other deferred tax assets in the United Kingdom, Belgium, Russia, and other foreign and U.S. state jurisdictions as a result of the corporation's determination that there is less than a 50% likelihood that these assets will be realized.

The corporation records tax reserves for uncertain tax positions taken, or expected to be taken, on a tax return. For those tax benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon audit settlement.

Due to the inherent complexities arising from the nature of the company's businesses, and from conducting business and being taxed in a substantial number of jurisdictions, significant judgments and estimates are required to be made. Agreement of tax liabilities between Sara Lee Corporation and the many tax jurisdictions in which the company files tax returns may not be finalized for several years. Thus, the company's final tax-related assets and liabilities may ultimately be different from those currently reported.

Our total unrecognized tax benefits that, if recognized, would affect our effective tax rate were $279 million as of July 3, 2010. This amount differs from the balance of unrecognized tax benefits as of July 3, 2010 primarily due to uncertain tax positions that created deferred tax assets in jurisdictions which have not been realized due to a lack of profitability in the respective jurisdictions. At this time, the corporation estimates that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately nil to $25 million in the next 12 months from a variety of uncertain tax positions as a result of the completion of various worldwide tax audits currently in process and the expiration of the statute of limitations in several jurisdictions.

The company recognizes interest and penalties related to unrecognized tax benefits in tax expense. During the years ended July 3, 2010, June 27, 2009 and June 28, 2008, the corporation recognized a benefit of $43 million, expense of $15 million and expense of $2 million, respectively, of interest and penalties in tax expense. The tax benefit in 2010 was the result of the finalization of tax reviews and audits and changes in estimates of tax contingencies. As of July 3, 2010, June 27, 2009 and June 28, 2008, the corporation had accrued interest and accrued penalties of approximately $61 million, $111 million and $96 million, respectively.

The corporation's tax returns are routinely audited by federal, state and foreign tax authorities and these audits are at various stages of completion at any given time. The Internal Revenue Service (IRS) has completed examinations of the company's U.S. income tax returns through July 1, 2006. Fiscal years remaining open to examination in the Netherlands include 2003 and forward. Other foreign jurisdictions remain open to audits ranging from 1999 forward. With few exceptions, the company is no longer subject to state and local income tax examinations by tax authorities for years before June 28, 2003.

# Notes to financial statements

As expected, in October 2009, the Spanish tax administration upheld the challenge made by its local field examination against tax positions taken by the corporation's Spanish subsidiaries. In November 2009, the corporation filed an appeal against this claim with the Spanish Tax Court. In April 2010, the Spanish Chief Inspector upheld a portion of the claim raised by the Spanish tax authorities, which the corporation will appeal. The corporation believes it is adequately reserved for the claim upheld by the Spanish Chief Inspector. However, in order to continue its appeal, the corporation was required to obtain a bank guarantee in May 2010 of $80 million as security against all allegations. The corporation continues to dispute the challenge and will continue to have further proceedings with the Spanish tax authorities regarding this issue.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended July 3, 2010, June 27, 2009 and June 28, 2008.

| In millions Year ended | July 3, 2010 | June 27, 2009 | June 28, 2008 |
|---|---|---|---|
| **Unrecognized tax benefits** | | | |
| **Beginning of year balance** | $ 547 | $591 | $580 |
| **Increases based on current period tax positions** | 34 | 28 | 85 |
| **Increases based on prior period tax positions** | 39 | 22 | 15 |
| **Decreases based on prior period tax positions** | (32) | (30) | (32) |
| **Decreases related to settlements with tax authorities** | (164) | (10) | (47) |
| **Decreases related to a lapse of applicable statute of limitation** | (25) | (7) | (46) |
| **Foreign currency translation adjustment** | (32) | (47) | 36 |
| **End of year balance** | $ 367 | $547 | $591 |

### Note 19 – Business Segment Information

The following are the corporation's five business segments and the types of products and services from which each reportable segment derives its revenues.

- North American Retail sells a variety of packaged meat and frozen bakery products to retail customers in North America and includes the corporation's U.S. *Senseo* retail coffee business.
- North American Fresh Bakery sells a variety of fresh bakery products to retail customers in North America.
- North American Foodservice sells a variety of meats, bakery, and beverage products to foodservice customers in North America such as broad-line foodservice distributors, restaurants, hospitals and other large institutions.
- International Beverage sells coffee and tea products in major markets around the world, including Europe, Australia and Brazil.
- International Bakery sells a variety of bakery and dough products to retail and foodservice customers in Europe and Australia.

The corporation's management uses operating segment income, which is defined as operating income before general corporate expenses and amortization of trademarks and customer relationship intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments. Interest and other debt expense, as well as income tax expense, are centrally managed, and accordingly, such items are not presented by segment since they are not included in the measure of segment profitability reviewed by management. The accounting policies of the segments are the same as those described in Note 2 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies."

The corporation incurs various information technology (IT) and human resource (HR) costs related to its business segments. The IT costs include amortization of software used directly by the business segments, intranet website management costs, systems support, maintenance and project costs. The HR costs include benefits administration, organizational development, labor relations and recruiting costs incurred by the corporate human resource function on behalf of the business segments. Prior to 2010, these costs were included in Other general corporate expenses. Beginning in 2010, the corporation now includes these IT and HR costs in the operating results of the business segments. The reason for this change is that the integration of our operations over the past several years has resulted in more centralized services, which in many cases are conducted directly for the benefit of the business segments. Management believes these costs should be reflected in operating segment income in order to provide better information regarding the actual results of the business segment. Business segment information for 2009 and 2008 has been revised to be consistent with the new basis of presentation.

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| Sales | | | |
| North American Retail | $ 2,818 | $ 2,767 | $ 2,613 |
| North American Fresh Bakery | 2,128 | 2,200 | 2,028 |
| North American Foodservice | 1,873 | 2,092 | 2,186 |
| International Beverage | 3,221 | 3,062 | 3,238 |
| International Bakery | 785 | 795 | 934 |
| | 10,825 | 10,916 | 10,999 |
| Intersegment | (32) | (34) | (50) |
| Total | $10,793 | $10,882 | $10,949 |
| Operating Segment Income (Loss) | | | |
| North American Retail | $ 346 | $ 253 | $ 149 |
| North American Fresh Bakery | 44 | 26 | 55 |
| North American Foodservice | 125 | 36 | (324) |
| International Beverage | 592 | 493 | 551 |
| International Bakery | (14) | (194) | (346) |
| Total operating segment income | 1,093 | 614 | 85 |
| Amortization of trademarks and other intangibles | (49) | (47) | (48) |
| General corporate expenses – other | (249) | (217) | (244) |
| General corporate expenses – derivatives | (17) | (18) | 22 |
| Adjustment for noncontrolling interests | 7 | 5 | 4 |
| Contingent sale proceeds | 133 | 150 | 130 |
| Total operating income | 918 | 487 | (51) |
| Net interest expense | (123) | (129) | (105) |
| Income from continuing operations before income taxes | $ 795 | $ 358 | $ (156) |

Net sales for a business segment may include sales between segments. Such sales are at transfer prices that are equivalent to market value. Revenues from Wal-Mart Stores Inc. represent approximately $1.6 billion, $1.4 billion and $1.2 billion of the corporation's consolidated revenues in 2010, 2009 and 2008, respectively. Each of the corporation's business segments sells to this customer, except International Bakery.

The amounts reported for operating segment income and operating income may include, but are not limited to, amounts recognized in the Consolidated Statements of Income for exit activities, asset and business dispositions, impairment charges, transformation/Accelerate charges, pension curtailment gains/losses and pension partial withdrawal liability charges. See the Operating Results by Business Segment section of the Financial Review for additional information regarding these amounts.

| In millions | 2010 | 2009 | 2008 |
|---|---|---|---|
| Assets | | | |
| North American Retail | $1,293 | $1,266 | $ 1,287 |
| North American Fresh Bakery | 1,128 | 1,142 | 1,161 |
| North American Foodservice | 1,057 | 1,134 | 1,258 |
| International Beverage | 1,871 | 1,932 | 2,109 |
| International Bakery | 607 | 719 | 1,089 |
| | 5,956 | 6,193 | 6,904 |
| Net assets held for sale | 1,092 | 1,342 | 1,663 |
| Other[1] | 1,788 | 1,884 | 2,264 |
| Total assets | $8,836 | $9,419 | $10,831 |
| Depreciation | | | |
| North American Retail | $ 97 | $ 95 | $ 92 |
| North American Fresh Bakery | 71 | 67 | 63 |
| North American Foodservice | 60 | 51 | 69 |
| International Beverage | 88 | 91 | 92 |
| International Bakery | 24 | 25 | 27 |
| | 340 | 329 | 343 |
| Discontinued operations | 7 | 32 | 36 |
| Other | 21 | 22 | 24 |
| Total depreciation | $ 368 | $ 383 | $ 403 |
| Additions to Long-Lived Assets | | | |
| North American Retail | $ 163 | $ 110 | $ 149 |
| North American Fresh Bakery | 59 | 58 | 77 |
| North American Foodservice | 45 | 58 | 70 |
| International Beverage | 85 | 100 | 133 |
| International Bakery | 20 | 20 | 21 |
| | 372 | 346 | 450 |
| Other | 7 | 26 | 51 |
| Total additions to long-lived assets | $ 379 | $ 372 | $ 501 |

[1] Principally cash and cash equivalents, certain corporate fixed assets, deferred tax assets and certain other noncurrent assets.

# Notes to financial statements

## Note 20 – Geographic Area Information

| In millions | United States | Netherlands | Spain | France | Other | Total |
|---|---|---|---|---|---|---|
| **2010** | | | | | | |
| **Sales** | $6,769 | $1,001 | $607 | $509 | $1,907 | $10,793 |
| **Long-lived assets** | 2,725 | 274 | 180 | 294 | 363 | 3,836 |
| **2009** | | | | | | |
| **Sales** | $7,017 | $ 987 | $649 | $526 | $1,703 | $10,882 |
| **Long-lived assets** | 2,791 | 345 | 244 | 316 | 386 | 4,082 |
| **2008** | | | | | | |
| **Sales** | $6,774 | $1,066 | $754 | $568 | $1,787 | $10,949 |
| **Long-lived assets** | 2,968 | 400 | 522 | 361 | 450 | 4,701 |

## Note 21 – Quarterly Financial Data (Unaudited)

The corporation's quarterly results for 2010 and 2009 are as follows:

| In millions Quarter | First | Second | Third | Fourth |
|---|---|---|---|---|
| **2010** | | | | |
| **Continuing operations** | | | | |
| **Net sales** | $2,588 | $2,858 | $2,578 | $2,769 |
| **Gross profit** | 969 | 1,105 | 1,015 | 1,012 |
| **Income (loss)** | 191 | 306 | 27 | 118 |
| **Income (loss) per common share** | | | | |
| **Basic** | 0.27 | 0.44 | 0.04 | 0.17 |
| **Diluted** | 0.27 | 0.43 | 0.04 | 0.17 |
| **Net income (loss)** | 287 | 376 | (328) | 192 |
| **Net income (loss) per common share** | | | | |
| **Basic** | 0.41 | 0.53 | (0.49) | 0.28 |
| **Diluted** | 0.41 | 0.53 | (0.49) | 0.28 |
| **Cash dividends declared** | – | 0.11 | 0.11 | 0.22 |
| **Market price** | | | | |
| **High** | 11.36 | 12.61 | 14.17 | 15.08 |
| **Low** | 9.17 | 10.64 | 11.67 | 12.83 |
| **Close** | 11.21 | 12.45 | 13.74 | 13.99 |

| In millions Quarter | First | Second | Third | Fourth |
|---|---|---|---|---|
| **2009** | | | | |
| **Continuing operations** | | | | |
| **Net sales** | $2,794 | $2,856 | $2,575 | $2,657 |
| **Gross profit** | 977 | 969 | 932 | 966 |
| **Income (loss)** | 192 | (39) | 134 | (62) |
| **Income (loss) per common share** | | | | |
| **Basic** | 0.27 | (0.06) | 0.19 | (0.09) |
| **Diluted** | 0.27 | (0.06) | 0.19 | (0.09) |
| **Net income (loss)** | 232 | (11) | 170 | (11) |
| **Net income (loss) per common share** | | | | |
| **Basic** | 0.33 | (0.02) | 0.24 | (0.02) |
| **Diluted** | 0.32 | (0.02) | 0.24 | (0.02) |
| **Cash dividends declared** | – | 0.11 | 0.11 | 0.22 |
| **Market price** | | | | |
| **High** | 15.07 | 13.55 | 10.64 | 9.75 |
| **Low** | 12.05 | 7.74 | 6.80 | 7.85 |
| **Close** | 13.29 | 9.42 | 8.25 | 9.58 |

The quarterly financial data shown above includes the impact of significant items. Significant items may include, but are not limited to: charges for exit activities; transformation program and Project Accelerate costs; impairment charges; pension partial withdrawal liability charges; benefit plan curtailment gains and losses; tax charges on deemed repatriated earnings; tax costs and benefits resulting from the disposition of a business; impact of tax law changes; changes in tax valuation allowances and favorable or unfavorable resolution of open tax matters based on the finalization of tax authority examinations or the expiration of statutes of limitations. Further details of these items are included in the Financial Review section of the Annual Report.

# Report of Independent Registered Public Accounting Firm

**To the Board of Directors and**
**Stockholders of Sara Lee Corporation**

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity and cash flows present fairly, in all material respects, the financial position of Sara Lee Corporation and its subsidiaries at July 3, 2010 and June 27, 2009, and the results of their operations and their cash flows for each of the three years in the period ended July 3, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 3, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



**PricewaterhouseCoopers LLP**
Chicago, Illinois
August 27, 2010

# Management's Report

**Management's Report on Internal Control Over Financial Reporting**

Under Section 404 of The Sarbanes-Oxley Act of 2002, the corporation is required to assess the effectiveness of its internal control over financial reporting as of July 3, 2010 and report, based on that assessment, whether the corporation's internal controls over financial reporting are effective.

Management of the corporation is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rules 13a–15f and 15d–15f under the Securities Exchange Act of 1934. The corporation's internal control over reporting is designed to provide reasonable assurance regarding the reliability of the corporation's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The corporation's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the acquisition, disposition and other transactions regarding the assets of the corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the corporation's assets that could have a material effect on the financial statements.

Internal control over reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The corporation's management has assessed the effectiveness of its internal control over financial reporting as of July 3, 2010. In making this assessment, the corporation used the criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication and monitoring. The corporation's assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Management of the corporation reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on the corporation's assessment, management has concluded that, as of July 3, 2010, the corporation's internal control over financial reporting was effective.

The effectiveness of the corporation's internal control over financial reporting as of July 3, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.



**Marcel H.M. Smits**
Interim chief executive officer



**Mark A. Garvey**
Interim chief financial officer

# Performance graph



Sara Lee
S&P Peer Composite
S&P 500
$150
$125
$100
$75
$50
$25


| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 |
|---|---|---|---|---|---|---|
| Sara Lee | $100 | $ 85 | $111 | $ 80 | $ 65 | $ 99 |
| S&P Peer Composite | $100 | $103 | $122 | $113 | $105 | $127 |
| S&P 500 | $100 | $109 | $131 | $114 | $ 84 | $ 96 |

$100 invested on 07/02/05 in stock or index, including reinvestment of dividends. Fiscal year ending the closest Saturday to June 30 (July 3, 2010, for fiscal 2010).

**Comparison of Five-Year Cumulative Total Stockholder Return**

Sara Lee utilizes a weighted composite of the S&P Packaged Foods & Meats and Household Products (Non-Durables) Indices, because no single standardized industry index represents a comparable peer group. As of July 3, 2010, the two indices were comprised of the following companies: the S&P Packaged Foods & Meats Index – Campbell Soup Company, ConAgra Foods Inc., Dean Foods Company, General Mills, Inc., H.J. Heinz Company, Hershey Foods Corporation, Hormel Foods Corporation, Kellogg Company, Kraft Foods Inc., McCormick & Company Inc., Sara Lee Corporation, The J.M. Smucker Company and Tyson Foods Inc.; and the S&P Household Products Index – The Clorox Company, Colgate-Palmolive Company, Kimberly-Clark Corporation and The Procter & Gamble Company. The returns on the Peer Composite index were calculated as follows: at the beginning of each fiscal year, the amount invested in each S&P industry sector index was equivalent to the percentage of Sara Lee's operating profits in its food and beverage businesses and its household products business, respectively, for the preceding year. Sara Lee's operating profit is calculated using the current year's financial statement presentation, which may be adjusted or restated to reflect items such as business acquisitions or divestitures. As a result, the investment allocation was re-weighted each year to reflect the profit percentage change that occurred in Sara Lee's business mix during the prior year.

## Board of directors

**James S. Crown,** 57 ✢ ◆ ●
*Chairman*
President,
Henry Crown and Company
Director since 1998

**Christopher B. Begley,** 58 ▲ ★
Chairman and
chief executive officer,
Hospira, Inc.
Director since 2006

**Crandall C. Bowles,** 62 ● ★
Chairman,
Spring Industries, Inc.
Director since 2008

**Virgis W. Colbert,** 70 ★
Retired executive
vice president,
Miller Brewing Company
Director since 2006

**Laurette T. Koellner,** 55 ✢ ▲ ◆
Retired president,
Boeing International
Director since 2003

**Cees J.A. van Lede,** 67 ▲ ◆
Retired chairman and
chief executive officer,
Akzo Nobel N.V.
Director since 2002

**Dr. John D.G. McAdam,** 62 ◆ ●
Retired chief executive officer,
Imperial Chemical
Industries PLC
Director since 2008

**Sir Ian Prosser,** 67 ✢ ▲ ★
Retired chairman,
InterContinental
Hotels Group PLC
Director since 2004

**Norman R. Sorensen,** 65 ◆ ●
President international asset
management and accumulation,
Principal Financial Group
Director since 2007

**Jeffrey W. Ubben,** 49 ▲ ★
Chief executive officer and
chief investment officer,
ValueAct Capital
Director since 2008

**Jonathan P. Ward,** 56 ✢ ◆ ●
Senior advisor,
Kohlberg & Co.
Director since 2005

✢ Executive Committee
▲ Audit Committee
◆ Corporate Governance, Nominating and Policy Committee
● Compensation and Employee Benefits Committee
★ Finance Committee

**Red** symbol indicates committee chair

## Senior corporate officers

**Marcel H.M. Smits,** 48
Interim chief executive officer,
executive vice president

**Stephen J. Cerrone,** 51
Executive vice president,
human resources

**Christopher J. (CJ) Fraleigh,** 46
Executive vice president,
chief executive officer,
North American
Retail and Foodservice

**Brett J. Hart,** 41
Executive vice president,
general counsel and
corporate secretary

**Vincent H.A.M. Janssen,** 57
Executive vice president,
chief executive officer,
International Household
and Body Care

**Frank van Oers,** 51
Executive vice president,
chief executive officer,
International Beverage
and Bakery

**B. Thomas Hansson,** 50
Senior vice president,
strategy and corporate
development

**Mark A. Garvey,** 46
Interim chief financial officer,
vice president

**Office of the chairman**
James S. Crown, chairman
Marcel H.M. Smits
Christopher J. (CJ) Fraleigh

As of September 1, 2010

# Investor information

**Corporate Information**

**Sara Lee Corporation's 2010 annual report and proxy statement together contain substantially all the information presented in the corporation's annual report on Form 10-K filed with the Securities and Exchange Commission. Individuals interested in receiving the Form 10-K, investor packets or other corporate literature, as well as our latest quarterly earnings announcement, via first-class mail should call or write to the Investor Relations Department. This information is also available via the Internet with links to our brand and division Web sites.**

**Investor Relations Department**
**Sara Lee Corporation**
**3500 Lacey Road**
**Downers Grove, IL 60515-5424**
**Phone: +1.630.598.8100**
**Email: investor.relations@saralee.com**
**Web site: www.saralee.com**

**Investor Inquiries**

Securities analysts, portfolio managers and representatives of financial institutions seeking information about the corporation should contact Investor Relations at **+1.630.598.8100.**

**Stockholder Inquiries**

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address, dividend payments, direct stock purchase, dividend reinvestment and direct deposit of quarterly dividends into checking or savings accounts, should contact our transfer agent and registrar, BNY Mellon Shareowner Services.

BNY Mellon Shareowner Services
Attn: Stock Transfer Department, 6th floor
500 Ross Street
Pittsburgh, PA 15262
Toll free number: **+1.888.422.9881**
International: **+1.201.680.6678**
TDD: **+1.800.231.5469**
Email: **shrrelations@bnymellon.com**

**2010 Annual Meeting of Stockholders**

Thursday, October 28, 2010
9:30 – 10:30 a.m. Central Time
Oak Brook Hills Marriott Resort
3500 Midwest Road
Oak Brook, IL 60523-2573

**Stock Listing**

Sara Lee Corporation's common stock is listed under the symbol SLE on the New York, Chicago and London stock exchanges.

**Dividends**

Sara Lee Corporation's quarterly dividends on common stock are paid on or about the fifth business day of January, April, July and October. As of September 1, 2010, the corporation has paid 257 consecutive quarterly dividends.

**Dividend Reinvestment**

Stockholders are invited to participate in the Sara Lee Corporation Direct Investment Plan. Our Plan provides a convenient and economical way to purchase shares directly from the company, reinvest dividends and invest additional cash amounts in Sara Lee Corporation common stock. A complete Plan prospectus as well as other shareholder services forms can be found on our Web site at **www.saralee.com** in the Investor Relations section (Shareholder Services/Account Access) or you can request further information by contacting BNY Mellon Shareowner Services at **+1.888.422.9881** (Toll free), **+1.201.680.6678** (International) or **+1.800.231.5469** (TDD).

**Sara Lee and Sustainability**

For information about Sara Lee's sustainability program and to review the sustainability reports, please visit our corporate Web site at **www.saralee.com/sustainability.**

**Sara Lee Foundation**

The Sara Lee Foundation is the philanthropic arm of Sara Lee Corporation. For more information, please visit **www.saraleefoundation.org.**

*Sara Lee Corporation wishes to thank its employees Casey Cordova (page 9), Kanika White (page 12) and Carlos Ramirez (page 14) for being great brand ambassadors in this year's annual report.*


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-000648
© 1996 Forest Stewardship Council
FSC
30%

This report was printed using vegetable oil based inks on recycled paper containing 30% post consumer waste. These inks are made from varnishes that use higher levels of renewable resources and produce lower levels of VOC emissions. Environmental savings achieved using this paper: 106 trees preserved for the future, 38,662 gallons of wastewater flow saved, 6,397 lbs solid waste not generated, 36,234 lbs net greenhouse gases prevented and 73,400,000 BTUs energy not consumed.



Design: Coates and Coates. Photography: James Schnepf. Printing: RR Donnelley


Douwe
Egberts
Aroma Rood
Sara Lee
Smooth & Creamy
ORIGINAL CREA
CHEESECAKE
Hillshire
Farm
HONEY HAM
ULTRA THIN

**Sara Lee Corporation** 3500 Lacey Road Downers Grove, IL 60515-5424 +1.800.SARA.LEE +1.630.598.6000 www.saralee.com